ORGANIGRAM HOLDINGS INC. Annual Report

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Corporate ESG Report 2023 Organigram at a Glance • Head office: Toronto, Ontario • Production Facilities: Moncton, NB., Winnipeg, MB., Lac-Supérieur, QC. • Employees: 984 (as of September 30, 2023) Introduction This report presents the progress Organigram Holdings Inc., including its subsidiary Organigram Inc. (collectively "Organigram" or “The Company”)) has made on Environmental, Social and Governance (ESG) issues over the fiscal year ending September 30, 2023. This report encompasses all of Organigram’s operations and activities, at our corporate head office in Toronto (Ontario) and at our three production facilities: Moncton (New Brunswick), Winnipeg (Manitoba), and Lac-Supérieur (Quebec). A Message from our CEO Since the very beginning, Organigram has stayed true to its values, and we're proud of that. We think a company's success isn't just about financial goals. It's also about the way we work, the people, the connections we build, and how we help the communities around us. At Organigram, we believe that being successful means both reaching our financial goals and doing the right thing. This is what really defines our success today and guides our growth in the future. We have a clear vision to be a respected global leader in the emerging cannabis movement and we believe it is our responsibility to be transparent with our stakeholders on all aspects of our business. Therefore, we are pleased to share with you our second ESG report where we continue to report on three broad but important parameters: • Governance • Environmental Impact • Social Impact This report explains how we work, shows the progress we've made in 2023, and talks about how we can do better in 2024. As a major cannabis producer, we understand our role in setting good standards for the industry. You might know that we've spoken out against inflated THC levels in the industry. We did this for our consumers' safety and the industry at large. We are committed to championing such causes until we are able to create a secure, sustainable and more responsible space for everyone involved in this evolving industry. We are committed to our mission of delighting consumers with trusted brands that deliver innovative cannabis products and experiences while promoting education and industry advocacy. /s/ Beena Goldenberg Chief Executive Officer

Vision To be a respected global leader in the emerging cannabis movement. Mission To delight consumers with trusted brands that deliver innovative cannabis products and experiences while promoting education and industry advocacy. ESG Highlights 2023 Governance and Advocacy Our governance structure evolved to embrace sustainability, with the introduction of the Governance, Nominating, and Sustainability Committee. Ethical business conduct, data security, and risk management were reinforced, ensuring the integrity of our operations. In advocacy, an ongoing legal battle against Health Canada underscored our commitment to product safety, exemplifying our proactive stance in industry challenges. Environmental Stewardship: In the past fiscal year, referenced throughout this document as “Fiscal 2023” or “FY2023” which was a 13-month period from September 1, 2022 to September 30, 2023, we prioritized environmental sustainability, achieving notable milestones across our operations. Despite an overall increase in consumption, strategic initiatives, including completion of the “4C” facility as part of the expansion of our Moncton, NB facility (the “Moncton site”), the introduction of fractional watering practices, and light emitting diode (LED) lighting adoption, all instituted in FY2022 (as defined below), have resulted in efficiency gains and a lower overall consumption of electricity and water usage than we would have otherwise incurred. Our commitment to transparency in reporting our carbon emissions is evident in our decision to report emissions by scope, highlighted later in this report, showcases advancements in energy consumption, and logistical optimizations. Social Impact Diversity and inclusion remained at the forefront of our social impact initiatives. With women’s representation on the board and in leadership positions reaching 44%, we are fostering an inclusive workplace. Diversity training, leadership development programs, and ongoing engagement efforts contributed to a vibrant and supportive organizational culture. Governance Our commitment to sound governance practices is integral to our approach in maintaining transparency, accountability, and ethical decision-making. The following are the key aspects of our governance structure. Board Structure Our board is composed of nine members, eight of whom are independent directors. For the purposes of this report, independence signifies directors who are independent of management, acknowledging that our Chief Executive Officer is also a director. We believe that a mix of perspectives, including non-independent directors, contributes to robust decision-making.

All independent directors actively participate in committees and in-camera sessions to operate independently of management, fostering constructive discussions and oversight. Our committees remain largely consistent year-over-year. However, noteworthy is the transformation of the Governance committee into the Governance, Nominating, and Sustainability committee during our fiscal year ending on August 31, 2022 (“FY2022”), reflecting our heightened focus on sustainability. Corporate Ethics Our corporate ethics framework remains steadfast, with no changes in FY2023 to our Code of Ethics, Whistleblower, Insider Trading, Anti-Bribery, Anti-Corruption, and Disclosure policies from FY2022. We have a number of ethical conduct and compliance policies in place, ensuring that our business conduct aligns with the highest ethical standards. Data Security/Risk Management We prioritize data security and risk management, utilizing Multi-Factor Authentication, comprehensive training programs, and well-defined policies. In FY2023, we enhanced our risk management practices through collaboration between our internal legal counsel and our IT department to improve offerings and processes and to assess policies. We are committed to ensuring that our leadership is aware of evolving cyber threats to our business. Our board and all corporate employees are required to complete cybersecurity training on a regular basis to ensure awareness of ongoing risks from external cyber threats. Our board also received cybersecurity awareness training this year by Grant Thornton LLP, facilitated by our Chief Information Officer, which covered the types of cybersecurity threats our organization might be vulnerable to, case studies of how other organizations have been impacted by cybersecurity incidents, and best practices to protect ourselves against future cybersecurity threats. Our crisis communication plan, onboarded in FY2022, ensures effective communication during challenging times. A Disaster Recovery Plan is currently under review, and we hope to formally implement it soon. Our commitment to privacy, meanwhile, is reinforced by a robust privacy policy. Product Safety In our unwavering commitment to product safety, we are proud to report that there have been no recalls of our products for the third consecutive fiscal year. We have taken significant strides to enhance transparency, particularly in our Tetrahydrocannabinol (“THC”) potency testing procedures. Through detailed disclosure and a consumer rights campaign, we advocated for standardized THC potency testing by Health Canada. Our social media platforms have been instrumental in illustrating the rigorous scrutiny each of our products undergoes, emphasizing our dedication to transparency and consumer safety. Accurate labeling remains a cornerstone of this commitment, as we recognize its pivotal role in ensuring heightened levels of consumer safety and trust. We have established policies and procedures in our facilities to ensure that our cannabis is grown, processed and packaged in a safe environment. Our facilities follow policies and procedures to ensure product safety, including codification of Good Production Practices as defined in Part 5 of the Cannabis Act (Canada). We have established a quality management system based on the International Council for Harmonisation Q10 Pharmaceutical Quality Management System. Additionally, we are in the process of obtaining European Union Good Manufacturing Practices certification for our Moncton site. Product safety is a priority for our management and leadership teams. To ensure that product safety remains a primary focus, the Company has an internal audit program that places responsibility on the leadership teams at each of our sites to comply with all product safety related policies. Advocacy As active members of the Cannabis Council of Canada, we engage in advocacy initiatives that align with our commitment to responsible cannabis practices. Notably, we continue to participate in the annual 'Grass on the Hill' lobbying event with the Government of Canada, where we gather with fellow cannabis industry participants to meet with government officials and advocate for regulatory change, including change that would have a positive impact on public safety and environmental sustainability. Our commitment to participating in this annual event demonstrates our dedication to industry-wide collaboration that furthers the growth of the cannabis industry in a responsible and safe manner. Advocating for the changes needed for the long-term health of the industry is also a key component in our strategic public relations outreach narrative. During Fiscal 2023, we took a stance against Health Canada’s classification decision of our Edison JOLTS sublingual lozenges (“JOLTS”) and sought a judicial review of the decision. On August 8, 2023, the Federal Court of Canada (the “Federal Court”) ruled in our favour, citing a breach of procedural fairness by Health Canada. As a result, Health Canada has acknowledged the Federal Court’s decision and voided its initial classification. Pending a final redetermination, we have reinstated the commercialization of JOLTS, and we maintain our position that they are properly classified as a cannabis extract. Environmental Impact Our environmental initiatives have yielded both challenges and successes, reflecting our ongoing commitment to sustainability and efficiency. Electricity Consumption As in FY2022, we observed increases in our electricity consumption at our three state-of-the-art production facilities this past year, driven by increased production, capacity expansion with the addition of new grow rooms to our Moncton site, and the completion of 10,000 square feet of new greenhouse space at our Lac-Supérieur, QC site, which also produces our hashish products, bringing the total size of this facility to 36,000 square feet (the “Lac-Supérieur site”). Hashish and craft flower production continued at the Lac- Supérieur site in FY2023, and our new greenhouses are set to begin production in FY2024, which will greatly expand our craft flower output. As we will discuss below, we have and continue to take measures to increase our energy efficiency wherever possible as we continue to grow and expand our production. While the increased consumption is aligned with the growth of our operations, the declining average selling price for cannabis has slowed the rate at which we were able to sell the cannabis we produced, pushing our kilowatt-hours (kWh) per kilogram (kg) sold ratio up. Also, a

kWh/kg sold ratio can be inaccurate, as our product may be sold in a different quarter or financial year than when it was harvested at our facility. To reconcile this, we are now measuring kWh usage per kilograms (kg’s) of cannabis harvested to provide a more accurate representation of energy efficiency at our Moncton site. In order to ensure consistency in comparing our performance in FY2023 against FY2022, we are comparing this year’s kWh/kg harvested against kWh/kg harvested in FY2022, despite us not reporting this metric in FY2022. As our Lac-Supérieur facility focuses primarily on producing hashish, we measure our energy consumption based on kWh/kg of hashish produced at the Lac- Supérieur site. As our Winnipeg, MB facility (the “Winnipeg Site”) produces edible and extract products, we measure energy efficiency based on kWh/kg of edible/extract products produced at the Winnipeg site. Electricity Consumption at Moncton Our electricity usage at our Moncton site has seen significant reductions as a result of converting 17,000 lights used in our growing rooms from High Pressure Sodium (HPS) to Light Emitting Diode (LED) lighting, which began in October 2021 and was completed at the beginning of the first of quarter of FY2023 and consumes significantly less power. While the addition of over 40 new grow rooms to our Moncton site throughout FY2022 contributed to a 24% increase in overall electricity consumption in FY2023, we achieved a 69% increase in our harvest yield as a result of this investment (56% during the first 12 months of FY2023). We estimate that our energy consumption per grow room was up to 37% lower in FY2023 due to our LED lighting transition. Our overall energy usage at our Moncton site was 126,007,519 kWh compared to 101,732,614 kWh in FY2022, taking into account that FY2023 was a 13-month reporting period while FY2022 was a 12-month reporting period. In FY2023 and moving forward, we are continually pursuing initiatives to further reduce the energy required for our lighting needs and other operational processes and look forward to reporting on our progress in the future. Our initiatives to reduce power consumption resulted in a significant decrease to our energy consumption per kg harvested at the Moncton site. In FY2023, we consumed 1,452 kWh per kg harvested, down from 1,978 kWh per kg harvested in FY2022, a decrease of approximately 26%. Electricity Consumption at Winnipeg In FY2023, the Winnipeg site consumed 1,242,360 kWh compared to 937,800 kWh in FY2022, taking into account that FY2023 was a 13-month reporting period while FY2022 was a 12-month reporting period. In FY2023, our Winnipeg site consumed an average of 6.34 kWh per kg of edibles/extracts produced, a 29% decrease in electricity consumption per kg produced compared to 8.2 kWh per kg produced in FY2022. Electricity Consumption at Lac-Supérieur Our new Lac-Supérieur site was connected to an external electrical supply in the fourth quarter of FY2023. We will report the initial baseline electrical consumption and efficiency of the Lac- Supérieur site in our FY2024 ESG Report.

Gas Consumption Gas consumption has experienced notable changes, primarily driven by expansions to our production capacity at our Moncton site and our Lac-Supérieur site. Natural gas is used at our Moncton and Winnipeg sites mainly for heating purposes and our usage varies significantly during the seasons. At both our Moncton and Winnipeg sites we saw the highest consumption of natural gas in the second quarter, which was during the winter months. However, our usage in the second quarter of FY2023 was lower at both sites as compared to the second quarter of FY2022. Our overall natural gas usage at the Moncton site for FY2023 was 176,875 units of one hundred cubic feet (“CCF”) compared to 169,095 CCF in FY2022. The increase in usage is due to in part the increase in months to our financial year for FY2023, the increase in the number of growing rooms brought online, and the addition of new laboratory facilities. The natural gas usage at our Winnipeg site was 196,967 cubic metres (m3) in FY2023, which is up from 175,184 m3 in FY2022. This increase can be attributed to our increase in production at our Winnipeg site. Propane is used at our Moncton and Lac-Supérieur sites for heating. The usage of propane at the Moncton site increased from 21,014 liters (L) in FY2022 to 34,411L in FY2023 mainly due to the increase in production at our Moncton site. At our Lac-Supérieur site, 56,563L was used in FY2023 to heat the greenhouse. Diesel fuel was used at the Lac-Supérieur site to fuel an electricity generator while we awaited power for our new facility from Hydro-Québec. 39,207 L of diesel fuel was used in FY2023. As our Lac-Supérieur site is now connected to the local electrical grid, we do not anticipate relying on diesel fuel in the future. CO2 Emissions In terms of emissions tracking, we currently track our emissions of carbon dioxide (CO2) only. Our metrics largely indicate increases in CO2 emissions, which reflect our continued growth and scaling up of operations in spite of our efforts to achieve efficiency wherever possible. We set baselines of CO2 emissions in FY2022 at our Moncton and Winnipeg sites. FY2023 will be the first year that we are able to report a full baseline of emissions for our Lac-Supérieur site. As of FY2023, we now break down our CO2 emissions in a general manner, based on the emissions scope classifications established by the Greenhouse Gas Protocol Corporate Standard as developed by the World Resources Institute and the World Business Council for Sustainable Development.1 We define our Scope 1 emissions as the CO2 emitted from sources we own or control. We define our Scope 2 emissions as the CO2 emitted from the generation of purchased energy, principally electricity and heating/cooling networks, taking into account the carbon intensity of our electricity sources, known as "grid intensity". We base our Scope 2 emissions calculations on the grid intensity of each province as defined in the federal Clean Fuel Regulations as passed under the Canadian Environmental Protection Act.2 Although we are not currently measuring our Scope 3 emissions, we may do so in the future. We define Scope 3 emissions as CO2 emitted as a result of our business activities but occur 1 The Company’s reliance on the Greenhouse Gas Protocol Corporate Standard is limited to the classification of our green house gas emissions. The Company is not formally reporting under such standard. 2 Clean Fuel Regulations, SOR/2022-140 from sources not owned or controlled by us. Scope 3 emissions are made up of the emissions in our value chain, both upstream and downstream, such as sourcing cannabis from other producers, supplies required for the manufacture and packaging of our products, and the transportation of our products from our facilities to our domestic and international customers. CO2 Emissions from our Moncton Site During FY2023, our Moncton site produced Scope 1 CO2 emissions of 1,051 metric tons (mt), up from 970 mt in FY2022. However, we were able to reduce our Scope 1 CO2 emissions to 0.012 mt per kg harvested from 0.019 mt per kg harvested in FY2022. The primary sources of Scope 1 emissions at our Moncton site are the combustion of natural gas and propane, day-to- day operations, and the venting of compressed CO2 gas from our extraction and growing operations, taking into account that our plants also consume a large amount of CO2 while growing. Our Scope 2 CO2 emissions at our Moncton site were approximately 40,373 mt in FY2023. This translates into an average of 0.47 mt per kg harvested. CO2 Emissions from our Winnipeg Site The Winnipeg site began operations under our control in the last month of the financial year ending August 31, 2021. We were therefore able to establish a baseline of CO2 emissions for the Winnipeg site in FY2022. During FY2023, the Winnipeg site produced Scope 1 CO2 emissions of 383 mt, up from 341 mt in FY2022, due to increases in our production and operations. Our Scope 1 CO2 emissions per kg of edibles/extracts produced decreased slightly to 0.00196 mt per kg produced in FY2023 from 0.00298 mt per kg produced in FY2022. The Scope 2 CO2 emissions at our Winnipeg site were 31.3 mt in FY2023. This equals an average of 0.00016 mt of CO2 per kg of product produced at this facility. CO2 Emissions from our Lac-Supérieur Site Our Lac-Supérieur site was acquired in early 2022 and we recently completed construction of a new facility at this site that has expanded our hashish production capacity and is expected to expand our craft flower production capacity from one greenhouse to five greenhouses. In FY2023, only one greenhouse was operational at the Lac-Supérieur site. As this is the first year where we have emissions data for the full year, we are using FY2023 emissions as the baseline for emissions tracking at the Lac-Supérieur site. Emission measurements in future years will allow us to fully compare and analyze our results from FY2023 and moving forward. During FY2023, the Lac- Supérieur site produced Scope 1 CO2 emissions of 189 mt. The source of these emissions was the combustion of diesel fuel to power generators and propane for heat. These fuel sources were required due to ongoing construction of our new facility at the Lac- Supérieur site. In FY2023, Scope 1 CO2 emissions per kg of hashish produced was 0.0848 mt per kg produced. We will report our baseline Scope 2 CO2 emissions for our Lac- Supérieur site in FY2024 once we have a full year of electricity consumption to report. Water Management We have been finding ways to continually mitigate our water usage, however, with increases to our number of grow rooms and to our production lines, our water usage increased during FY2023.

Our Moncton site used 221,645 m3 in FY2023, up from 155,758 m3 in FY2022 due to the addition of new grow rooms and overall production. Water use per square foot in Moncton was 0.413 m3/sq foot up from 0.291 m3/sq foot in FY2022, due to large increases in our harvest. Our Winnipeg site used 5,395 m3 of water in FY2023, an increase of 14% from 4,723 m3, due to increases in production. Water use per square foot Winnipeg was 0.106 m3/sq foot up from 0.093 m3/sq foot in FY2022. Our Lac-Supérieur site draws water from a well, which prevents us from being able to accurately measure our water use at this site at this time. Waste Management While we currently have comprehensive waste data only for the Moncton site, it provides valuable insights. Our Moncton site produced a total of 1,621 mt of waste in FY2023, up from 1,139 mt in FY2022. Of this total waste, 76% was organic waste from plant material and growing media, and 4% was recycled. The percentage of recyclable packaging in our product lineup decreased in FY2023 as a result of our transition from jars to pouches for the majority of our packaging. Despite this decrease, 21% of our units sold in FY2023 were packaged in recyclable packaging. These units were manufactured at all three of our sites. Other Efficiency Gains In addition to the environmental measures described above, we optimized our freight routes in FY2023, contributing to a decrease in CO2 emissions from the transportation of our products, and showcasing the positive environmental impact of our logistical enhancements. Additionally, we have begun transitioning some of our shipments to rail to further decrease our emissions. In FY2023, our Moncton site acquired several new pieces of industrial equipment which consume significant power and contributed to the increased power consumption described above. However, this new equipment has allowed us to carry out certain industrial processes in- house that we previously needed to outsource, which involved the transportation of our product over long distances by truck. The elimination of this outsourcing has led to a reduction in vehicle emissions and greater efficiencies in our production processes. From a logistics’ perspective, the Company has worked to continue to optimize freight routes to reduce the CO2 emissions generated by transportation for inbound and outbound freight, an initiative we began in FY2022. For FY2023, our outbound shipments emitted 1,359 mt of CO2. We will continue to review our freight routes and look for opportunities to optimize further in FY2024. Summary of Environmental Impact In FY2023, we saw increases to our power and water consumption and CO2 emissions at all our facilities both at the overall and per capita level. This was largely caused by investments we made in increasing our production capacity at all our facilities, especially the completion of our new facility at Lac- Supérieur and the operation of new grow rooms in Moncton at full capacity. We will see this consumption stabilize this fiscal year. Nevertheless, past initiatives to reduce our power and water consumption at our Moncton site through our LED lighting conversion means that these increases are less than they would otherwise have been had these initiatives not been executed in FY2022. We continue to explore ways to reduce our environmental footprint and look forward to reporting on new initiatives in the future. Social Impact Diversity & Inclusion Women Representation Our commitment to gender diversity is reflected in our leadership, where women now constitute 55% of our senior leadership team and constitute 33% of our board. These percentages underscore our dedication to fostering a gender-inclusive leadership team. Overall Diversity In Fiscal 2023, we undertook a comprehensive baseline measurement of diversity across our organization, including an exploration of the experiences of our team members in relation to diversity, equity, inclusion, and belonging (“DEIB”). The insights gathered have been instrumental in shaping our DEIB strategy for the next fiscal year, as we continue to prioritize creating an inclusive and equitable workplace. Our team members told us there is opportunity to improve the consistency in experience between designated groups and to support a more inclusive culture. Our focus in 2023 was to provide development opportunities to our leadership. In 2024 we intend to build on this foundational learning with key initiatives celebrating the diversity of our team. Diversity Training In FY2023, we completed diversity training of our leadership with two modules, leading inclusive teams and unconscious bias. We also trained our people in culture team with an additional module of introduction to diversity, equity, inclusion and belonging. Over 70% of our leadership participated in this training. We also introduced new leadership training for supervisors including a module on leading inclusive teams. Our culture team also underwent training, including an introduction to diversity, equity, inclusion, and belonging. Additionally, our supervisors received new instructor leadership training, reinforcing our commitment to fostering an inclusive work environment. Learning and Development Our commitment to investment in the training and development of our employees continued in FY2023 through numerous initiatives aimed at developing both the hard and soft skills of employees at all levels in our organization. These initiatives ranged from conflict resolution, critical thinking and body language to project management, performance management, and practical problem solving. In addition to those courses being offered through in-person classroom and virtual facilitation, we also invested in LinkedIn Learning for people leaders across the organization, as well as developing a diversity, equity, inclusion, and belonging learning path that consisted of two virtual courses (Unconscious Bias and Leading Inclusive Teams). Another notable accomplishment is hiring a full-time Manager, Learning & Development to ensure we continue to focus on learning and development of our employees in FY2024 and beyond. Community Impact Our commitment to social impact is epitomized by the “Organigram Operating for Good” program. Since its launch in March 2022, our team has collectively volunteered an impressive

2285 hours. This program underscores our dedication to making a positive difference in the communities we serve. Our volunteers contribute their time and skills to a wide variety of initiatives including their local Food Bank, United Way, and Canadian Blood Services to name a few, reflecting our ongoing commitment to corporate social responsibility. Labour Management Hourly Wage Disclosure In line with our commitment to fair compensation, we completed benchmarking for all our locations, ensuring that our hourly positions remain above the median of the local area. In FY2023, base salaries were adjusted by 2.5%, maintaining our position above market rates. We are proud to maintain wages that exceed the living wage in all locations where we operate for all employee positions. Career Development Investing in the growth and career development of our team remains a priority. In FY2023, our total training investment reached $650,000, signifying a substantial increase over the previous year. This investment encompasses various training activities and resources across the organization, furthering our commitment to career development. Engagement & Recognition Also in FY2023, we revitalized our employee engagement approach, partnering with an external firm to conduct our first benchmarked survey. With an impressive 80% participation rate, we gained valuable Insights. Our team members told us that have a good relationship with their leaders and each other but were looking for greater connection to senior leadership, more opportunities for development and improved simplicity and transparency in processes. Although our average engagement was 63%, below our target benchmark, we implemented robust action plans, including local in-person town halls, increased investment in learning and development, new supervisor and management training, and a centralized budget for tuition refunds. Compensation & Benefits Our approach to compensation and benefits underwent a significant refresh in FY2023. We streamlined benefits by moving to a single provider and enhanced disability management. Notable additions include TELUS Total Health, providing mental well-being support, unlimited paid time off for salary team members, and an additional day off for well-being for hourly team members. These enhancements align with our commitment to providing a comprehensive and supportive compensation package. Health & Safety In our unwavering commitment to the health and safety of our team members, we meticulously track and evaluate our performance. In Fiscal 2023, we recorded a Total Recordable Incident Frequency (“TRIF”) of 0.7, a decrease from the previous year’s 0.9. TRIF at our Moncton facility was 0.3, which is an industry leading class rate for the sheer number of people at our facility. TRIF as a metric serves as a critical benchmark as we continuously strive to enhance our safety measures. Emphasizing transparency and accessibility, we introduced the ‘Safety by Site’ SharePoint platform, providing a centralized repository for all safety documents, fostering ease of access and collaboration. Recognizing the pivotal role of awareness in mitigating workplace injuries, we launched a comprehensive safety campaign. Themed ‘Situational Awareness,’ the campaign aimed to instill a proactive mindset among our workforce, fostering a collective commitment to injury prevention. In tandem with this campaign, we introduced a new Personal Protective Equipment policy, outlining guidelines to ensure the well-being of our team members. Additionally, the implementation of a lockout mechanism to some of our industrial equipment that features moving parts further strengthened our commitment to maintaining a secure work environment. These initiatives collectively reflect our proactive approach to health and safety, aiming to create a workplace where every team member feels secure and supported. Forward-Looking Information This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”) which are necessarily based upon the Company’s current internal expectations, estimates, forecasts, assumptions and beliefs regarding, among other things, the future performance and results of the Company’s business and operations, general economic conditions, global events and applicable regulatory regime. These forward-looking statements are generally identified by their use of such terms and phrases as “intend,” “goal,” “strategy,” “estimate,” “expect,” “project,” “projections,” “forecasts,” “plans,” “seeks,” “anticipates,” “potential,” “proposed,” “will,” “should,” “could,” “would,” “may,” “likely,” “designed to,” “foreseeable future,” “believe,” “scheduled” and other similar expressions. Forward-looking statements contained herein include, but are not limited to, statements regarding the future implementation and performance of our ESG strategy and all other statements that are not historical facts. Although the Company believes that the expectations reflected in such forward- looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. These factors include, but are not limited to, risks related to competition, changes in the Canadian cannabis industry and market, changes in laws and the other risks described in the Company’s annual information form and management’s discussion & analysis for Fiscal 2023 under the heading “Risk Factors” and filed with the regulators as described below. Any forward-looking statement included in this report is made as of the date of this report and, except as required by law, the Company disclaims any obligation to update or revise any forward-looking statement. Readers are cautioned not to put undue reliance on any forward- looking statement. Forward-looking statements are provided for the purposes of assisting the reader in understanding the Company and its business as at and for the periods ended on certain dates, and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements are not appropriate for other purposes. All forward-looking statements contained in this report are expressly qualified by this cautionary statement. ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF ORGANIGRAM’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING STATEMENTS IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING THE COMPANY’S MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”) UNDER “RISK FACTORS”AND THE COMPANY’S CURRENT ANNUAL INFORMATION FORM (“AIF”) UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR+ AT WWW.SEDARPLUS.CA, AND FILED WITH OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION AND AVAILABLE ON EDGAR AT WWW.SEC.GOV/EDGAR.

INTRODUCTION This Management’s Discussion and Analysis dated December 19, 2023 (this “MD&A”), should be read in conjunction with the audited annual consolidated financial statements (the “Financial Statements”) of Organigram Holdings Inc. (the “Company” or “Organigram”) for the thirteen months ended September 30, 2023 and the twelve months ended August 31, 2022 (“Q4 Fiscal 2023” when referring to the four months ended September 30, 2023), including the accompanying notes thereto. In May 2023, to better align the Company's financial statement reporting requirements with other public companies and calendar quarters, the Company's Board of Directors approved a change in the Company's fiscal year end from August 31 to September 30. Fiscal 2024 commenced on October 1, 2023 and continues through September 30, 2024. As a result of the change in year end, the financial information presented in this MD&A for the current period is for Q4 Fiscal 2023 and Fiscal 2023 whereas the comparative period is for Q4 Fiscal 2022 and Fiscal 2022, respectively. References to "Fiscal 2023" are to the thirteen months from September 1, 2022 through September 30, 2023, references to "Fiscal 2022" are to the twelve months from September 1, 2021 through August 31, 2022 and references to "Fiscal 2021" are to the twelve months from September 1, 2020 through August 31, 2021. Except as otherwise stated, for each fiscal year, references to "Q1" are to the three months from September 1 through November 30, references to "Q2" are to the three months from December 1 through February 28, references to "Q3" are to the three months from March 1 through May 31, and references to Q4 are to the three months from June 1 through August 31, with the exception of Q4 Fiscal 2023, which is for the four month period from June 1, 2023 through September 30, 2023. Financial data in this MD&A is based on the Financial Statements of the Company for the thirteen months ended September 30, 2023, and has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All financial information in this MD&A is expressed in thousands of Canadian dollars (“$”), except for share and per share calculations, references to $ millions and $ billions, per gram (“g”) or kilogram (“kg”) of dried flower and per milliliter (“mL”) or liter (“L”) of cannabis extracts calculations. This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of Non-IFRS Measures (as defined herein). Refer to “Cautionary Statement Regarding Forward-Looking Information” and “Cautionary Statement Regarding Certain Non-IFRS Measures” included within this MD&A. The financial information in this MD&A also contains certain financial and operational performance measures that are not defined by and do not have any standardized meaning under IFRS but are used by management to assess the financial and operational performance of the Company. These include, but are not limited to, the following: • Gross margin before fair value adjustments; • Adjusted gross margin; • Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"); and • Free cash flow ("FCF"). The Company believes that these Non-IFRS Measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. The Non-IFRS Measures are defined in the sections in which they appear. Adjusted gross margin and Adjusted EBITDA are reconciled to IFRS in the “Financial Results and Review of Operations” section of this MD&A. As there are no standardized methods of calculating these Non-IFRS Measures, the Company’s approaches may differ from those used by others, and the use of these measures may not be directly comparable. Accordingly, these Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to "Cautionary Statement Regarding Certain Non-IFRS Measures" included within this MD&A. This MD&A contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein. The Company’s wholly-owned subsidiary, Organigram Inc. ("OGI"), is a licensed producer of cannabis and cannabis derived products (a “Licensed Producer” or “LP”) under the Cannabis Act (Canada) and the Cannabis Regulations (Canada) (together, the “Cannabis Act”) and regulated by Health Canada. The Company’s former wholly-owned subsidiaries, The Edibles and Infusions Corporation (“EIC”) and Laurentian Organic Inc. ("Laurentian"), were also licensed under the Cannabis Act until their amalgamation with Organigram Inc. effective October 1, 2023 to form a single entity as "OGI". MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 1

The Company’s head office is located at 1400-145 King Street West, Toronto, Ontario, M5H 1J8. The Company's registered office is located at 35 English Drive, Moncton, New Brunswick, E1E 3X3. The Company’s common shares (“Common Shares”) are listed under the ticker symbol “OGI” on both the Nasdaq Global Select Market (“NASDAQ”) and on the Toronto Stock Exchange (“TSX”). Any inquiries regarding the Company may be directed by email to investors@organigram.ca. Additional information relating to the Company, including the Company’s most recent annual information form (the “AIF”), is available under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.com. The Company’s reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) are available on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management control. Forward-looking information in this MD&A is based on the Company’s current expectations about future events. Certain forward-looking information in this MD&A includes, but is not limited to the following: • Moncton Campus (as defined herein), Winnipeg Facility (as defined herein) and Lac-Supérieur Facility (as defined herein) licensing and production capacity and timing thereof; • Expectations regarding production capacity, facility size, THC (as defined herein) content, costs and yields; • Expectations regarding the prospects of the Company’s collaboration and proposed investment transaction with a wholly- owned subsidiary of British American Tobacco p.l.c. ("BAT"); • Expectations regarding the prospects for the Company’s subsidiary Organigram Inc. (formerly, Organigram, EIC and Laurentian); • Expectations regarding the outcome and timing of the Health Canada redetermination following the Judicial Review decision in respect of the Company's Edison Jolts product ("Jolts"); • Expectations around demand for cannabis and related products, future opportunities and sales, including the relative mix of medical versus adult-use recreational cannabis products, the relative mix of products within the adult-use recreational category including wholesale and international, the Company’s financial position, future liquidity and other financial results; • Changes in legislation related to permitted cannabis types, forms and potency and legislation of additional cannabis types and forms for adult-use recreational cannabis in Canada, including regulations relating thereto, the timing and the implementation thereof, and our future product forms; • Expectations around branded products and derivative-based products with respect to timing, launch, product attributes, composition and consumer demand; • Expectations about the Company's ability to develop current and future vapour hardware, and the Company's ability to enter and expand its share of the vapour market; • The scope of protection the Company is able to establish and maintain, if any, for its intellectual property ("IP") rights; • Strategic investments and capital expenditures, and expected related benefits; • The expectation that the planned technical arrangement between Organigram and Phylos Bioscience Inc. ("Phylos") will permit Organigram to transition a portion of its garden to seed-based cultivation over time, and the anticipated benefits of seed-based production; • The expectations regarding the Company's investment in Greentank (as defined herein); • Expectations regarding the resolution of litigation and other legal proceedings; • The general continuance of current, or where applicable, assumed industry conditions; • Changes in laws, regulations and guidelines, including those relating to the recreational and/or medical cannabis markets domestically and internationally; • Changes in laws, regulations, guidelines and policies, including those related to minor cannabinoids; • The price of cannabis and derivative cannabis products; • Expectations around the availability and introduction of new genetics including consistency and quality of seeds and plants and the characteristics thereof; • The impact of the Company’s cash flow and financial performance on third parties, including its supply partners; MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 2

• Fluctuations in the price of Common Shares and the market for Common Shares; • The treatment of the Company’s business under governmental regulatory regimes and tax laws, including the Excise Act 2001 and the renewal of the Company’s licenses thereunder and the Company’s ability to obtain export licenses from time to time; • The treatment of the Company's business under international regulatory regimes and impacts on changes thereto to the Company's international sales; • Expectations related to the war between Israel and Hamas and its impact on the supply of product and collection of accounts receivable in the market and the demand of product in Israel; • The Company’s growth strategy, targets for future growth and forecasts of the results of such growth; • Expectations concerning access to capital and liquidity, the consummation of the Follow-on BAT Investment (as defined below) and the Company’s ability to access the public markets from time to time to fund operational activities and growth; • The Company’s ability to remain listed on the TSX and NASDAQ and the impact of any actions it may be required to take to remain listed; • The ability of the Company to generate cash flow from operations and from financing activities; • The competitive conditions of the industry, including the Company’s ability to maintain or grow its market share; • Expectations regarding the Company's ability to generate cost savings from new operational effectiveness and automation initiatives; • Expectations regarding capital expenditures, current and targeted production capacity and timing thereof; and • Expectations concerning the Company's performance during Q1 Fiscal 2024, including with respect to revenue, adjusted gross margin, selling, general and administrative expenses ("SG&A"), Adjusted EBITDA and Free cash flows ("FCF"). Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates, and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements may not be appropriate for other purposes. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. These and other factors may cause actual results or events to differ materially from those anticipated in the forward-looking information. Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; cyber security risks; dependence on senior management and other key personnel, the board of directors of the Company (the “Board of Directors”), consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines and in anticipated volumes; industry competition; global events, including heightened economic and industry uncertainty as a result of COVID-19 (as defined herein) and governmental action in respect thereto, including with respect to impacts on production, operations, disclosure controls and procedures or internal control over financial reporting, and supply chain and distribution disruptions; facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; inflationary risk, expected number of medical and adult-use recreational cannabis users in Canada and internationally; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s, its subsidiary's and its investees’ ability to, where applicable, obtain and/or maintain their status as Licensed Producers or other applicable licenses; risk factors affecting its investees; availability of any required financing on commercially attractive terms or at all; the potential size of the regulated adult-use recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s derivative products, and the sufficiency of the retail networks to supply such demand; ability of the Company to develop current and future vapour hardware and to expand into the vapour market; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company, expectations related to the war between Israel and Hamas and its impact on the supply of product in the market and the demand for product in Israel as well as the impact of the war on collection of accounts receivable; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal control over financial reporting and disclosure controls and procedures; risk relating to potential failure of the Company's information technology (IT) system; the timing for the stabilization of the Company's enterprise resource planning ("ERP") system; continuing to meet listing standards for the TSX and the NASDAQ; risk relating to the Company's IP; liquidity risk; concentration risk; and, other risks and factors described from time to time in the documents filed by the Company with securities regulators in Canada and the United States. Material factors and assumptions used in establishing forward-looking information include that production activities will proceed as planned, and MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 3

demand for cannabis and related products will change in the manner expected by management. All forward-looking information is provided as of the date of this MD&A. The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law. ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER “RISK FACTORS” AND THE COMPANY’S CURRENT AIF UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR+ AT WWW.SEDARPLUS.COM, AND FILED WITH OR FURNISHED TO THE SEC AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD-LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS. CAUTIONARY STATEMENT REGARDING CERTAIN NON-IFRS MEASURES This MD&A contains certain financial and operational performance measures that are not recognized or defined under IFRS (“Non-IFRS Measures”). As there are no standardized methods of calculating these Non-IFRS Measures, the Company's approaches may differ from those used by others, and, this data may not be comparable to similar data presented by other Licensed Producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the Financial Statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-IFRS Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operating performance of the Company. These Non-IFRS Measures include, but are not limited, to the following: • Gross margin before fair value adjustments is calculated by subtracting cost of sales, before the effects of unrealized gain on changes in fair value of biological assets, realized fair value on inventories sold and other inventory charges from total net revenue. Gross margin before fair value adjustments percentage is calculated by dividing gross margin before fair value adjustments (defined above) by net revenue. Management believes that these measures provide useful information to assess the profitability of our cannabis operations as they exclude the effects of non-cash fair value adjustments on inventory, biological assets and other charges, which are required by IFRS. • Adjusted gross margin is calculated by subtracting cost of sales, before the effects of: (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions (recoveries) of inventories and biological assets; (iv) provisions to net realizable value; and (v) unabsorbed overhead relating to underutilization of the production facility grow rooms and manufacturing equipment, most of which is related to non-cash depreciation expense, from net revenue. Adjusted gross margin percentage is calculated by dividing adjusted gross margin by net revenue. Adjusted gross margin is reconciled to the most directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A. Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments. • Adjusted EBITDA is calculated as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss from investments in associates and impairment loss (recovery) from loans receivable; change in fair value of contingent consideration; change in fair value of derivative liabilities and other financial assets; expenditures incurred in connection with research and development activities (net of depreciation); unrealized gain on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions (recoveries) and net realizable value adjustments related to inventory and biological assets; Government subsidies and insurance recoveries; legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; and share issuance costs. Adjusted EBITDA is reconciled to the most directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 4

Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss). • FCF is a non-IFRS financial measure that deducts capital expenditures from net cash provided by or used in operating activities. The Company believes this to be a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. FCF is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. FCF is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. Non-IFRS Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to the Company’s management. Accordingly, these Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. BUSINESS OVERVIEW NATURE AND HISTORY OF THE COMPANY’S BUSINESS The Company’s wholly-owned subsidiary Organigram Inc. is a Licensed Producer of cannabis under the Cannabis Act. The Company is authorized for wholesale shipping of cannabis plant cuttings, dried flower, blends, pre-rolls and cannabis derivative-based products to licensed retailers and wholesalers for adult-use recreational cannabis under the individual provincial and territorial regulations as per the Cannabis Act. The Company is also authorized to distribute cannabis for medical use. In Fiscal 2022, Organigram made a strategic decision to shift its medical distribution fulfillment approach from direct shipment to patients from the Company to fulfillment via Medical Cannabis by Shoppers Drug Mart. On March 28, 2023, Shoppers Drug Mart announced that it would be transferring its medical cannabis business to Avicanna Inc. In July 2023, Organigram announced its products became available on Avicanna's MyMedi platform, providing Organigram products to medical patients across Canada. The Company conducts its operations at its facilities located in Moncton, New Brunswick, Winnipeg, Manitoba and Lac-Supérieur, Québec. The Company has expanded its main facility in Moncton over time to create additional production capabilities by strategically acquiring land and buildings adjacent to the main facility (the “Moncton Campus”), including to add capacity for the manufacture of derivative product forms. In Fiscal 2022, the Phase 4C expansion at Moncton was completed which increased the grow rooms available for flowering to 115 and the approximate annual capacity to 85,000 kg of flower. The total capacity of the Moncton Campus will continue to fluctuate as the Company further refines its growing methods and room utilization. In March 2021, the Company formed a Product Development Collaboration ("PDC") with BAT, a leading, multi-category consumer goods business, and established a "Centre of Excellence" (the "CoE") to focus on the next generation of cannabis products across a range of cannabinoids and product formats. The CoE is located at the Moncton Campus, which holds the Health Canada licenses required to conduct research and development activities with cannabis products. Both companies contributed scientists, researchers, and product developers to the CoE which is governed and supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the Product Development Collaboration agreement between the parties dated March 10, 2021, (the "PDC Agreement"), both Organigram and BAT have access to certain of each other’s IP and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement. In November 2023, the Company announced a $124.6 million follow-on strategic equity investment from BT DE Investments Inc., a wholly-owned subsidiary of BAT (the "Follow-on BAT Investment"). During April 2021, the Company expanded its manufacturing and production footprint with the acquisition of EIC, located in Winnipeg, Manitoba (the "Winnipeg Facility"). The Winnipeg Facility holds a research license and standard sale and processing license under the Cannabis Act. The acquisition enabled the Company to penetrate a new product category and gain expertise in the confectionary space. By leveraging its consumer product and marketing expertise, as of the end of Fiscal Q4 2023 Organigram held the #1 share of the gummy category1 after the integration of the Winnipeg Facility. The Company has additional cannabis production capacity at its facility located in Lac-Supérieur, Québec (the "Lac-Supérieur Facility"), acquired on December 21, 2021 as part of the Company's acquisition of Laurentian Organic Inc. The Lac-Supérieur Facility has a cultivation focus on artisanal craft flower and on the production of hash, a cannabis derivative. The Lac-Supérieur Facility provides the Company with a foothold in the important Québec market, and also adds to the Company's premium product portfolio, providing further opportunities for margin expansion. The Lac-Supérieur Facility holds a standard processing and MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 5 1 As of September 30 2023 - Multiple sources (Hifyre, Weedcrawler, Provincial Board Data, Internal Modelling)

cultivation license under the Cannabis Act. As of the end of Fiscal Q4 2023, Organigram holds the #1 position in the Hash category nationally1. Site expansion at Lac-Supérieur was completed in Fiscal 2023, and the Company harvested its first craft cannabis from new grow rooms in December 2023. STRATEGY Organigram’s strategy is to leverage its broad brand and product portfolio and culture of innovation to increase market share, drive profitability and grow into an industry leader that delivers long-term shareholder value. The pillars of the Company’s strategy are: 1. Innovation; 2. Consumer Focus; 3. Efficiency; and 4. Market Expansion. 1. Innovation Meeting the demands of a fast-growing industry with changing consumer preferences requires the ability to innovate and create breakthrough products that are embraced by the market and establish a long-term competitive advantage. The Company is committed to maintaining a culture of innovation and has established a track record of introducing differentiated products that are able to quickly capture market share, specifically: • SHRED: the first milled flower product blended to create curated flavour profiles; • Edison Jolts: Canada’s first flavoured high-potency lozenge with 100 mg of tetrahydrocannabinol ("THC") per package. See the "July 2023" update in the "Key Developments During the Quarter and Subsequent to September 30, 2023" section of this MD&A. The outcome and timing of the Health Canada redetermination as to proper categorization of the Company's Edison Jolts product as an "extract" or "edible" under the Cannabis Regulations, which has been ordered in response to the Company's application for Judicial Review (as defined herein), remains uncertain; • Monjour Wellness gummies: The CBD-focused wellness brand available in a large format and providing multiple flavours in one package; • SHRED X Rip-Strip hash: Botanical terpene-infused hash with 10 pre-cut strips available in a two gram format is the first of its kind in the Canadian cannabis industry; • SHRED X Heavies: A line of ultra-high THC infused pre-rolls, infused with both diamonds and distillate. SHRED X Heavies is the first pre-roll offering from Organigram that has a potency of over 40% THC. The infusion of botanical terpenes further enhances the natural terpene profile of the cannabis blends; • THCV gummies: Launched under Organigram's SHRED and Trailblazer brands, delivering the first whole-flower derived tetrahydrocannabivarin (THCV) products in the Canadian market. THCV offers consumers a differentiated experience compared to THC, with reports of appetite suppression and a more calm and focused experience; and • SHRED Dartz and Holy Mountain Holy Smokes tube-style pre-rolls: These pre-rolls deliver a consumer friendly and familiar format in a sleek and low-profile package. Consistent with its innovation culture, in Fiscal 2021, the Company announced the launch of its CoE as part of its PDC with BAT, a leading multi-category consumer goods business. The CoE focuses on research and development to develop the next generation of cannabis products, with an initial focus on cannabidiol (CBD) that has since broadened to include other cannabinoids and novel product formats. 2. Consumer Focus The Company seeks to address the changing needs of the adult cannabis consumer through its broad product portfolio with offerings in the most popular categories and price points. Based on ongoing consumer research, the portfolio is refreshed frequently with different flower strains, new package formats and new product introductions. The Company’s alignment with consumers is evidenced by its #2 market position2 at the end of Fiscal Q4, 2023, and category leadership: • SHRED products have been introduced in multiple categories with the brand producing ~$190 million in retail sales in the last 12 months3; • Hash: after acquiring the Lac Superieur Facility in December 2021, the Company expanded Tremblant Hash distribution nationally and added new SKUs to its hash offering, including the innovative Rip-Strip Hash product. On September 30, 2023, the Company held the #1 market position3 in the hash category; • HOLY MOUNTAIN: a new offering in the value sector consisting of unique flower strains, pressed hash, and tube-style pre-rolls; MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 6 2 As of September 30, 2023 - Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data) 3 Hifyre, September 30, 2023

• Edison Jolts: #1 position for capsules4. See the "July 2023" update in the "Key Developments During the Quarter and Subsequent to September 30, 2023" section of this MD&A; and • SHRED’ems gummies and Monjour soft chews: among the top-selling gummies in Canada. As of the end of Fiscal Q4, 2023, Organigram holds the #1 market position in the gummy category2 with Monjour being the best-selling CBD- only gummy. In addition to third-party and direct consumer research, the Company maintains close contact with consumers through an active social media presence and has established the Cannabis Innovators Panel. This online panel engages with up to 2,500 cannabis consumers across Canada on a regular basis and helps to inform the Company on product development and brand initiatives. 3. Efficiency From its inception, the Company has remained committed to being an efficient operator. The Company’s growing facility in Moncton, New Brunswick utilizes three-tier cultivation technology to maximize square footage. The facility has proprietary information technology in place to track all aspects of the cannabis cultivation and harvest process. The Company maintains a continuous improvement program designed to maximize harvest yield while reducing operating costs. This is complemented by the introduction of automation in post-harvest production, including high-speed pouch packing, pre-roll machines and automated excise stamping. The Winnipeg Facility is highly-automated and is able to efficiently handle both small-batch artisanal manufacture of edibles as well as large-scale nutraceutical-grade production. The Winnipeg Facility provides the Company with the ability to produce a wide range of high-quality edible products at attractive price points. The Lac-Supérieur Facility houses a cultivation and derivatives processing facility. As at September 30, 2023, the cumulative post acquisition capital investment has been approximately $13 million. This investment has expanded the Lac-Supérieur Facility to increase capacity, processing and storage space, and deliver on automation. Key efficiency milestones achieved in Fiscal 2023 include: • Significant reduction in cultivation costs at the Moncton Campus, achieving a 32% reduction to the cost of cultivation from Fiscal 2022's average amount; • Increasing the harvested volume by over 60% and increasing volume of flower exceeding 24% THC levels compared to Fiscal 2022 at the Moncton Campus. THC levels were up 14% on average compared to FY2022; • Internal testing including cannabinoid testing and Radsource machine implementation in Moncton; • Completion of conversion to 17,000 LED lights in Moncton, resulting in 37% energy consumption savings; • Transitioned to fractional watering and staggered lighting in Moncton, reducing water consumption and lowering peak energy consumption rates; • Completion of Cantos and CME machine installations resulting in pre-roll volume of up to 2.8 million pre-rolls per month; and • $4.3 million in cost savings realized in Fiscal 2023 related to automating pouch lines, internalizing testing and remediation, rapid drying, fractional watering, and strategic sourcing initiatives. 4. Market Expansion The Company is committed to expanding its market presence by adding to its product offerings and enhancing its geographical presence. This strategy is enabled by strategic merger and acquisition opportunities and assessing expansion into international markets. Examples of market expansion include: • The strategic acquisitions of (i) EIC which added a purpose-built, highly-automated, 51,000-square-foot cannabis edibles manufacturing facility, and (ii) Laurentian, whose Lac-Supérieur Facility added craft cultivation and hash to Organigram's product portfolio and increased the Company's presence in Québec; and • Shipments to Canndoc Ltd. ("Canndoc") in Israel and Cannatrek Medical Pty Ltd. ("Cannatrek") and MedCan Australia Pty Ltd. ("MedCan") in Australia to supply bulk cannabis into these markets. In fiscal Q3, 2023, the Company signed additional supply agreements with Sanity Group GmbH ("Sanity Group") to supply medical cannabis to the German market, and 4C Labs Ltd. ("4C LABS") to supply medical cannabis to the UK market. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 7 4 Hifyre, February 28, 2023, data extracted from March 28, 2023

KEY QUARTERLY FINANCIAL AND OPERATING RESULTS

		Q4-2023		Q4-2022		CHANGE	% CHANGE
Financial Results							
Gross revenue	$	71,458	$	65,657	$	5,801	9 %
Net revenue	$	46,040	$	45,480	$	560	1 %
Cost of sales	$	42,885	$	36,718	$	6,167	17 %
Gross margin before fair value adjustments(2)	$	3,155	$	8,762	$	(5,607)	(64)%
Gross margin % before fair value adjustments(1)		7 %		19 %		(12)%	(63)%
Operating expenses	$	45,550	$	22,788	$	22,762	100 %
Other income	$	(1,275)	$	(2,097)	$	822	39 %
Adjusted EBITDA(2)	$	(2,360)	$	3,232	$	(5,592)	(173)%
Net loss	$	(32,991)	$	(6,144)	$	(26,847)	(437)%
Net cash used in operating activities	$	17,017	$	19,695	$	(2,678)	(14)%
Adjusted Gross Margin(2)	$	7,939	$	10,362	$	(2,423)	(23)%
Adjusted Gross Margin %(2)		17 %		23 %		(6)%	(26)%
Operating Results							
Kilograms harvested - dried flower		28,071		16,101		11,970	74 %
Kilograms sold - dried flower		19,429		18,102		1,327	7 %

Note 1: Equals gross margin before fair value adjustments (as reflected in the Financial Statements) divided by net revenue.
Note 2: Gross Margin Before Fair Value Adjustments, Adjusted EBITDA, Adjusted Gross Margin and Adjusted Gross Margin % are non-IFRS measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.

REVENUE

For Q4 Fiscal 2023, the Company reported $46,040 in net revenue. Of this amount $44,596 (97%) was attributable to sales to the adult-use recreational cannabis market, $469 (1%) to the international market, $707 (2%) to the medical market and $268 (1%) to other revenues. Q4 Fiscal 2023 net revenue increased 1%, or $560, from Q4 Fiscal 2022 net revenue of $45,480, primarily due to an increase of $7,075 in adult-use recreational cannabis revenue, which was mostly offset by a decrease in international revenue of $5,427, and a decrease in medical revenue by $981.

Sale of flower from all product categories in the recreational market comprised 66% of total net revenue in the quarter. The average net selling price ("ASP") of recreational flower decreased to $1.59 per gram in Q4 Fiscal 2023 as compared to $1.75 per gram in Q4 Fiscal 2022, as both the Company and the Canadian cannabis industry continued to experience general price compression in the adult-use recreational markets as the customer and product mix evolved to focus more on value offerings. Selling prices are prone to fluctuation and there may be further price compression if the market remains oversupplied. The Company is committed to refining its product mix as customer preferences evolve and it is revitalizing its Trailblazer brand and adding craft flower to its Laurentian brand, supplied by its Lac-Supérieur facility.

The volume of flower sales in grams increased 7% to 19,429 kg in Q4 Fiscal 2023 compared to 18,102 kg in the prior year comparative quarter, primarily as a result of the four months period compared to the three months period in the comparative year. This increase was partially offset by a reduction in recreational flower sales during the current period.

COST OF SALES

Cost of sales for the four months ended September 30, 2023 increased to $42,885 compared to $36,718 in Q4 Fiscal 2022, primarily as a result of an increase in inventory provisions and sales volume in the adult-use recreational cannabis market. Included in Q4 Fiscal 2023 cost of sales are $4,784 of inventory provisions for unsaleable inventories. The prior fiscal year's comparative quarter had inventory provisions adjustments of $1,600.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS AND ADJUSTED GROSS MARGIN

The Company realized gross margin before fair value adjustments[5] for the four months ended September 30, 2023 of $3,155, or 7% as a percentage of net revenue, compared to $8,762, or 19%, in the prior year comparative period. The decrease in gross margin before fair value adjustments as a percentage of net revenue is primarily due to lower international revenue and higher

[5] Gross margin before fair value adjustments is a non-IFRS financial measure. See the cautionary statement regarding non-IFRS financial measures in the "Introduction" section of this MD&A, and the discussion under the heading "Gross margin before fair value adjustments" and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022
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cost of sales per unit. The cost of sales per unit was higher primarily due to higher inventory provisions for unsaleable inventories and net realizable value adjustments.

Adjusted gross margin[6] for the four months ended September 30, 2023 was $7,939, or 17% as a percentage of net revenue, compared to $10,362, or 23%, in the prior year comparable quarter. The decline is attributable to lower international revenue, higher cost of sales per unit and the restriction of sale imposed by Health Canada on Edison Jolts described in the "Key Developments During the Quarter and Subsequent to September 30, 2023" section of this MD&A. Please refer to the "Financial Results and Review of Operations" section of this MD&A for a reconciliation of adjusted gross margin to net revenue.

OPERATING EXPENSES

	Q4-2023	Q4-2022	CHANGE	% CHANGE
General and administrative	$ 15,599	$ 11,546	$ 4,053	35 %
Sales and marketing	5,973	4,111	1,862	45 %
Research & development	4,007	2,390	1,617	68 %
Share-based compensation	1,102	2,496	(1,394)	(56)%
Impairment of intangible assets and goodwill	6,951	—	6,951	N/A
Impairment of property, plant and equipment	11,918	2,245	9,673	431 %
Total operating expenses	$ 45,550	$ 22,788	$ 22,762	100 %

GENERAL AND ADMINISTRATIVE

General and administrative expenses of $15,599 increased from the prior year's comparison quarter of $11,546, primarily due to the current year period being four months compared to three months period of the comparative prior year. The increase in current period expenses is also marginally attributable to increased audit and legal fees.

SALES AND MARKETING

Sales and marketing expenses of $5,973 increased from the prior year's comparative quarter of $4,111, primarily due to the fact that the current year period is for a four month period compared to a three month period in the comparative year.

RESEARCH AND DEVELOPMENT

Research and development costs of $4,007 increased from the prior year's comparative quarter of $2,390, as the Company increased activity under the PDC Agreement and other internal product innovation projects.

SHARE-BASED COMPENSATION

Share-based compensation expense of $1,102 decreased from the prior year's comparative quarter of $2,496, primarily due to employee equity awards issued during the early months of Q4 Fiscal 2022. These equity awards were partially vested in the current period and the Company issued less awards in Q4 Fiscal 2023 when compared to Q4 Fiscal 2022.

IMPAIRMENT

Impairment on property, plant, equipment of $11,918 increased from the prior year's comparative quarter of $2,245. During Q4 Fiscal 2023, management identified impairment indicators for its Moncton Campus CGU and as a result performed an impairment test as at September 30, 2023. The impairment test considered several factors including forecasted operational cash flows (net of tax impact), on-going investments in working capital and sustaining capital expenditures, post-tax discount rates, terminal value growth rate and this analysis resulted in the recognition of an impairment loss of $11,918. A meaningful contributing factor to the quantum of the impairment charge was related to the impact to flower sales and margins due to continued THC inflation. The prior year's comparative quarter had an impairment loss of $2,245 in relation to a chocolate manufacturing line at Moncton Campus.

The Company also performed its annual goodwill impairment test as at September 30, 2023 and recognized impairment loss of $6,951 against goodwill.

[6] Adjusted gross margin is a non-IFRS financial measure. See the cautionary statement regarding non-IFRS financial measures in the "Introduction" section of this MD&A, and the discussion under the heading "Adjusted EBITDA" and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022
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OTHER (INCOME) / EXPENSES

	Q4-2023	Q4-2022	CHANGE	% CHANGE
Financing costs	$ 133	$ 168	$ (35)	(21)%
Investment income	(1,056)	(532)	(524)	(98)%
Insurance recoveries	(213)	—	(213)	— %
Government subsidies	(194)	—	(194)	100 %
Share of loss from investments in associates	15	528	(513)	(97)%
Impairment (recovery) of loan receivable	(66)	—	(66)	100 %
Loss on disposal of property, plant and equipment	159	837	(678)	(81)%
Change in fair value of contingent consideration	(466)	317	(783)	(247)%
Change in fair value of derivative liabilities	413	(3,415)	3,828	112 %
Legal provision (recovery)	—	—	—	— %
Total other (income)/expenses	$ (1,275)	$ (2,097)	$ 822	(39)%

INVESTMENT INCOME

Investment income of $1,056 was earned during the four months ended September 30, 2023, compared to $532 for the three months ended August 31, 2022. The change in investment income was due to higher interest rates and one additional month in the current period as compared to the prior year comparative period.

CHANGE IN FAIR VALUE OF CONTINGENT CONSIDERATION

Change in fair value of contingent consideration was a gain of $466 during Q4 Fiscal 2023 compared to a loss of $317 in Q4 Fiscal 2022. The current period gain was primarily on account of $500 being waived as part of a negotiated settlement with the former shareholders of EIC.

CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITIES

Change in fair value of derivative warrant liabilities was a loss of $413 during Q4 Fiscal 2023 compared to a gain of $3,415 in Q4 Fiscal 2022. The decrease in gain is primarily due to the shorter remaining life of the warrants in the current period.

ADJUSTED EBITDA

Negative Adjusted EBITDA[7] was $2,360 in Q4 Fiscal 2023 compared to positive Adjusted EBITDA of $3,232 in Q4 Fiscal 2022. The $5,592 decrease in Adjusted EBITDA from the comparative period is primarily attributable to lower net flower revenue, the decrease in adjusted gross margins[8] and higher SG&A expenses. Please refer to the "Financial Results and Review of Operations" section of this MD&A for a reconciliation of Adjusted EBITDA to net loss.

NET LOSS

The net loss was $32,991 in Q4 Fiscal 2023 compared to a net loss of $6,144 in Q4 Fiscal 2022. The increase in net loss from the comparative period is primarily due to lower international revenue and impairment losses of $11,918 on the Company's property, plant, and equipment and $6,951 on intangibles and goodwill.

KEY DEVELOPMENTS DURING THE QUARTER AND SUBSEQUENT TO SEPTEMBER 30, 2023

In June 2023, the Company introduced SHRED X Heavies ("Heavies"), its first infused pre-roll offering with THC content surpassing 40% THC, to address the growing consumer demand for flavourful, higher THC and ready-to-consume products. Each Heavies package contains three 0.5g infused pre-rolls and is available in Tropic Thunder and Gnarberry, two of SHRED's best-selling pre-milled blends, as well as the popular Blueberry Blaster flavour.

In June 2023, the Company announced a one-for-four share consolidation (the "Share Consolidation") to facilitate compliance with NASDAQ's listing requirements with respect to the minimum bid price for listed securities, reducing volatility, and to enhance the marketability of the Company's Common Shares to institutional investors. The Share Consolidation took legal effect on July 5, 2023.

In July 2023, the Company commenced a judicial review in the Federal Court of Canada (the "Court") pertaining to the Company's March 2023 announcement that it had received notification from Health Canada that Health Canada had determined

[7] Adjusted EBITDA is a non-IFRS financial measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" in the "Introduction" section of this MD&A, and the discussion under the heading "Adjusted EBITDA" and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.

[8] Adjusted gross margin is a non-IFRS financial measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures".

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022
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that certain Jolts lozenge products in their 100 mg THC per package format (the “Products”) had been improperly classified as an “extract” rather than an “edible” under the Cannabis Regulations. On March 31, 2023, the Company filed a notice of application for Judicial Review (the "Judicial Review") of Health Canada's decision with the Federal Court of Canada. The Judicial Review hearing occurred on July 25, 2023. On August 8, 2023, the Court granted Organigram’s application for judicial review of a decision of Health Canada determining that the Edison Jolts lozenges are to be classified as edible cannabis. The Court found there was a breach of procedural fairness by Health Canada. The matter was remitted back to Health Canada for redetermination taking the Court’s reasons into consideration. Organigram has restarted Jolts production and intends to continue selling Jolts pending a final redetermination from Health Canada. There can be no assurance as to the outcome and timing of Health Canada's final redetermination of the matter, or that the Company will be able to continue production and commercialization of this product in the future. In August 2023, the Company introduced its new tube-style pre-rolls, SHRED Dartz and Holy Smokes. These tube-style pre-rolls marked the inception of 0.4g pre-rolls for Organigram, crafted using the state-of-the-art, high-speed Cantos tube-style rolling machine, complemented by cutting-edge packaging capabilities. Organigram today, is one of a small number of licensed producers in Canada that possess the equipment and expertise to manufacture this sophisticated tube-style pre-roll format. In August 2023, the Company announced that it expanded its global footprint by entering into a supply agreement (“the Agreement”) to provide dried medical cannabis flower to 4C LABS, a rapidly scaling healthcare, technology, and pharmaceutical company focused on virtual prescribing, pharmaceutical distribution, and clinical development of cannabis-based products for human health in the United Kingdom. Under the terms of the Agreement, the Company expects to supply approximately 600 kilograms of high-quality, indoor-grown dried flower product to 4C LABS within the first year of the Agreement, and granted 4C LABS strain exclusivity within the geographical boundaries of the United Kingdom and Channel Islands for as long as minimum purchase commitments are satisfied. In August 2023, the Company relaunched one of Canada’s best known cannabis brands, Trailblazer, exemplifying the Company’s commitment to keeping consumer insights at the heart of its brand and product development strategy. Featuring THCV gummies, CBG infused pre-rolls and a high-potency 1x0.5g pre-roll, Trailblazer is re-entering the market with a range of differentiated offerings. In August 2023, the Company launched its first range of whole-flower derived THCV products through the Company’s popular SHRED and Trailblazer brands. In September 2023, the Company announced that Ms. Caroline Ferland resigned from the Board of Directors. Ms. Ferland was a board member nominee appointed by BAT. Ms. Ferland left the Board of Directors as a result of her appointment to Group Company Secretary & Assistant General Counsel for BAT, based in the UK. In October 2023, the Company obtained a receipt for a final short form base shelf prospectus (the “Base Shelf Prospectus”) filed with the securities commissions in each of the provinces and territories of Canada. A corresponding shelf registration statement on Form F-10 (the “Registration Statement”) was filed with the United States Securities and Exchange Commission (the "SEC") (SEC File No. 333-274686) and was subsequently declared effective by the SEC on November 29, 2023. The Base Shelf Prospectus and corresponding Registration Statement enable Organigram to qualify the distribution of up to $500,000,000 of common shares, debt securities, subscription receipts, warrants, and units during the 25-month period that the Base Shelf Prospectus remains effective. The specific terms of any future offering of securities will be disclosed in a prospectus supplement filed with the applicable Canadian regulatory authorities and the SEC. The Base Shelf Prospectus will provide flexibility for financing options to pursue the Company’s objectives. In October 2023, the Company provided a corporate update highlighting updates in national market share, category leadership, facility improvements, product launches, the strategic investment in Phylos, the PDC with BAT, and its change in fiscal year end. Market share: the Company announced that it achieved the #2 market share position2 in the prior two months, August and September, driven in large part by the success of its growing pre-roll business. Market share strength was also buoyed with strength in gummies, hash, and flower. Category leadership: the Company announced that it achieved a category leadership position in two growing categories: hash and gummies. The Company achieved the #1 market share position in hash as of November 2022 driven by innovative product launches on Tremblant, Holy Mountain and SHRED, including yet another first to market innovation, the ultra-convenient and flavourful Rip-Strips. Organigram has also secured the #1 market share position in gummies in, August and September.2 Facility improvements: • Moncton: The Company was designated an Energy Champion by New Brunswick Power ("NB Power") as a result of the reduction in its environmental footprint through the conversion of 17,000 LED fixtures. With this change, Organigram’s energy footprint per room was reduced by 30%. The Company also continues to identify initiatives to reduce its energy MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 11

usage through a partnership with NB Power in the New Brunswick Strategic Energy Management Program. Further, Organigram commissioned its high-speed pre-roll tube-style machine in June, enabling the Company to enter the growing tube-style pre-roll joint segment with its popular SHRED and Holy Mountain brands. This investment in automated pre-roll technology has helped Organigram secure the #2 position in the category. • Lac Supérieur: Construction at Organigram’s Lac Supérieur craft cultivation facility is now complete with the addition of four new grow rooms and an expanded packaging area. With power at the facility, equipment commissioned, and all growing, harvesting, and drying rooms being completed, Organigram is now in a position to begin growing top shelf craft quality, small batch flower out of its signature craft facility. Clones are now onsite, and Organigram expects to see the first harvest out of that facility by early December. Organigram has also finished the implementation of its new ERP system at the Lac Supérieur Facility, which is expected to provide the most up to date, accurate and timely data needed to deliver actionable business insights. Product launches: Organigram continued its commitment to bringing high-quality cannabis products to the market that meet the evolving needs of our various consumer segments, from the price-conscious, experienced user, to the more wellness-oriented individual looking to fulfill targeted needs through cannabis. The Company outlined the launch of 11 new products designed to meet these consumer needs. Phylos: Realizing the benefits from the investment in Phylos continues to be a key focus as Organigram moves towards seed- based production in its Moncton facility. Three seed trials have already been harvested with two more nearing completion. Overall, eight F1 Hybrid cultivars are being tested with the first production scale trial room load scheduled in December 2023 and first full- scale commercial harvest planned for March 2024. Organigram is on track to convert up to 30% of harvests to seed based production by end of 2024 with Phylos investment milestones tracking towards early completion. Product Development Collaboration with BAT: Organigram and BAT continue to work together through their PDC on new workstreams to develop innovative technologies in the edible, vape and beverage categories in addition to new disruptive inhalation formats aimed at addressing the biggest consumer pain points that exist in the category today. Organigram is preparing to deliver new products in these spaces and the immediate launch priority includes gummies which will feature a new nano- emulsion technology, scheduled to begin commercialization in the first half of 2024. Change in fiscal year end: As previously disclosed, Organigram recently changed its fiscal year end to better reflect its operating and financial cycles. Organigram’s new fiscal year began on October 1, 2023, and will end on September 30, 2024. As a result, fiscal year 2023 had 13 months and reflected the period starting September 1, 2022, and ending September 30, 2023. In November 2023, the Company announced the Follow-on BAT Investment. The majority of the $124.6 million investment will be used by Organigram to create a strategic investment pool, named Jupiter. Jupiter will target investments in emerging cannabis opportunities that will enable Organigram to apply its industry-leading capabilities to new markets. Management has identified that geographic expansion is a strategic priority and this opportunity presents the Company with the capital to lay global foundations as the legal recreational cannabis market continues to see significant growth. Organigram maintains the highest level of regulatory and product stewardship and will continue to monitor the cannabis regulatory environment carefully. As a result, all potential investments will undertake rigorous legal compliance and due diligence processes. Subject to the receipt of certain regulatory approvals, approval from Organigram’s shareholders and other conditions, BAT will subscribe for 38,679,525 shares at a price of $3.2203 per share, for gross proceeds of $124.6 million across three tranches. BAT will subscribe for 12,893,175 million shares on the closing of the first tranche (currently expected to be on or around January 16, 2024) for gross proceeds of $41.5 million with the remaining 25,786,350 shares to be subscribed for in two further equal tranches on or around August 30, 2024 and February 28, 2025. To the extent BAT exceeds 30.0% holding of outstanding Common Shares, it will be issued non-voting Class A convertible preferred shares (“Preferred Shares”). Accordingly, in aggregate, based on Organigram’s current 81,161,630 Common Shares outstanding, 12,999,231 Common Shares will be issued, and the remaining 25,680,294 shares will be initially issued as Preferred Shares. The Preferred Shares will be eligible for conversion into voting Common Shares at BAT’s option, provided that such conversion would not result in BAT’s voting interest in the Company exceeding 30%. Each Preferred Share shall be economically equivalent to a Common Share and will be convertible into Common Shares at the option of BAT without payment of any additional consideration. The conversion ratio shall initially be one-for-one, and post-issuance shall increase at a rate of 7.5% per annum, compounded annually, until such time as the Preferred Shares are converted into Common Shares or the aggregate equity interest of BAT in Organigram (inclusive of both the Common Shares and Preferred Shares as if converted into Common Shares) reaches 49%. BAT shall be periodically required to convert Preferred Shares to the extent that it holds less than 30% of the Common Shares outstanding. In connection with the closing of the first tranche, Organigram and BAT will enter into an amended and restated investor rights agreement, pursuant to which BAT will be eligible to appoint up to 30% of the Board of Directors. In November 2023, the Company announced that Derrick West informed Organigram that he would transition away from his role as Chief Financial Officer (“CFO”) in order to take time to focus on his health and recovery following surgery. Paolo De Luca, MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 12

current Chief Strategy Officer, was appointed interim CFO effective November 13, 2023, while the Company completes a search for a new permanent CFO. Paolo previously served as the Company’s CFO between 2017 and 2020. In November 2023, the Company announced that Phylos achieved the first milestone under the loan agreement entered into in May 2023 (the “Loan Agreement”) and closed the second tranche under the Loan Agreement with Organigram advancing US$2.75 million to Phylos. This second tranche followed the initial tranche of US$3.25 million advanced in May 2023 for a total of US$6 million in senior secured convertible loans (“Secured Convertible Loan”) currently outstanding. Organigram’s ongoing trials using Phylos technology have resulted in highly-uniform, predictable, and fast-growing seedlings. Organigram will now advance the conversion of its grow rooms with custom designed, F1 Hybrid seeds and expects to soon be able to begin low-cost production of high-potency, terpene-rich cultivars destined for various products and blends across its brand portfolio. Organigram is also on track to convert more than 30% of its cultivation space in the Moncton facility to F1 Hybrid seed grow by end of Fiscal 2024. In December 2023, the Company announced that Greg Guyatt is appointed as new CFO and will join the Company effective January 8, 2023. Greg is a seasoned financial executive with over 25 years of public and private equity backed company experience. OPERATIONS AND PRODUCTION Moncton Cultivation Campus At the Moncton Campus, the Company continues to make progress on its ongoing improvement program. This includes implementation of various new initiatives which have resulted in an increase in an average THC. The Phase 4C expansion at Moncton was completed in Fiscal 2022 which increased the approximate annual capacity to 85,000 kg of flower. The Company has also identified additional changes to its growing and harvesting methodologies, that should assist the operating conditions of the Moncton Campus, resulting in higher quality flower and a reduction in production costs. The total capacity of the Moncton Campus will continue to fluctuate as the Company further refines its growing methods and room utilization. In Q3 Fiscal 2023, the Company continued to invest in driving operational efficiencies through automation and internalizing certain post-harvest processes including commissioning a new automated packaging line for SHRED milled products, internalizing THC testing, internalizing remediation, and commissioning new drying machines. These initiatives reduced headcount and significantly reduced costs while increasing time savings. The Company had realized a portion of these savings beginning in Q2 Fiscal 2023. Further, Organigram anticipates realizing approximately $10 million in annual savings from these initiatives in Fiscal 2024. The Company harvested 28,071 kg of dried flower during Q4 Fiscal 2023 compared to 16,031 kg of dried flower in Q4 Fiscal 2022. The increase of 12,040 kg (75%) from the comparative period was primarily related to one additional month in the current period and increased cultivation, planting and environmental upgrades along with additional rooms being available in the current period. Moncton Derivatives Facility Contained in the 56,000 square foot expansion referred to as Phase 5 of the Moncton Campus is the Company's derivatives facility ("Phase 5"). Phase 5 includes Supercritical CO2, dry sift and cold water extraction laboratories, as well as in-house formulation and finishing of ingestibles, extracts, vape oils and concentrates, in addition to high speed cart filling, bottling and automated packaging. Winnipeg Facility The Company has a purpose-built, highly-automated, 51,000 square-foot manufacturing facility in Winnipeg, Manitoba. The Winnipeg Facility has been designed to handle both smaller-batch artisanal manufacturing as well as large-scale nutraceutical- grade high-efficiency manufacturing, and to produce highly customizable, precise, and scalable cannabis-infused products in various formats and dosages including pectin, gelatin, sugar-free soft chews (gummies) and lozenges with novel capabilities such as infusions, striping and the possibility of using fruit purees. Automation and efficiency investments in the Winnipeg Facility have resulted in an increase in production. As of September 30, 2023, the Winnipeg Facility has produced up to 3.2 million gummies monthly. In Fiscal Q4 2023, the Company began recalibrating its gummy manufacturing equipment, resulting in temporary fluctuations in production output. The Winnipeg Facility currently holds a research license and a standard sale and processing license issued under the Cannabis Act, and commenced commercial operations during Fiscal 2021. Lac-Supérieur Concentrates and Craft Flower Facility The Company acquired the Lac-Supérieur Facility in December 2021. The Lac-Supérieur Facility had 6,800 square feet of cultivation area, which was expanded to 33,000 square feet in Q4 Fiscal 2023. The Lac-Supérieur Facility was initially equipped to produce approximately 600 kilograms of flower and 1 million packaged units of hash annually. The now completed expansion MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 13

program increases annual capacity to 2,400 kilograms of flower and over 2 million packaged units of hash annually. The production of SHRED X Rip Strip Hash started in February 2023 using ultrasonic knife technology with a capacity of 150 units per minute. A second ultrasonic knife was installed in Q4 Fiscal 2023 to keep up with demand. Management believes that there may be future opportunities for cost savings from further investments in automation and increased capacity. The first craft grow rooms resulting from the expansion plans came online in October, 2023. Organigram has begun growing craft quality, small batch flower out of its signature craft facility. Organigram completed its first Lac-Supérieur harvest in December 2023. CANADIAN ADULT-USE RECREATIONAL CANNABIS MARKET Organigram continues to increase its focus on generating meaningful consumer insights and applying these insights to the ongoing optimization of its brand and product portfolio with the goal of ensuring that they are geared towards meeting consumer preferences. The Company has aggressively and successfully revitalized its product portfolio to meet rapidly evolving consumer preferences and through its increased focus on insights, has continued its expansion of brands and products aimed at driving continued momentum in the marketplace. DRIED FLOWER AND PRE-ROLLS Dried flower and pre-rolls remain the first and second largest product categories, respectively, in the Canadian adult-use recreational cannabis market9 and the Company believes that these categories will continue to dominate based on the market data from mature legal markets in certain U.S. states as well as regulatory restrictions on other form factors (e.g. the 10 mg per package THC limit in the edibles category). While the Company expects consumer preferences will slowly evolve away from THC content and price being the key purchase drivers, today they appear to be the most important attributes to consumers for flower products. Over time, the Company expects that genetic diversity and other quality related attributes such as terpene profile, bud density, the presence of minor cannabinoids, and aroma, will become increasingly important to consumers. While the Company’s efforts are focused on delivering on consumer expectations today, it is concurrently planning for the eventual evolution towards a more nuanced approach to cannabis appreciation through its ongoing work in genetic breeding, pheno-hunting, and transitioning a portion of production to seed-based cultivation, with the goal of offering a unique, consistent, and relevant assortment to consumers. Additionally, the strategic acquisition of Laurentian in December 2021 allows the Company the opportunity to participate in the growing craft cannabis segment, through its craft facility located in the province of Québec. The Company's portfolio of brands continues to show strong momentum within the flower segment in Canada and as of September 30, 2023, Organigram holds the #3 share in the flower category3. The growth and significant contribution of dried flower value segment brands, however, have contributed to overall margin pressure for Organigram and many of its peers over the last number of quarters. To counteract this phenomenon, Organigram is revitalizing its Trailblazer brand and adding craft flower to its Laurentian brand, supplied by its Lac-Supérieur facility. If any of these initiatives are completed, it is expected to increase premium flower sales, which have a higher average sales price than value brands and therefore attract higher margins. To address the growing demand for strain differentiation in the value segment, the Company expanded the strains available in its Big Bag O' Buds product line and also introduced Holy Mountain, a value-sector brand offering hash and dry flower strains in the 3.5 and 28 gram formats. CANNABIS DERIVATIVES While dried flower and pre-rolls are currently the largest categories in Canada, derivative cannabis products, including vapes, concentrates and edibles, are projected to continue to increase in market share over the next several years at the expense of dried flower. Organigram is committed to these growing categories. The strategic acquisition of the Winnipeg Facility has enabled the Company to produce high quality, ingestible products such as soft chews (gummies) and lozenges, at scale, positioning the Company to effectively compete in this segment. The acquisition of the Lac-Supérieur Facility provided the Company with the ability to produce high-quality products in the growing hash segment. Since the Laurentian acquisition, the Company has leveraged its industry-leading national distribution and field sales network to accelerate the distribution and sale of Tremblant Cannabis, its flagship hash brand, to all provinces in Canada. In Fiscal 2023, the Company has expanded its hash offering through its new Holy Mountain brand and introduced the innovative product, Rip-Strip Hash under the SHRED X brand. As of September 30, 2023, Organigram continues to hold #1 market share in the hash category10. In Q4 Fiscal 2023, Organigram achieved the number #1 position in the gummy category between its SHRED'ems and Monjour brands.3 The Company currently has 13 SKUs in market under its SHRED'ems brand. In August 2023, the Company launched an additional flavour containing THCV. Monjour, Organigram's wellness brand, has eight pure CBD SKUs in market. The large format and assorted flavours proved to be disruptive to the sector and in Q4 Fiscal 2023, Monjour's Berry Good Day CBD gummy was in the top five of gummies sold in MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 14 9 Hifyre, September 30, 2023 10 Hifyre, September 30, 2023

Canada and the leading pure CBD-infused gummy.4 The Monjour product line has been further expanded with gummies that contain minor cannabinoids in addition to CBD. The CBN Bedtime Blueberry Lemon gummies combine the cannabinoid cannabidiol ("CBN") with CBD and THC, and the Twilight Tranquility gummies combine CBD, CBN and the cannabinoid cannabigerol ("CBG"). Edison Jolts, high potency THC lozenges that were developed using proprietary IP that has been patented, combine the benefits of sublingual oil with the convenience and portability of soft gels. Jolts held the #1 position in net sales in the capsules and mints category in Q2 Fiscal 20234. See the "July 2023" update in the "Key Developments During the Quarter and Subsequent to September 30, 2023" section of this MD&A. Organigram continues to focus on building share within the vape category through unique formulations, premium hardware, and high-quality inputs. The Company currently has seven SKUs under the SHRED brand in the popular 510 cartridge format, two under Holy Mountain, and one under the Edison brand. During this quarter, Organigram announced a product purchase agreement that it expects will accelerate its performance in the vape category. The product purchase agreement with Greentank provides the Company with an exclusivity period in Canada for new technology incorporated into vape cartridges, including the development of a custom all-in-one device that will be proprietary to Organigram. RESEARCH AND PRODUCT DEVELOPMENT The Company’s management believes the cannabis industry is still in the nascent stages of product development and that product innovation backed by core fundamental research and development is necessary to establish a long-term competitive advantage in the industry. Research and development and innovation remain a hallmark of Organigram. The Company has made several investments in the past and anticipates it will continue and strengthen the Company's focus in this area. These efforts are expected to allow Organigram to continue to position itself to be at the forefront of launching new, innovative, differentiated products and formulations that appeal to adult consumers. BAT Product Development Collaboration and Centre of Excellence In early Q4 Fiscal 2021, the Company announced the successful launch of the CoE pursuant to the PDC Agreement with BAT. The CoE was established to focus on research and product development activities for the next generation of cannabis products, as well as fundamental cannabinoid science, with an initial focus on CBD. The CoE is located at the Moncton Campus, which holds the Health Canada licenses required to conduct research and development activities with cannabis products. Under the PDC Agreement, both Organigram and BAT have access to certain of each other’s IP and have the right to independently and globally commercialize the products, technologies, and IP created. Costs relating to the CoE are being funded equally by Organigram and BAT. Approximately $31 million of BAT’s investment in Organigram has been reserved for Organigram’s portion of its funding obligations. The CoE development and scientific process is supporting discovery and development efforts on novel vapour ingredients and substrates, and will guide the optimization of the existing traditional extract and distillate ingredients. Extensive evaluation of novel vape formulation aerosols versus existing inhalation products in the category has been completed. The supporting scientific data also provides an industry leading vapour data set that will serve as part of a foundation for future development activities, including consumer safety, product quality and performance. The CoE's state-of-the-art biological experiment laboratory ("BioLab") has been operational since June 2022. It is expected that the work being undertaken, including development of genetic toolboxes for research of key cannabis traits, will accelerate R&D activities and has already been used to support several plant science discoveries that will eventually benefit Organigram’s existing own plant portfolio and long-term growing strategies. With all of the state of the art facilities complete, both the PDC and the Organigram commercial business are seeing significant benefits both from a scientific development standpoint and in terms of revenue driving commercial capability. The in-house extraction laboratory capabilities have resulted in the commercialization of high potency THCV extract derived from exclusive whole plant THCV flower, followed by THCV isolate. Via the R&D lab and the GPP (Good Production Practices, as prescribed by Part 5 of the Cannabis regulations) pilot scale production, Organigram has been able to test and learn about the inclusion of several minor cannabinoids, which has allowed it to expand into more complex minor cannabinoid stacks across several brand portfolios in the Company's high speed, high throughput Winnipeg Facility. The focus in all facilities has been rapid transfer from R&D to commercial process to allow Organigram to fine tune manufacturing operations in real time. The PDC is in late stage development of a suite of emulsions, novel vapour formulations, flavour innovations, and packaging solutions which are planned to be used alone, and in combination, across the Organigram portfolio of products. The broad focus has been the development of improved cannabinoid delivery, rapid and predictable onset and products that target and satisfy a range of mood states. For improved ingestible innovations, Organigram is currently conducting MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 15

pharmacokinetic studies after completing initial research and development, so that the Company can quantify and substantiate the benefit of these innovations in a clinical setting. Moving to clinical studies has been a key and significant milestone in the development journey, and will provide a broad and robust dataset validating our development so far allowing Organigram to complete a number of work streams. Organigram is aiming to test and learn this technology via a small market launch in New Brunswick this fall and will be leading with an easy to understand and consumer relevant functional claim relating to onset that the Company believes will provide a significant consumer benefit. The manufacturing trials of this nano-emulsion-based gummy are already complete at the Winnipeg Facility as Organigram is now moving to large-scale trials to allow for appropriate stability and validation prior to test launch. The Company expects to launch nano-emulsion gummies in the first half of Fiscal 2024. The Biolab is continuing the development of genetic toolboxes for research of key cannabis traits, which will accelerate R&D activities and has already been used to support several plant science discoveries that will eventually benefit Organigram’s existing plant portfolio and long term growing strategies. Immediate discovery has yielded early stage gender typing capability and the Company is moving towards identification of disease markers in the cannabis plant with the goal of helping accelerate rapid screening programs and continue optimizing the quality and viability of Organigram flower. Plant Science, Breeding and Genomics Research and Development in Moncton Organigram’s cultivation program, a key strategic advantage for the Company, has continued its expansion with the addition of a dedicated cultivation R&D space. The new space has accelerated rapid assessment and screening, delivering 20 to 30 unique cultivars every two months while freeing up rooms for commercial grow operations. The plant science team continues to move the garden towards unique, high terpene and high THC, in-house grown cultivars, while also leveraging the BioLab for ongoing plant science innovation focusing on quality, potency and disease-resistance marker discovery to enrich the future flower pipeline. This activity is supported further by the wide-ranging technical collaboration being undertaken as part of Organigram's strategic investment in Phylos in Q3 Fiscal 2023. OUTLOOK The Company's outlook remains positive on the cannabis market both in Canada and internationally. Canada-wide recreational retail sales are expected to total $7.18 billion in the 2027 calendar year.11 The cannabis industry in Canada is highly competitive and has been oversupplied versus the current market demand considering both regulated LPs and the still largely unfettered operations of the illicit market including many online delivery platforms. Consumer trends and preferences continue to evolve, including strong demand in the large format value segment, a desire for higher THC potency particularly in dried flower, as well as a penchant for newness, including new genetic strains and novel ready to consume products. Organigram continues to revitalize its product portfolio to address these changing consumer trends and preferences in order to grow sales and capture market share. The Company has also seen supply and demand dynamics brought into a more equilibrated state as many LPs have shuttered surplus cultivation capacity including as a direct result of M&A and liquidation activities. Against the backdrop of strong industry growth, Organigram has identified a trend of inflated THC potency values being labeled on flower products. As Health Canada regulations limit consumers' ability to obtain fulsome information about various product attributes from LPs, they are most often making purchase decisions based on price and potency alone. Organigram's research indicates that 67%12 of consumers trust the potency listed on their cannabis label. It is Organigram's view that labelled potency should come from representative samples tested at regulated laboratories. The increasingly widespread practice of THC inflation by certain Licensed Producers can be achieved in several different ways. The first is cherry picking by the LP, the practice of hand-picking certain flowers on a plant that are high in trichomes that will yield a higher potency result, or sample manipulation, the practice of adding kief back into a sample, boosting its THC value prior to testing. The next is lab shopping, whereby some Licensed Producers will obtain their Certificate of Analysis (COA) indicating potency, from a lab that is widely known for providing higher than actual values due to non-standard testing practices. In the context of today’s regulations, this is happening because Health Canada has not yet prescribed specific and rigorous testing standards for cannabis as they have in the tobacco category as an example. In the Company's view, this practice leveraged by some LPs and labs to gain market share and win testing contracts not only undermines the credibility of the nascent sector but also erodes consumer confidence in the integrity of the industry. As a responsible industry leader, Organigram has not engaged in, nor does it intend to engage in, the practice of seeking inflated THC levels for the purpose of garnering more sales. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 16 11 BDSA Canada Market Forecast, September 2023 12 CIP flower study, 2023

The Company's firm stance on this issue may have a temporary impact on its growth trajectory in flower, but it believes that encouraging all industry stakeholders to unequivocally support delivering high quality products with accurate THC potency is paramount to the continued success of the industry and the safety and well-being of our consumers. As such, Organigram is firmly committed to addressing the issue of THC inflation by working collaboratively with key stakeholders in the industry. In November 2023, the Ontario Cannabis Store ("OCS") announced that it would begin secondary testing of what it deems to be high-THC flower products to verify the accuracy of potency claims on labels. Products whose potencies fall outside an acceptable range of variance will not be released for sale. This initiative by OCS, the largest provincial government purchaser of cannabis in Canada, signals the seriousness of inflated THC potency, and affirms the Company's stance on the issue. When considering the significant sales and margin that flower product categories (dried flower, milled flower, pre-rolls, infused pre- rolls ("IPR") and international flower sales) contribute to Organigram's financial results, the Company believes this THC inflation was a key driver to the amount of the impairment loss. While the cost of legal and ethical compliance is increasing in this current market, the Company believes its refusal to engage in THC inflation is the right thing to do to protect its business and its reputation. Despite the aforementioned headwinds, strong demand for the Company's products is evidenced by Organigram's national adult- use recreational cannabis retail market share ("market share") in Canada. In Q4 Fiscal 2023, the Company reached the #2 position in market share, with Organigram holding the #1 position in milled flower, the #1 position in hash and the #1 position in gummies nationally.2 With expected revenue growth from tube-style pre-rolls, infused pre-rolls, and craft flower from the expansion of the Lac-Supérieur Facility, management expects that the Company will generate higher revenue in Fiscal 2024 as compared to Fiscal 2023. In addition to the domestic sales growth, the Company expects higher international revenue as new international shipments to the German market via a new supply agreement with Sanity Group, and new shipments to the UK market through its supply agreement with 4C LABS were signed in Fiscal 2023. Organigram considers innovation to be a primary growth lever. The Company's recent investment in Phylos in May, 2023 garners several strategic advantages that should help to propel product differentiation, production efficiency, and margin rate. The Phylos investment grants Organigram exclusive access to cultivars with high concentrations of the novel cannabinoid THCV. Similar to CBD, THCV is an antagonist to THC, counteracting certain of its effects. Most notably, THCV reportedly counteracts the appetite stimulation observed with THC, earning it the colloquial title of "Diet Weed" in the media. Alone, THCV is reported to have a calming, euphoric, and focusing effect. However, cultivating cannabis with sufficient THCV concentrations that are viable for extraction for derivative products is very difficult. Organigram anticipates it will be the only Licensed Producer able to produce a wide array of product formats containing THCV for a differentiated consumer experience in the near-mid term. Further to the competitive advantage associated with THCV, Organigram and Phylos' innovative relationship is expected to allow Organigram to transition a portion of its garden to seed-based cultivation over time. Compared to the clone-based production which most cultivators today undertake, seed-based production has a variety of advantages. It is cheaper, faster, utilizes less footprint, and produces more robust and consistent plants. While Organigram anticipates seed-based production will eventually deliver significant cost savings and higher-quality flower, the Company will continue to use clone-based production and experimentation in its cross-breeding and pheno-hunting efforts. Organigram is evaluating formulations of THC:THCV ratios in derivative products like vapes that could have a positive impact on margin. Organigram's investment in Phylos is synergistic with its investment in Greentank made in March, 2023. Greentank's vapour heating technology is the first of its kind in the world. With exclusive access to this technology for 18-months from commercialization, Organigram expects to launch a true product innovation in the vape category. As Greentank vape cartridges are capable of delivering superior flavour that lasts throughout the entire life of the vape cartridge, while eliminating the clogging seen with legacy vapes in the market, Organigram expects to achieve significant growth in this category as consumers repeatedly report flavour decline and clogging as primary issues when using vapes. Further, Greentank vapes produce a characteristically different vape cloud which may result in increased perceived potency per puff. Organigram intends to combine THCV with Greentank enabled vape cartridges to deliver a truly unique vape experience for customers. The Company is expecting commercialization to begin in Q2 Fiscal 2024. The Company intends to continue to leverage its Moncton Campus which it believes can provide a sustainable competitive advantage over its peers as a result of having over 131 three-tiered cultivation rooms each with the ability to deliver bespoke growing environmental conditions (lighting, humidity, fertigation, plant density) tailored individually to a wide variety of genetics (115 of these rooms are used for the flowering period). With an improved genetics portfolio, (including contributions from the dedicated cultivation R&D space at the newly-commissioned BioLab and the Company's access to high THCV cultivars through its recent investment in Phylos) and a higher average THC being grown than the previous year, the Company believes it is well positioned to take advantage of the dried flower and pre-roll categories which collectively represents approximately 70%13 of the Canadian legal market. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 17 13 Source: Hifyre data extract from September 30, 2023

Opportunities to scale up new genetics require a patient and deliberate process where cultivation protocols are trialed for each strain and adjusted through multiple growth cycles before full roll-out to multiple rooms in the facility. Organigram’s commitment to invest in new genetics continues, and the Company expects to launch new high THC and high terpene genetics in the near term. In addition to traditional dried flower and pre-roll offerings, Organigram expects to be in a position to generate more revenue growth from the production of soft chews and other confectionary products with the specialized equipment at the Winnipeg Facility, with the inclusion of novel minor cannabinoids like THCV. The Company completed its first sales of Winnipeg Facility manufactured soft chews during Q4 Fiscal 2021, and launched several line extensions during Fiscal 2022. Organigram's shipped sales growth in the gummy category was over 100% in Fiscal 2023 compared to Fiscal 2022. Management expects continued growth in this product category in Fiscal 2024. The Lac-Supérieur Facility was acquired in December 2021 and added hash and artisanal craft cannabis to the Company's product offerings. The application of the Company's direct sales force and national distribution has been successful at achieving national distribution for the hash products and is expected to generate additional revenues from these operations for the remainder of Fiscal 2023. In Q4 Fiscal 2023, expansion at Lac-Supérieur was completed. Organigram completed its first Lac- Supérieur harvest in December 2023. The Company's adjusted gross margin14 decreased from 19% in Q3 Fiscal 2023 to 17% in Q4 Fiscal 2023. This decline was primarily due to a significant decrease in international sales which attract a higher ASP, combined with lower net flower revenue due to price compression and THC inflation, and the impact of lost sales attributed to Edison Jolts. The Company's adjusted gross margin increased from 23% in Fiscal 2022 to 25% in Fiscal 2023. The Company expects to continue its trend of increasing margins and positive Adjusted EBITDA on a year-over-year basis. However, the margin rate is impacted by many factors including: the cost of production; flower yields; domestic versus international sales; and product mix by categories and brand. The margin rate is also impacted by the overall sales and production levels, as during periods of lower sales and/or production, the fixed operational costs will negatively impact the margin rate for all product categories. Organigram has identified the following sales mix opportunities which it believes have the potential to improve adjusted gross margins over time: • Increased sales from the Company's higher-margin ready-to-consume products, such as tube-style and infused pre-rolls, Greentank-enabled vapes, and the introduction of nano-emulsion gummies; • The larger volume of higher margin sales expected from craft flower produced at the Company's Lac-Supérieur Facility; and • Continued focus on increasing market share in Western Canada to optimize the Company's provincial mix. Outside of Canada, the Company serves international markets (mainly Israel and Australia) from Canada via exports and seeks to augment sales channels internationally over time in other markets. In Fiscal 2023, the Company secured supply agreements with medical cannabis distributors in Germany and the UK, and expects shipments to commence in Fiscal 2024. The Company continues to monitor regulatory developments in other jurisdictions. In early Q1 Fiscal 2021, the Israeli Ministry of Health amended its quality standard for imported medical cannabis, Israeli Medical Cannabis Standard (IMC-GAP). In June 2021, the Company received its Good Agricultural Practice (GAP) certification from Control Union Certifications under the Control Union Medical Cannabis Standard (“CUMCS”) in order to permit it to continue its shipments to Israel under the amended Israeli quality standard. The Company has sought, and during May 2022, received an updated CUMCS-GAP certification which has been benchmarked against IMC-GAP, to demonstrate it continues to meet the evolving Israeli quality standards. On November 25, 2022, Organigram was notified by the CUMCS that future testing must be conducted at the cloning stage of production rather than at the harvest stage, which was previously acceptable. The Company worked to resolve the complexity resulting from this new testing requirement, seeking a temporary alternative from the CUMCS. On March 17, 2023, Organigram was notified that the proposed alternative would not be acceptable, resulting in a temporary delay in shipments to Israel in Q3 Fiscal 2023. The CUMCS-GAP certification is subject to ongoing audit and annual renewal requirements. In addition, the Australian government implemented regulatory changes under Therapeutic Goods Order 93 (“TGO 93”), which took effect on July 1, 2023. TGO 93 sets out new quality standards for cannabis imports, including GMP equivalency standards for cannabis products. As a result of TGO 93, Australian cannabis suppliers can no longer import finished goods that do not comply with GMP. As such, the Company may only continue to export bulk flower to Australia until such time as it meets one of the GMP equivalency standards. Organigram submitted its EU GMP certification application subsequent to Q4 Fiscal 2023 and expects to enter into an audit phase in Fiscal 2024. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 18 14 Adjusted gross margin is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.

On November 17, 2022, the Company entered into a multi-year agreement with Canndoc that contemplates shipping up to 20,000 kilograms of dried flower. To date 4,900 kilograms have been shipped under this agreement. Future shipments to Australia and Israel are also contingent upon the timing and receipt of regulatory approval from Health Canada, including obtaining an export permit, as well as timing and receipt of regulatory approval from the purchaser's regulatory authority, including obtaining an import permit. In Fiscal Q3 we experienced a slowdown in international exports due to these newly enforced testing requirements in Israel. We believed historical export volumes would resume in Q4 however, we experienced delays relating to cultivar selection and shipping challenges. Our lower Q4 international sales did impact our margins, but we anticipate stronger demand for our products on the international stage in Fiscal 2024 as shipments to Australia and Israel are expected to resume. Recent political changes and cannabis election ballot initiatives for both medical and recreational use in the United States suggest that the potential movements to U.S. federal legalization of cannabis (THC) remain difficult to predict. In addition to its recent investment in U.S. domiciled Phylos, the Company continues to monitor and develop a potential U.S. entry strategy that could include THC, CBD and other minor cannabinoids. International expansion initiatives are expected to be supported in Fiscal 2024 and beyond by the Follow-on BAT Investment, which remains subject to certain approvals, including shareholder and regulatory approval. Approximately $83 million of the Follow-on BAT Investment is earmarked toward "Jupiter", a strategic investment pool targeting international growth opportunities, which positions the Company to expand into the U.S. and further international markets at the appropriate time and subject to applicable laws. The Company continues to monitor recreational legalization opportunities in European jurisdictions with a particular focus on German opportunities based on the size of the addressable market and recent regulatory changes. In March 2021, the Company and BAT entered into the PDC Agreement. Under the PDC Agreement the Company is granted a worldwide, royalty-free, sub-licensable, perpetual license to exploit IP developed under the PDC Agreement in any field. This license, which is non-exclusive outside of Canada and sole in Canada will also enhance Organigram’s ability to enter markets outside of Canada, including through sublicensing arrangements with established operators. Without limiting the generality of risk factors disclosed in the “Risk Factors” section of this MD&A and in the "Risk Factors" section of the Company's current AIF, the expectations concerning revenue, adjusted gross margin and SG&A (comprised of general and administrative and selling and marketing expense) are based on the following general assumptions: consistency of revenue experience with indications of performance to date, consistency of ordering and return patterns or other factors with prior periods and no material change in legal regulation, market factors or general economic conditions. The Company disclaims any obligation to update any of the forward looking information except as required by applicable law. See "Cautionary Statement Regarding Forward-Looking Information". MEDICAL MARKET The cannabis data company, BDSA, estimated that the Canadian medical market value for the 2023 calendar year at $360M, a 9% year-over-year decline15. Also, the number of medical patients is projected to further decrease within the year, largely due to migration to the recreational channel. In Fiscal 2022, Organigram transitioned its patient base from direct fulfillment to the Medical Cannabis by Shoppers platform offered by Shoppers Drug Mart. On March 28, 2023, Shoppers Drug Mart announced that it would be transferring its medical cannabis business to Avicanna Inc ("Avicanna"). In July 2023, Organigram announced its products became available on Avicanna's MyMedi platform, providing Organigram products to medical patients across Canada. STRATEGIC INVESTMENTS AND DEVELOPMENTS The Company remains committed to the development and acquisition of cannabis or hemp related businesses and production assets in Canada and abroad (subject to compliance with applicable laws), intellectual properties, technologies or other assets that are synergistic to the Company’s Canadian and international strategies. Hyasynth Strategic Investment The Company entered into a strategic investment to purchase an aggregate of $10,000 convertible secured debentures of Hyasynth Biologicals Inc., a biotechnology company based in Montreal and pioneer in the field of cannabinoid science and biosynthesis, in three separate tranches. This provides the Company with a potential ownership interest of up to 49.9% on a fully diluted basis. The Company has appointed one nominee director and one observer to the board of Hyasynth, which currently has six members and one observer. Hyasynth has patent-pending enzymes, yeast strains and processes that make it possible to produce cannabinoids for a fraction of the cost of traditional plant-based production. In addition to the major cannabinoids such as CBD and THC, Hyasynth is also pursuing the production and scale-up of minor cannabinoids found only in limited quantities in the cannabis plant. While the MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 19 15 BDSA Market Forecast, September 2023

Company expects that there will always be a need for premium indoor-grown cannabis flowers, working with Hyasynth offers the potential to respond more quickly to market demand for pure and consistent cannabinoid-based ingredients. Green Tank Strategic Investment The Company entered into a product purchase agreement (the Purchase Agreement”) with Green Tank Technologies Corp. (“Greentank”) a leading vapourization technology company and a subscription agreement (the “Subscription Agreement”) with Greentank’s parent company, Weekend Holdings Corp (“Weekend Holdings”). The Purchase Agreement provides Organigram with an exclusivity period in Canada for the new technology incorporated into 510 vape cartridges (along with other formats) for use with cannabis, including the development of a custom all-in-one device that will be proprietary to Organigram. Pursuant to the terms of the Subscription Agreement, Organigram has subscribed for preferred shares for an aggregate subscription price of US$4.0 million (~$5.5 million CAD) representing an approximate 2.6% interest in Weekend Holdings. Organigram’s investment combined with the Purchase Agreement is expected to transform Organigram’s current and future vapour hardware lineup across its portfolio of recreational brands. Phylos Strategic Investment The Company made its first US strategic investment in Phylos, a U.S. cannabis genetics company and provider of production ready seeds, based in Portland, Oregon, to initiate a wide-ranging technical and commercial relationship in Canada. This innovation relationship is expected to further support Organigram’s industry leading cultivation efforts in Canada with patent- pending foundational technologies and genetics. In the future, subject to receipt of any required approvals and permits, Organigram intends to export THCV products to select legal international markets. This arrangement creates a commercial path from seed to flower that is expected to significantly reduce operating costs and improve margins. Using genetically identical seeds with stabilized characteristics such as potency, terpene profile, aroma, minor cannabinoid concentrations, and more, precludes the need for cloning and propagation, decreasing genetic maintenance and increasing plant vigor and health. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 20

FINANCIAL RESULTS AND REVIEW OF OPERATIONS

CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES

The Company uses certain non-IFRS performance measures such as Adjusted EBITDA and adjusted gross margin in its MD&A and other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS, and therefore, amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the cautionary statement in the "Introduction" section at the beginning of this MD&A, and the following discussion.

FINANCIAL HIGHLIGHTS

Below is the period-over-period analysis of the changes that occurred between the thirteen months ended September 30, 2023 and the year ended August 31, 2022. Commentary is provided in the pages that follow.

	Fiscal 2023	Fiscal 2022	$ CHANGE	% CHANGE	Fiscal 2021
Financial Results					
Gross revenue	$ 233,647	$ 209,109	$ 24,538	12 %	$ 109,859
Net revenue	$ 161,639	$ 145,809	$ 15,830	11 %	$ 79,163
Cost of sales	$ 136,437	$ 119,037	$ 17,400	15 %	$ 103,567
Gross margin before fair value adjustments	$ 25,202	$ 26,772	$ (1,570)	(6)%	$ (24,404)
Gross margin % before fair value adjustments	16 %	18 %	(2)%	(11)%	(31)%
Realized loss on fair value on inventories sold and other inventory charges	$ (56,187)	$ (35,204)	$ 20,983	60 %	$ (35,721)
Unrealized gain on changes in fair value of biological assets	$ 68,981	$ 40,001	$ 28,980	72 %	$ 31,726
Gross margin	$ 37,996	$ 31,569	$ 6,427	20 %	$ (28,399)
Operating expenses	$ 300,963	$ 74,720	$ 226,243	303 %	$ 63,421
Loss from operations	$ (262,967)	$ (43,151)	$ (219,816)	(509)%	$ (91,820)
Other (income) expenses	$ (10,554)	$ (28,868)	$ (18,314)	63 %	$ 38,884
Net loss	$ (248,601)	$ (14,283)	$ (234,318)	(1641)%	$ (130,704)
Net loss per common share, basic	$ (3.058)	$ (0.185)	$ (2.873)	(1,553)%	$ (0.510)
Net loss per common share, diluted	$ (3.058)	$ (0.185)	$ (2.873)	(1,553)%	$ (0.510)
Net cash used in operating activities	$ 38,778	$ 36,211	$ 2,567	7 %	$ 28,589
Adjusted Gross Margin[(1)]	$ 40,214	$ 33,390	$ 6,824	20 %	$ 3,563
Adjusted Gross Margin %[(1)]	25 %	23 %	2%	9 %	5%
Adjusted EBITDA[(1)]	$ 5,951	$ 3,484	$ 2,467	71 %	$ (27,643)
Financial Position					
Working capital	$ 133,545	$ 166,338	$ (32,793)	(20)%	$ 234,349
Inventory and biological assets	$ 80,953	$ 68,282	$ 12,671	19 %	$ 48,818
Total assets	$ 298,455	$ 577,107	$ (278,652)	(48)%	$ 554,017
Non-current financial liabilities[(2)]	$ 3,630	$ 2,361	$ 1,269	54 %	$ 4,881

Note 1: Non-IFRS measures that have been defined and reconciled within their respective subsections in this section of the MD&A.
Note 2: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

NET REVENUE

Net revenue for the Company is defined as gross revenue, net of customer fees, discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue consists primarily of dried flower and cannabis derivative products sold to the adult-use recreational cannabis, medical cannabis, wholesale, and international cannabis marketplaces.

For the thirteen months ended September 30, 2023, the Company recorded an increase of 11% in net revenue to $161,639 from $145,809 for the year ended August 31, 2022. Net revenue increased on a period-over-period basis primarily due to an increase in recreational revenue of $15,830 and international revenue of $3,736, partially offset by a decrease in medical sales.

For the thirteen months ended September 30, 2023, the net ASP of recreational flower decreased to $1.65 per gram compared to $1.83 per gram for the year ended August 31, 2022, due to a shift towards value-oriented large format products and general price compression.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022
21

Sales volumes of all flower in grams increased 12% to 63,774 kg for the thirteen months ended September 30, 2023 compared to 57,003 kg in the prior year, primarily due to the current period covering thirteen months as opposed to the twelve months in the comparative year.

REVENUE COMPOSITION

The Company's revenue composition by product category was as follows for the thirteen months ended September 30, 2023 and the year ended August 31, 2022:

	Fiscal 2023	Fiscal 2022
International Flower and Oil	$18,874	$15,138
Medical, net of excise duty	3,507	7,309
Recreational Flower, net of excise duty	89,546	92,612
Recreational Vapes, net of excise duty	4,094	5,573
Recreational Hash, net of excise duty	11,885	6,297
Recreational Infused Pre-rolls, net of excise duty	2,871	117
Recreational Edibles, net of excise duty	23,556	12,269
Recreational Ingestible Extracts, net of excise duty	5,107	5,010
Wholesale and Other	2,199	1,484
Total Net Revenue	$161,639	$145,809

COST OF SALES AND GROSS MARGIN

The gross margin for the thirteen months ended September 30, 2023 was $37,996, compared to $31,569 for the year ended August 31, 2022. The changes and significant items impacting the thirteen months ended September 30, 2023 were primarily as a result of: (i) higher sales including increased international sales; (ii) lower cultivation and post-harvest costs; (iii) higher unrealized gains on changes in the fair value of biological assets; and (iv) net of the impact of lower net ASP from increased competition and the ongoing evolution of the customer and product mix.

Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 – Agriculture. The net increase in fair value adjustments on a period-over-period basis is due to an increase in harvested and in-progress plants resulting in an increase in fair value on the growth of biological assets of $68,981 compared to $40,001 in the comparative period, which was offset by the realization of the fair value increment for inventory sold of $43,524 (August 31, 2022 – $31,133) and adjustments to the net realizable value of inventory of $12,663 (August 31, 2022 – $4,071). The net increase in fair value adjustments for the thirteen months ended September 30, 2023 compared to the prior year comparative period is primarily due to the decrease in cultivation costs and the increase to the overall number of plants from increased planting room usage in the current period.

Cost of sales primarily consists of the following:

- Costs of sales of cannabis (dried flower, pre-rolls, and wholesale/international bulk flower), cannabis extracts, vapes, chocolates, and other wholesale formats such as extract) include the direct costs of materials and packaging, labour, including any associated share-based compensation, and depreciation of manufacturing building and equipment. This includes cultivation costs (growing, harvesting, drying, and processing costs), extraction, vape filling, quality assurance and quality control, as well as packaging and labelling;
- Costs related to other products, such as vaporizers and other accessories;
- Shipping expenses to deliver product to the customer;
- The production costs of late-stage biological assets that are disposed of, plants destroyed that do not meet the Company's quality assurance standards, provisions for excess and unsaleable inventories and provisions related to adjustments to net realizable value that reduce the carrying value of inventory below the original production or purchase cost, and other production overhead; and
- Unabsorbed fixed overhead charges, comprised of depreciation, insurance, and property taxes, resulting from the underutilization of cultivation and production capacity.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022
22

Illustrative Overview of Composition and Flow of Biological Assets, Inventories, and Cost of Sales Note 1: The above illustration is for informational purposes only and should not be viewed as an exact representation of the actual flow of inputs and outputs. Certain items referenced above may not have a standard meaning under IFRS and therefore should be considered Non-IFRS Measures. Readers should refer to the notes to the Financial Statements for the official accounting policies. Note 2: The majority of stock options and depreciation expense related to the manufacturing and operations departments are capitalized as part of cultivation and inventory production costs; however, a certain amount of these expenses that relate to overhead departments and underutilization of the Moncton Campus are expensed directly to cost of sales. Note 3: Fair value adjustments are made to the cost basis of biological assets which collectively become the cost basis of inventories. Inventories are then carried at the lower of cost and net realizable value. When sold, a portion of inventory is charged to cost of sales (actual costs) with the remainder (fair value adjustments) to “Realized fair value on inventories sold and other inventory charges” on the consolidated statements of operations and comprehensive income (loss). Note 4: Excise taxes are excluded from this diagram and are reflected as a netting adjustment against gross revenue to arrive at net revenue for presentation purposes in the consolidated statements of operations and comprehensive income (loss). ADJUSTED GROSS MARGIN Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less: (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions (recoveries) of inventories and biological assets; (iv) provisions to net realizable value; and (v) unabsorbed overhead relating to underutilization of the production facility grow rooms and manufacturing equipment, most of which is related to non-cash depreciation expense. Management believes that this measure provides useful information to assess the profitability of our operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 23

	Q1-F22	Q2-F22	Q3-F22	Q4-F22	Q1-F23	Q2-F23	Q3-F23	Q4-F23	Fiscal 2023
Net revenue	$ 30,378	$ 31,836	$ 38,115	$ 45,480	$ 43,321	$ 39,493	$ 32,785	$ 46,040	$161,639
Cost of sales before adjustments	24,903	23,581	28,817	35,118	30,492	26,121	26,711	38,101	121,425
Adjusted Gross margin [(1)]	5,475	8,255	9,298	10,362	12,829	13,372	6,074	7,939	40,214
Adjusted Gross margin % [(1)]	18 %	26 %	24 %	23 %	30 %	34 %	19 %	17 %	25 %
Less:									
Provisions (recoveries) of inventories and biological assets	1,845	686	(83)	1,600	1,067	1,256	2,823	532	5,678
Provisions to net realizable value	467	25	6	—	62	2,265	2,755	4,252	9,334
Realized fair value on inventories sold from acquisitions	—	663	700	—	—	—	—	—	—
Unabsorbed overhead	709	—	—	—	—	—	—	—	—
Gross margin before fair value adjustments	$ 2,454	$ 6,881	$ 8,675	$ 8,762	$ 11,700	$ 9,851	$ 496	$ 3,155	$ 25,202
Gross margin % (before fair value adjustments)	8 %	22 %	23 %	19 %	27 %	25 %	2 %	7 %	16 %
Add:									
Realized fair value on inventories sold and other inventory charges	$(12,313)	$ (5,314)	$ (7,386)	$(10,191)	$(12,528)	$(14,170)	$(13,588)	$(15,901)	$(56,187)
Unrealized gain on changes in fair value of biological assets	$ 10,469	$ 7,502	$ 6,353	$ 15,677	$ 24,714	$ 14,121	$ 8,395	$ 21,751	$ 68,981
Gross margin[(1)]	$ 610	$ 9,069	$ 7,642	$ 14,248	$ 23,886	$ 9,802	$ (4,697)	$ 9,005	$ 37,996
Gross margin %[(1)]	2 %	28 %	20 %	31 %	55 %	25 %	(14)%	20 %	24 %

Note 1: Gross margin reflects the IFRS measure per the Company's Financial Statements.

The adjusted gross margin and gross margin before fair value adjustments have generally improved since Q1 Fiscal 2022, with the exception of Q3 Fiscal 2023 and Q4 Fiscal 2023. Lower net flower sales, lower international sales, and lost sales attributable to Edison Jolts had the largest margin impacts in Q3 Fiscal 2023 and Q4 Fiscal 2023.

OPERATING EXPENSES

	Fiscal 2023	Fiscal 2022	CHANGE	% CHANGE
General and administrative	$ 53,030	$ 42,908	$ 10,122	24 %
Sales and marketing	19,348	16,860	2,488	15 %
Research and development	13,201	5,962	7,239	121 %
Share-based compensation	5,273	4,745	528	11 %
Impairment of property, plant and equipment	165,255	4,245	161,010	3,793 %
Impairment of intangible assets and goodwill	44,856	—	44,856	N/A
Total operating expenses	$ 300,963	$ 74,720	$ 226,243	303 %

GENERAL AND ADMINISTRATIVE

For the thirteen months ended September 30, 2023, the Company incurred general and administrative expenses of $53,030 compared to $42,908 for the year ended August 31, 2022. The increase in expenses mainly relates to one additional month in the current period, higher employee costs due to more general and administrative full-time employees to support the Company's growth, higher depreciation and amortization, general wage increases, higher audit and legal fees and higher technology costs which includes $7,687 (August 31, 2022: $3,203) in ERP installation costs.

SALES AND MARKETING

For the thirteen months ended September 30, 2023, the Company incurred sales and marketing expenses of $19,348 or 12% of net revenues as compared to $16,860 or 12% of net revenues for the year ended August 31, 2022.

RESEARCH AND DEVELOPMENT

Research and development costs of $13,201 increased from the prior year cost of $5,962, as the Company ramped up activity under the PDC Agreement and other internal product innovation projects.

SHARE-BASED COMPENSATION

For the thirteen months ended September 30, 2023, the Company recognized $5,273, in share-based compensation expense in relation to selling, marketing, general and administrative, and research and development employees compared to $4,745 for the year ended August 31, 2022 due to a greater number of equity awards issued and outstanding during the current period as compared to the prior comparative period.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022
24

Total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory and amounts amortized for the thirteen months ended September 30, 2023, were $5,727 compared to $5,127 for the comparable period, the changes being consistent with those noted above.

For the thirteen months ended September 30, 2023, 321,000 options were granted, valued at $1,075, compared to 1,369,250 options granted in the year ended August 31, 2022, valued at $6,029. Included in the thirteen months ended September 30, 2023 were 206,250 options granted to key management personnel compared to 821,750 options granted for the year ended August 31, 2022.

During the thirteen months ended September 30, 2023, 371,317 restricted share units ("RSUs") were granted to employees (year ended August 31, 2022 – 361,174), of which 285,191 RSUs were issued to key management personnel, which includes members of the Board of Directors, compared to 95,093 issued for the year ended August 31, 2022.

During the thirteen months ended September 30, 2023, 211,544 performance share units ("PSUs") were granted to employees (year ended August 31, 2022 – 47,071), of which 136,920 PSUs were issued to key management personnel compared to 39,742 issued for the year ended August 31, 2022.

Share-based compensation represents a non-cash expense and was valued using the Black-Scholes valuation model for stock options and using the fair value of the shares on the date of the grant for RSUs. The fair value of PSUs was based on the Company's share price at the grant date, adjusted for an estimate of likelihood of achievement of the defined performance criteria.

IMPAIRMENT

During Fiscal 2023, as a consequence of the Company's market capitalization trading significantly below its shareholders' equity, combined with the Company's operational results and an increase in its post-tax discount rate, management determined that there were economic indicators of impairment warranting a calculation of the recoverable amount of the assets as at May 31, 2023 and September 30, 2023. These analyses were done on a consolidated basis and also by cash generating unit ("CGU"). The impairment tests considered several factors including forecasted operational cash flows (net of tax impact), on-going investments in working capital and sustaining capital expenditures, post-tax discount rates, terminal value growth rate and these analyses resulted in the recognition of an impairment loss of $210,111 against property, plant and equipment and intangible assets and goodwill. A meaningful contributing factor to the quantum of the impairment charge was related to the impact to flower sales and margins due to THC inflation (see Outlook section of the MD&A). When considering the significant sales and margin that flower product categories (dried flower, milled flower, pre-rolls, IPR and international flower sales) contribute to Organigram's financial results, this was a key driver to the amount of the impairment loss. The impairment loss was allocated to intangible assets and goodwill in the amount of $44,856 and $165,255 in relation to property, plant and equipment (refer to Note 8 and Note 9 of the Consolidated Financial Statements for further information).

During Fiscal 2022, the Company made the strategic decision to cease manufacturing chocolate at its Moncton Campus and as a result, the asset was revalued to the lower of its carrying amount and fair value less costs and the Company recognized an additional impairment loss of $3,978 in relation to this asset.

OTHER (INCOME) EXPENSES

	Fiscal 2023	Fiscal 2022	CHANGE	% CHANGE
Financing costs	$ 301	$ 429	$ (128)	(30)%
Investment income	(3,993)	(1,487)	2,506	169 %
Insurance recoveries	(213)	(181)	32	18 %
Government subsidies	(194)	(154)	40	26 %
Share of loss from investments in associates	1,004	1,364	(360)	(26)%
Impairment (recovery) of loan receivable	(66)	250	(316)	(126)%
Loss on disposal of property, plant and equipment	418	6,580	(6,162)	(94)%
Change in fair value of contingent consideration	(3,364)	(2,621)	743	(28)%
Change in fair value of derivative liabilities	(4,372)	(32,650)	(28,278)	87 %
Legal provision (recovery)	(75)	(310)	(235)	76 %
Total other (income)/expenses	$ (10,554)	$ (28,780)	$ 18,226	(63)%

INVESTMENT INCOME

Investment income of $3,993 was earned for the thirteen months ended September 30, 2023, compared to $1,487 for the year ended August 31, 2022. The change in investment income was primarily due to higher interest rates and one additional month in the current period as compared to the year ended August 31, 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022
25

INVESTMENTS IN ASSOCIATES AND CONTINGENT CONSIDERATION The Company made three strategic and international investments as described previously in this MD&A, which are being accounted for as investments in associates in the Company’s financial statements. During the thirteen months ended September 30, 2023, the Company’s share of loss from these investments in associates was $1,004, compared to a loss of $1,364 in the year ended August 31, 2022. In connection with the Company's acquisition of EIC as described in Note 27 of the Financial Statements, the Company has commitments to deliver additional consideration. During the thirteen months ended September 30, 2023, EIC met the second milestone and the Company issued 2,621,370 Common Shares as consideration to the former shareholders of EIC, for a total value of $6,500. The remaining $500 has been waived as part of a negotiated settlement and recorded as a change in fair value of contingent share consideration during the thirteen months ended September 30, 2023. At September 30, 2023, the outstanding balance is Nil (August 31, 2022 – $7,000). In connection with the Company's acquisition of Laurentian as described in Note 27 of the Financial Statements, the Company has commitments to deliver additional consideration. At September 30, 2023, the Company revalued the contingent liability to an estimated fair value of $49, resulting in a gain in fair value recorded in the consolidated statement of operations and comprehensive loss of $2,864 for the thirteen months ended September 30, 2023. At September 30, 2023, all of the balance is included in other current liabilities. DERIVATIVE WARRANT LIABILITIES On November 12, 2020, the Company closed an underwritten public offering of units of the Company (the “Units”) for total gross proceeds of $69,143 (the “Offering”). The Company sold 37,375,000 Units at a price of $1.85 per Unit, including 4,875,000 Units sold pursuant to the full exercise of the over-allotment option granted to the underwriters. The offering was underwritten by a syndicate of underwriters led by Canaccord Genuity Corp. Each Unit consisted of one Common Share of the Company and one half of one Common Share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”), therefore resulting in 18,687,500 Warrants being issued. Each Warrant was exercisable to acquire one Common Share of the Company (a “Warrant Share”) for a period of three years following the closing date of the Offering (i.e. until November 12, 2023) at an exercise price of $2.50 per Warrant Share and the Warrants have since expired. In accordance with IAS 32 Financial Instruments: Presentation, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statement of operations and comprehensive loss at each reporting period. The derivative warrant liabilities were expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company. At initial recognition on November 12, 2020, the Company recorded derivative liabilities of $12,894 based on the estimated fair value of the Warrants at this date using the Black-Scholes option pricing model. Share issuance costs of $803 were recognized and allocated to derivative liabilities, such amount represents on a pro-rata allocation of total issuance costs attributable to the Units sold in the Offering based on the relative fair value of the underlying Common Shares and Warrants. There were no exercises of Warrants during the thirteen months ended September 30, 2023 (year ended August 31, 2022 - Nil). As at September 30, 2023, the Company revalued the remaining derivative warrant liabilities at an estimated fair value of $Nil (August 31, 2022 – $4,138) using the Black-Scholes option pricing model. The Company recorded a decrease in the estimated fair value of the derivative warrant liabilities for the thirteen months ended September 30, 2023 of $4,138 (year ended August 31, 2022 - $30,881). The warrants expired on November 12, 2023. DERIVATIVE TOP-UP RIGHTS LIABILITIES On March 10, 2021, through the strategic investment from BAT, the Company issued 58,336,392 Common Shares, resulting in BAT's beneficial ownership in the Company at approximately 19.9%, as described in Note 14 of the Financial Statements. Pursuant to the investor rights agreement (the "IRA") between the Company and BAT, the Company granted BAT certain rights, including pre-emptive rights, to participate in distributions of Common Shares to maintain its proportionate ownership in certain circumstances, as well as other rights ("Top-up Rights") to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as “bought deal Distributions”). The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to stock exchange requirements, at the lowest price permitted thereunder). MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 26

The Company has classified the Top-up Rights as a derivative liability and pursuant to the exercise of stock options, RSUs, PSUs and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

During the thirteen months ended September 30, 2023, no Top-up Rights were exercised (year ended August 31, 2022 - 664,929), for gross proceeds of $Nil (year ended August 31, 2022 - $6,348). The Top-up Rights are fair valued using the Monte Carlo Pricing model.

As at September 30, 2023, the Company revalued the Top-up Rights at an estimated fair value of $130 (August 31, 2022 – $735). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the thirteen months ended September 30, 2023 of $605 (year ended August 31, 2022 - $1,769).

OTHER

During the thirteen months ended September 30, 2023, the Company recorded a loss on disposal of property, plant and equipment of $418 (year ended August 31, 2022 - $6,580). During Fiscal 2022, the Company completed a number of upgrades to its growing rooms, including the installation of LED light fixtures, which are expected to further improve the operating conditions of the Moncton Campus resulting in higher quality flower and a reduction to production costs. As a result of this work, certain assets that had not yet been fully depreciated were replaced, resulting in a loss on disposal of property, plant and equipment during the year ended August 31, 2022.

During the thirteen months ended September 30, 2023, the Company recovered a loan that was receivable from 703454 N.B. Inc. (carrying business as 1812 Hemp) of $66 (year ended August 31, 2022 - loss of $250) and partially reversed an impairment charge that was recognized during the year ended August 31, 2022.

During the thirteen months ended September 30, 2023, the Company recorded a legal provision recovery relating to claims and other contingencies in the amount of $75 compared to $310 for the year ended August 31, 2022.

NET LOSS

Net loss for the thirteen months ended September 30, 2023 was $248,601 or $3.058 per Common Share (basic and diluted), compared to $14,283 or $0.185 per Common Share (basic and diluted) for the year ended August 31, 2022. The increase in net loss from the comparative period is primarily due to the higher impairment loss, as well as a lower gain on the change in fair value of derivative liabilities in the current year period.

SUMMARY OF QUARTERLY RESULTS

	Q1-F22	Q2-F22	Q3-F22	Q4-F22	Q1-F23	Q2-F23	Q3-F23	Q4-F23
Financial Results								
Adult-use recreational cannabis revenue (net of excise)	$ 25,020	$ 24,887	$ 34,521	$ 37,521	$ 35,859	$ 27,415	$ 29,202	$ 44,596
Medical revenue (net of excise)	$ 1,908	$ 1,920	$ 1,793	$ 1,688	$ 1,486	$ 769	$ 545	$ 707
International, wholesale and other revenue	$ 3,450	$ 5,029	$ 1,801	$ 6,271	$ 5,976	$ 11,309	$ 3,038	$ 737
Net revenue	$ 30,378	$ 31,836	$ 38,115	$ 45,480	$ 43,321	$ 39,493	$ 32,785	$ 46,040
Net income (loss)	$ (1,305)	$ (4,047)	$ (2,787)	$ (6,144)	$ 5,329	$ (7,488)	$(213,451)	$ (32,991)
Net income (loss) per common share, basic	$ (0.004)	$ (0.013)	$ (0.009)	$ (0.020)	$ 0.017	$ (0.024)	$ (0.677)	$ (0.105)
Net income (loss) per common share, diluted	$ (0.004)	$ (0.013)	$ (0.009)	$ (0.020)	$ 0.017	$ (0.024)	$ (0.677)	$ (0.105)
Operational Results								
Dried flower yield per plant (grams)	129	122	132	141	168	156	144	163
Harvest (kg) - dried flower	11,603	10,037	13,141	16,101	22,296	20,624	18,604	28,071
Employee headcount (#)	738	841	865	887	921	939	923	935

In Q1 Fiscal 2023, continued growth in net revenues, lower cost of production (on a per unit basis) and lower asset impairment charges, resulted in net income as compared to net losses recognized during Fiscal 2022. In Q2 Fiscal 2023, the Company recorded a net loss primarily due to a lower gain on the change in fair value of derivative liabilities. In Q3-Q4 Fiscal 2023, the Company recorded a higher net loss than historical periods primarily due to impairment charges recognized and lower net flower revenue.

Adjusted EBITDA

This is a Non-IFRS Measure and the Company calculates Adjusted EBITDA is calculated as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss from investments in associates and impairment loss (recovery) from loans

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022
27

receivable; change in fair value of contingent consideration; change in fair value of derivative liabilities and other financial assets; expenditures incurred in connection with research and development activities (net of depreciation); unrealized gain on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions (recoveries) and net realizable value adjustments related to inventory and biological assets; Government subsidies and insurance recoveries; legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; and share issuance costs. Management believes that Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss). During Fiscal 2022, management changed the calculation of Adjusted EBITDA to include ERP implementation costs, transaction costs and the fair value component of inventories sold from acquisitions. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 28

Adjusted EBITDA (Non-IFRS Measure)

Adjusted EBITDA Reconciliation	Q1-F22	Q2-F22	Q3-F22	Q4-F22	Q1-F23	Q2-F23	Q3-F23	Q4-F23	Fiscal 2023
Net (loss) income as reported	$ (1,305)	$ (4,047)	$ (2,787)	$ (6,144)	$ 5,329	$ (7,488)	$(213,451)	$(32,991)	$(248,601)
Add/(deduct):									
Financing costs, net of investment income	(243)	(217)	(234)	(364)	(815)	(1,051)	(903)	(923)	(3,692)
Income tax expense (recovery)	—	(97)	308	(299)	(232)	1	(1,302)	(2,279)	(3,812)
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)	6,378	11,024	6,515	7,570	7,183	6,867	6,975	5,581	26,606
Normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges	—	—	—	—	—	—	—	3,037	3,037
Impairment of intangible assets and goodwill	—	—	—	—	—	—	37,905	6,951	44,856
Impairment of property, plant and equipment	—	2,000	—	2,245	—	—	153,337	11,918	165,255
Share of loss (gain) from investments in associates and impairment loss (recovery) from loan receivable	394	499	193	528	406	296	287	(51)	938
Change in fair value of contingent consideration	(182)	666	(3,422)	317	18	(24)	(2,892)	(466)	(3,364)
Realized fair value on inventories sold and other inventory charges	12,313	5,314	7,386	10,191	12,528	14,170	13,588	15,901	56,187
Unrealized gain on changes in fair value of biological assets	(10,469)	(7,502)	(6,353)	(15,677)	(24,714)	(14,121)	(8,395)	(21,751)	(68,981)
Share-based compensation (per statement of cash flows)	680	877	761	2,809	1,852	1,342	1,325	1,208	5,727
Government subsidies and insurance recoveries	—	—	(335)	—	—	—	—	(407)	(407)
Legal provisions (recovery)	—	—	(310)	—	—	(75)	—	—	(75)
Share issuance costs and change in fair value of derivative liabilities and other financial assets	(12,698)	(10,633)	(5,904)	(3,415)	(1,030)	(2,433)	(1,322)	413	(4,372)
Incremental fair value component on inventories sold from acquisitions	—	663	700	—	—	—	—	—	—
ERP implementation costs	—	—	1,410	1,793	1,334	1,377	2,561	2,415	7,687
Transaction costs	—	1,148	1,424	(188)	318	27	538	580	1,463
Provisions (recoveries) and net realizable value adjustments related to inventory and biological assets	2,312	711	(77)	1,600	1,129	3,521	5,578	4,784	15,012
Adjusted EBITDA as Previously Reported	$ (2,820)	$ 406	$ (725)	$ 966	$ 3,306	$ 2,409	$ (6,171)	$ (6,080)	$ (6,536)
Add/(Deduct): Research and development expenditures, net of depreciation	933	1,150	1,308	2,266	2,271	3,239	3,257	3,720	12,487
Adjusted EBITDA (Revised)	$ (1,887)	$ 1,556	$ 583	$ 3,232	$ 5,577	$ 5,648	$ (2,914)	(2,360)	5,951
Divided by: net revenue	30,378	31,836	38,115	45,480	43,321	39,493	32,785	46,040	161,639
Adjusted EBITDA Margin % (Revised) (Non-IFRS Measure)	(6)%	5 %	2 %	7 %	13 %	14 %	(9)%	(5)%	4 %

The Q2 Fiscal 2022 Adjusted EBITDA was a positive $1.6 million which was a $3.4 million increase from the Q1 Fiscal 2022 and was as a result of increased revenues and reductions to the cost of production. The Q3 Fiscal 2022 Adjusted EBITDA was $1.0 million less than the Q2 Fiscal 2022 as a result of the impact from a delayed international shipment. In Q4 Fiscal 2022, the Company achieved Adjusted EBITDA of $3.2 million due to completion of the international shipment scheduled for Q3 Fiscal 2022 and record-high recreational revenues during the quarter.

Due to the higher adjusted gross margin, resulting from lower cultivation and post-harvest costs, Adjusted EBITDA in Q1 Fiscal 2023 increased to $5.6 million, which was the highest that the Company had reported in the preceding eight quarters. The Company continued its track record of Adjusted EBITDA growth with $5.6 million reported in Q2 Fiscal 2023. During Q3 Fiscal 2023, due to lower international sales, continued price concession in adult-use recreational market, low flower yields that increased the cost of cultivation which lowered the margin on flower sales, and higher SG&A costs, the Company's Adjusted EBITDA decreased to a loss of $2.9 million. In Q4 Fiscal 2023, the Company continued to experience price compression in the adult-use recreational market and had lower international sales which together resulted in a decrease in Adjusted EBITDA to a loss of $2.4 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022
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BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES

The following represents selected balance sheet highlights of the Company at the end Fiscal 2023 and Fiscal 2022:

	SEPTEMBER 30, 2023		AUGUST 31, 2022		% CHANGE
Cash & short-term investments	$	33,864	$	98,607	(66)%
Inventories	$	63,598	$	50,314	26 %
Working capital	$	133,545	$	166,338	(20)%
Total assets	$	298,455	$	577,107	(48)%
Total current and long-term debt	$	155	$	235	(34)%
Non-current financial liabilities[1]	$	3,630	$	2,361	54 %
Total shareholders' equity	$	271,623	$	508,058	(47)%

Note 1: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

On September 30, 2023, the Company had unrestricted cash and short-term investments balance of $33,864 compared to $98,607 at August 31, 2022. The decrease is primarily a result of cash used in operating activities of $38,778, capital expenditures of $29,142 and investments of $10,470 (including transaction costs) in Greentank and Phylos.

The Company completed its Phase 4C expansion in Q4 Fiscal 2022 and that has significantly increased the production capacity enabling the Company to better meet the increased consumer demand for its products. The Company began harvesting from the Phase 4C grow rooms and this has resulted in an increase in inventory on September 30, 2023. In addition, throughout Q4 Fiscal 2023, Organigram completed its expansion at its Lac-Supérieur Facility and completed its first harvest from the expansion in December 2023.

Management believes its capital position is healthy and that there is sufficient liquidity available for the near to medium term. In the event that the Company is unable to finance any new acquisitions from cash on hand, or the $124.6 million follow-on investment from BAT, it could, if necessary and subject to prevailing market conditions, obtain liquidity through the capital markets as the Common Shares are listed for trading on both the NASDAQ and TSX and there is broad analyst coverage amongst sell-side brokerages. The Company filed a base shelf prospectus and form F-10 registration statement in September 2023.

The Company generated positive cash flows from operating activities during Q1 Fiscal 2023, which was achieved primarily due to positive Adjusted EBITDA and a reduction to receivables. In Q2 Fiscal 2023, due to an increase in net working capital assets, primarily from an increase to receivables and inventories combined with a reduction to payables, the Company used cash in operating activities. In Q3 and Q4, Fiscal 2023, Adjusted EBITDA decreased to a loss of $2.9 million and $2.4 million, respectively, and the Company used cash in operating activities. While the Company expects to return to positive Adjusted EBITDA, periods when the Company achieves significant increases to sales will result in increase in the working capital needs and may negatively impact cash flows from operating activities. In Fiscal 2023, the Company completed its budgeted $29 million cash capex programs at its three facilities. These spends related to the completion of the expansion at the Lac-Supérieur Facility and included automation and enhancements investments at the Winnipeg Facility and Moncton Campus. The completion of these capex spends will contribute to the Company's ability to achieve FCF.

The following highlights the Company's cash flows during the four months and thirteen months ended September 30, 2023 and the three months and year ended August 31, 2022:

	Q4-F23		Q4-F22		Fiscal 2023		Fiscal 2022	
Cash provided (used) by:								
Operating activities	$	(17,017)	$	(19,695)	$	(38,778)	$	(36,211)
Financing activities		(244)		(161)		(817)		5,328
Investing activities		(1,590)		(38,965)		4,944		44,033
Cash provided (used)	$	(18,851)	$	(58,821)	$	(34,651)	$	13,150
Cash position								
Beginning of period		52,715		127,336		68,515		55,365
End of period	$	33,864	$	68,515	$	33,864	$	68,515
Short-term investments		—		30,092		—		30,092
Cash and short-term investments	$	33,864	$	98,607	$	33,864	$	98,607

Cash used in operating activities for the four months and thirteen months ended September 30, 2023 was $17,017 and $38,778, respectively, compared to cash used in operating activities of $19,695 and $36,211 in the comparable periods, respectively. The increase to cash used in operating activities is primarily due higher ERP implementation expense in the current period.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022
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Cash used by financing activities for the four months and thirteen months ended September 30, 2023 was $244 and $817, respectively. In comparison, for the three months and the year ended August 31, 2022, cash (used) provided by financing activities was $(161) and $5,328, respectively, which was primarily driven by the $6,348 in net equity proceeds from the issuance of common shares to BAT as they exercised their Top-up Rights.

Cash (used) provided by investing activities for the four months and thirteen months ended September 30, 2023 was $(1,590) and $4,944, respectively, compared to cash (used) provided by investing activities of $(38,965) and $44,033 in the comparable periods, respectively. The decrease in cash (used) provided is primarily due to lower capital assets and short-term investments purchases and proceeds from short-term investments.

OFF BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements during the four months and thirteen months ended September 30, 2023.

RELATED PARTY TRANSACTIONS

MANAGEMENT AND BOARD COMPENSATION

Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company's executive management team and Board of Directors. The transactions are conducted at arm's length and in the normal course of operations.

For the four months and thirteen months ended September 30, 2023 and the three months and year ended August 31, 2022, the Company's expenses included the following management and Board of Directors compensation:

	Q4-F23	Q4-F22	Fiscal 2023	Fiscal 2022
Salaries and consulting fees	$ 650	$ 1,067	$ 4,737	$ 3,891
Share-based compensation	724	1,365	3,525	3,713
Total key management compensation	$ 1,374	$ 2,432	$ 8,262	$ 7,604

During the four months and thirteen months ended September 30, 2023, 6,250 and 206,250 stock options (August 31, 2022 – 696,750 and 821,750) were granted to key management personnel with an aggregate fair value of $34 and $665, respectively (August 31, 2022 – $2,509 and $3,407). In addition, during the four months and thirteen months ended September 30, 2023, nil and 285,191 RSUs, (August 31, 2022 – nil and 95,093), were granted to key management personnel with an aggregate fair value of $nil and $1,325, respectively (August 31, 2022 – $nil and $1,022). For the four months and thirteen months ended September 30, 2023, nil and 136,920 PSUs, (August 31, 2022 – nil and 39,742) were issued to key management personnel with an aggregate fair value of $nil and $305, respectively (August 31, 2022 – $nil and $167).

SIGNIFICANT TRANSACTIONS WITH ASSOCIATES AND JOINT OPERATIONS

The Company has transactions with related parties, as defined in IAS 24 *Related Party Disclosures*, all of which are undertaken in the normal course of business.

For the four months and thirteen months ended September 30, 2023, under the PDC Agreement, BAT incurred $635 and $3,134 (August 31, 2022 - $592 and $2,404) for direct expenses and the Company incurred $3,764 and $10,638 (August 31, 2022 - $2,288 and $6,818) of direct expenses and capital expenditures of $462 and $1,768 (August 31, 2022 - $1,172 and $3,548) related to the CoE, respectively. The Company recorded $2,001 and $6,886 (August 31, 2022 - $854 and $2,837) of these expenditures in the consolidated statement of operations and comprehensive loss. For the four months and thirteen months ended September 30, 2023, the Company recorded $231 and $884 (August 31, 2022 - $586 and $1,774) of capital expenditures in the consolidated statement of financial position.

During the four months and thirteen months ended September 30, 2023, BAT exercised nil and nil Top-up Rights. At September 30, 2023, there is a receivable balance of $167 (August 31, 2022 - payable of $2,444) from BAT.

FAIR VALUE MEASUREMENTS

(i) Financial Instruments

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022
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The three levels of the fair value hierarchy are described as follows: • Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date; • Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and • Level 3 inputs are unobservable inputs for the asset or liability. The fair values of cash, short-term investments and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $155. The fair value of the investment in Weekend Holdings is primarily based on Level 3 unobservable inputs and is determined using a market-based approach, based on revenue multiples for comparable companies. In determining the impairment loss, the FVLCD of property, plant and equipment was determined based on a third-party appraisal using market and replacement cost approaches. Consideration is given to information from historical data and industry standards which constitute both observable and unobservable inputs (level 2 and level 3). The fair value of the Secured Convertible Loan advanced to Phylos was determined using the Cox-Ross-Rubinstein binomial lattice option pricing model and has been classified as level 3 in the fair value hierarchy. The fair value of the Secured Convertible Loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US $4.75 million over two tranches was based on certain assumptions, including the probability of Phylos meeting certain required milestones. Please refer to the "November 2023" Phylos update in "Key Developments During the Quarter and Subsequent to September 30, 2023". The fair value of the Laurentian contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company’s expectations of Laurentian achieving its business objectives. The key assumptions used in the model are the expected future sales volumes and selling prices used in determining Laurentian's future EBITDA and the weighted average cost of capital ("WACC"). At September 30, 2023, the fair value of the Laurentian contingent share consideration was revalued to $49. A sensitivity analysis for changes in key inputs such as WACC was not presented as it was deemed that the impact of reasonable changes in inputs would not be significant. The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such Warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares. The fair value of the Top-up Rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility in the price of Common Shares. During the year, there were no transfers of amounts between Levels 1, 2 and 3. Derivative Warrant Liabilities At initial recognition on November 12, 2020, the Company recorded derivative liabilities of $12,894 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Issue costs were $4,305, of which $803 were allocated to the derivative liabilities based on a pro-rata allocation and expensed in the consolidated statement of operations and comprehensive loss and the balance of $3,502 was allocated to the Common Shares and recorded in share capital. There were no exercises of Warrants during the thirteen months ended September 30, 2023 (August 31, 2022 - nil warrants). During the thirteen months ended September 30, 2023, the Company revalued the remaining derivative liabilities and recorded a decrease in the estimated fair value of $4,138 (August 31, 2022 - a decrease $30,881). MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 32

The Company's derivative liabilities included the following balances and changes in the carrying value of Warrants as of September 30, 2023:

	NUMBER OF WARRANTS	AMOUNT
Balance - August 31, 2022	4,235,913	$ 4,138
Revaluation of Warrants	—	(4,138)
Balance - September 30, 2023	4,235,913	—

The Warrants outstanding as at September 30, 2023, as referenced above, have expired in November 2023. See "Other (Income) Expenses - Derivative Warrant Liabilities" in this MD&A for further information.

The following inputs were used to estimate the fair value of the Warrants at September 30, 2023 and August 31, 2022:

	SEPTEMBER 30, 2023	AUGUST 31, 2022
Risk free interest rate	4.83 %	3.64 %
Life of Warrants (years)	0.12	1.20
Market price of Common Shares	1.76	1.42
Expected future volatility of Common Shares	91.00 %	77.30 %
Fair value per Warrant	—	0.24

A sensitivity analysis for change in expected future volatility in the common share price of the Company was not presented as it was deemed that the impact of reasonable changes in this input would not be significant.

Top-up Rights

On March 10, 2021, through the strategic investment from BAT, the Company issued 14,584,098 Common Shares, resulting in BAT's beneficial ownership in the Company of approximately 19.9%.

Pursuant to the IRA, the Company granted BAT certain Top-up Rights to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (i.e. Exempt Distributions) and in specified circumstances where pre-emptive rights were not exercised (i.e. bought deal Distributions).

The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to applicable securities laws, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability, and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

As at September 30, 2023, the Company revalued the Top-up Rights at an estimated fair value of $130 (August 31, 2022 – $735). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the thirteen months ended September 30, 2023 of $605 (August 31, 2022 - $1,769).

The following inputs were used to estimate the fair value of the Top-up Rights at September 30, 2023, and August 31, 2022:

	SEPTEMBER 30, 2023			
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price[1]	$1.20 - $45.08	$2.50	$—	$—
Risk free interest rate	4.11% - 4.54%	3.59%	3.65%	3.78%
Expected future volatility of Common Shares	70.00% - 90.00%	90.00%	85.00%	85.00%
Expected life[1]	1.34 - 5.12	0.12	5.92	5.18
Forfeiture rate	10%	—%	25%	6%

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022
33

	August 31, 2022			
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price[(1)]	$2.40 - $38.12	$10.00	—	—
Risk free interest rate	3.15% - 3.71%	3.75%	3.16%	3.13%
Expected future volatility of Common Shares	70.00% - 95.00%	70.00%	90.00%	85.00%
Expected life[(1)]	1.34 - 5.12	1.20	4.91	5.47
Forfeiture rate	10%	—%	25%	6%

[(1)]Exercise price and expected life for stock options were determined using the range of exercise prices disclosed in Note 15(iv) in the Financial Statements

(ii) Biological Assets

The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as at September 30, 2023 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, August 31, 2022	$ 8,753	$ 9,215	$ 17,968
Unrealized gain on change in fair value of biological assets	—	68,981	68,981
Production costs capitalized	52,502	—	52,502
Transfer to inventory upon harvest	(54,310)	(67,786)	(122,096)
Carrying amount, September 30, 2023	$ 6,945	$ 10,410	$ 17,355

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 within the fair value hierarchy (see Note 20 of the Financial Statements), are used in determining the fair value of biological assets:

i. average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii. expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;

iii. wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv. post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and

v. stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of September 30, 2023, it is expected that the Company's biological assets will yield 26,917 kg (August 31, 2022 – 27,405 kg) of cannabis when eventually harvested. The Company's estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022
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Management believes the most significant unobservable inputs and their impact on fair value are as follows: SIGNIFICANT INPUTS & WEIGHTED AVERAGE INPUT EFFECT ON FAIR VALUE ASSUMPTIONS SEPTEMBER 30, 2023 AUGUST 31, 2022 SENSITIVITY SEPTEMBER 30, 2023 AUGUST 31, 2022 Average selling price per gram $ 1.52 $ 1.49 Increase or decrease by 10% per gram $ 1,690 $ 1,766 Expected average yield per plant 173 grams 132 grams Increase or decrease by 10 grams $ 978 $ 1,339 The expected average yield per plant at September 30, 2023 primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol (“CBD”) dominant strains where trim is also harvested for extraction). OUTSTANDING SHARE DATA (i) Outstanding Shares, Warrants and Options and Other Securities The following table sets out the number of Common Shares, options, warrants, Top-up Rights, RSUs and PSUs outstanding of the Company as at September 30, 2023 and December 15, 2023: SEPTEMBER 30, DECEMBER 15, 2023 Common shares issued and outstanding 81,161,630 81,161,630 Options 2,829,676 2,796,353 Warrants 4,235,913 — Top-up rights 2,035,448 976,677 Restricted share units 881,149 881,149 Performance share units 260,713 260,713 Total fully diluted shares 91,404,529 86,076,522 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. The following are the estimates and judgments made by management in applying the accounting policies of the Company that have the most significant effect on the Financial Statements: 1. Biological assets and inventories Determination of the fair value of biological assets requires management to make a number of estimates, including estimating the average selling price per gram and expected average yield per plant. The Company records obsolete and unsaleable inventories at the lower of cost and net realizable value. Adjustments to the carrying value of inventories are based on obsolescence trends, historical experience, forecast demand and average selling price for obsolete and unsaleable inventories. Refer to Notes 6 and 7 to the Financial Statements for further information. 2. Useful lives and impairment of property, plant and equipment and finite-life intangible assets Amortization of property, plant and equipment and finite life intangibles assets requires estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts, taking into consideration factors such as economic and market conditions. 3. Share-based payments In determining the fair value of options and related costs, management estimates the expected life of the option, the expected volatility of the Company’s share price, the risk-free interest rate, and the rate of forfeitures. Refer to Note 15 to the Financial Statements for further information. 4. Provision for returns and price adjustments Government customers typically have the right to return products, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. The estimation of potential future MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 35

returns and pricing adjustments includes the use of management estimates and assumptions that may not be certain given the evolving nature of the industry. 5. Impairment of non-financial assets For the purpose of impairment testing, the Company monitors and tests goodwill at the group of cash-generating unit ("CGU") level to which the goodwill has been allocated. The recoverable amount of an individual CGU and group of CGUs is determined based on value in use which involves the use of a discounted cash flow model and significant assumptions which include forecasted cash flows, terminal growth rate and post-tax discount rates. In allocating any impairment loss, the Company determines the recoverable amounts of its property, plant and equipment. The recoverable amount of property and plant is determined based on fair value less costs of disposal and involves the use of capitalization rates, market rentals, market transactions and demolition costs. The recoverable amount of equipment is determined based on fair value less costs of disposal and involves the use of replacement cost assumptions. The Company determined there were indicators of impairment on individual CGUs and the group of CGUs at May 31, 2023, and in addition to performing the annual impairment test, as at September 30, 2023. The Company identified indicators of impairment at each date, which resulted in impairment loss being recognized at each of these period ends. 6. Derivative liabilities Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Black-Scholes option pricing model to estimate the fair value of such warrants at inception, on each exercise, and subsequently at the period end date. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares. The potential Common Share issuances in regards to top-up rights are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Monte Carlo pricing model to estimate the fair value of such top-up rights at inception, on each exercise, and subsequently at year end. The key assumption used in the model is the expected future volatility of the price of the Company's Common Shares. The impact of changes in these key assumptions is described in Note 14 of the Financial Statements. 7. Business combinations Management performs a valuation analysis to allocate the purchase price based on the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Determining the fair value of identifiable assets acquired and liabilities assumed on the acquisition date and contingent share consideration requires the use of judgment and estimates. With respect to the acquisitions, the significant assumptions related to estimating the fair value of the acquired licenses, brands and non-compete agreement, include: the royalty rate, forecasted revenues, forecasted cash flows, gross margin, and estimating time to market with or without key management. Management also exercises judgment in estimating the probability and timing of when earnout milestones are expected to be achieved, which is used for estimating fair values. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied. 8. Recognition and measurement of Secured Convertible Loan In determining the initial and subsequent recognition and measurement of the Secured Convertible Loan (as defined herein), management has applied significant judgment and estimations in regards to identifying and accounting for a derivative. The Company uses the Cox-Ross-Rubinstein binomial lattice option pricing model to estimate the fair value of Secured Convertible Loan. The key assumptions used in the model are the likelihood and timing of the federal legalization or decriminalization of cannabis in the United States, completion of certain milestones by the borrower and the expected conversion price. Refer to Note 10 and 20 to the Financial Statements for further information. Accounting standards issued but not yet effective The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company's consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations when they become effective. Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture The amendments to IFRS 10 and IAS 28 apply to situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, under IFRS 10, when an investor loses control of a subsidiary that does not contain a business as a result of a transaction involving an associate or a joint venture that is accounted for using the equity method, the gain or loss resulting from the transaction is recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. The full gain or loss continues to be recognized if the subsidiary contains a business. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 36

Similarly, IAS 28 is amended such that a full gain or loss is recognized when a downstream transaction involves assets that constitute a business. These amendments shall be applied prospectively to the sale or contribution of assets occurring after the effective date. The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted. These amendments are not expected to have a material impact on the Company's consolidated financial statements. Amendments to IAS 1: Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants The amendments to IAS 1 clarify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. These amendments also clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company is currently evaluating the potential impact of these amendments on the Company's consolidated financial statements. Amendments to IAS 8: Definition of Accounting Estimates These amendments introduce the definition of an accounting estimate and include other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty." The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted. These amendments are not expected to have a material impact on the Company's consolidated financial statements. Amendments to IAS 1: Disclosure of Accounting Policies These amendments are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments require entities to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity's financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively. Earlier application is permitted. These amendments are not expected to have a material impact on the Company's consolidated financial statements. Amendments IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction The amendments narrow the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted. The Company is currently evaluating the potential impact of these amendments on the Company's consolidated financial statements. PRODUCT DEVELOPMENT COLLABORATION On March 10, 2021, in conjunction with the strategic investment received as described herein, the Company and BAT entered into the "PDC Agreement" pursuant to which the CoE was established to focus on developing the next generation of cannabis products with an initial focus on CBD. The CoE is located at the Company’s indoor Moncton Campus, which holds the Health Canada licenses required to conduct research and product development activities with cannabis products. Both companies are contributing scientists, researchers, and product developers to the CoE, which is governed and supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both Organigram and BAT have access to certain of each other’s IP and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement. Pursuant to the terms of the PDC Agreement, $31,109 of BAT's original investment in Organigram was reserved as restricted funds in order to satisfy certain of the Company’s future obligations under the PDC Agreement, including the Company’s portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT. Balances are transferred from restricted funds to the Company's general operating account as CoE related expenditures are periodically reconciled and approved. The balance in restricted funds as at September 30, 2023 is $17,893 (August 31, 2022 - $26,820). The CoE is accounted for as a joint operation, in which the Company and BAT contribute 50%. The Company recognized its share of the expenses incurred by the CoE in the statement of operations and comprehensive loss. For the thirteen months ended MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 37

September 30, 2023, $6,886 (August 31, 2022 - $2,837) of expenses have been recorded in the statement of operations and comprehensive loss. ACQUISITION OF SUBSIDIARIES i. Laurentian Organic Inc. On December 21, 2021, the Company acquired 100% of the shares and voting interests of the non-listed Laurentian for $36,000, consisting of $10,000 in cash consideration, $7,000 on closing and $3,000 held back, with the remaining $26,000 in share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration based on Laurentian's future Adjusted EBITDA over a period of two years. Taking control of Laurentian has enabled the Company to penetrate a new product category and has provided the Company with access to Laurentian's expertise in the hash manufacturing space. The acquisition also provided the Company with an increased share of the craft flower and hash market. Equity Instruments Issued The fair value of the 2,724,111 Common Shares issued was $27,568, based on the TSX listed share price of $10.12 per share of the Company on closing of December 21, 2021. The number of Common Shares issued was calculated by dividing the total share consideration of $26,000, per the share purchase agreement, by the 5-day volume-weighted average TSX listed share price of the Company preceding the closing date of $9.56 Contingent Share Consideration The acquisition included contingent share consideration as follows (all capitalized terms used below not otherwise defined herein have the respective meanings ascribed to them in the Company’s agreement to acquire Laurentian): a) First Year Earnout calculated for the period January 1, 2022 to December 31, 2022, as the greater of (i) zero and (ii) the difference obtained when the sum of $2,000 and 50% of the agreed capital expenditures is subtracted from 30% of the First Year adjusted EBITDA Multiple, payable in Common Shares, provided that, the sum of the Initial Consideration and the First Year Earnout Amount shall not exceed the First Year adjusted EBITDA Multiple; and b) Second Year Earnout calculated for the period January 1, 2023 to December 31, 2023, as 19% of the Second Year adjusted EBITDA Multiple less the remaining balance of the agreed capital expenditures less, payable in Common Shares, provided that, the sum of the Initial Consideration, the First Year Earnout Amount and the Second Year Earnout Amount shall not exceed the Second Year EBITDA Multiple. Earnout payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $6,996. As at September 30, 2023, the contingent share consideration has been adjusted to $49, to reflect changes in estimates. Refer to Note 27 to the Financial Statements for further information. ii. The Edibles and Infusions Corporation On April 6, 2021, the Company acquired 100% of the shares and voting interests of EIC, including intermediate holding companies SUHM Investments Inc. and Quality Confections Corporation who collectively owned 100% of EIC, for $22,000 of share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration of $13,000 if EIC achieves various milestones. On August 26, 2021, SUHM Investments Inc, Quality Confections Corporation and EIC amalgamated with the continuing entity being EIC. The fair value of the Common Shares issued was based on the TSX listed share price of the Company on closing of April 5, 2021 of $17.44 per share. The Company incurred acquisition-related costs of $620 on legal fees and due diligence costs. Of these costs $555 had been included in the consolidated statement of operations and comprehensive loss for the year ended August 31, 2021 and $65 were capitalized to share issuance costs. Contingent share consideration The acquisition included contingent share consideration based on various milestones as follows: a) $3,500 to be paid in Common Shares upon the first listing of EIC or Organigram branded product (which was manufactured at the EIC facility) prior to December 31, 2021 in either the Ontario or Alberta recreational market. This was achieved prior to August 31, 2021 and settled subsequently on September 8, 2021; b) $7,000 to be paid in Common Shares on the generation of $15 million in net revenue during the 12 months ended December 31, 2022; and c) $2,500 to be paid in Common Shares on the generation of $7 million in adjusted EBITDA for the 12 months ended December 31, 2022. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 38

Milestone payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $5,249. During the year ended August 31, 2021, the contingent consideration was adjusted to $9,038 to reflect changes in estimates. During the year ended August 31, 2022, the first milestone was met and the Company issued 259,798 Common Shares as consideration to the former shareholders of EIC. As at August 31, 2022, the remaining contingent consideration was adjusted to $7,000. During the thirteen months ended September 30, 2023, EIC met the second milestone and the Company issued 2,621,370 Common Shares as consideration to the former shareholders of EIC, for a total value of $6,500. The remaining $500 has been irrevocably disclaimed and waived as part of a negotiated settlement and the Company recorded it as a change in fair value of contingent share consideration during the thirteen months ended September 30, 2023. The third milestone, calculated based on the adjusted EBITDA for the 12 months ended December 31, 2022, was not met. Refer to Note 27 to the Financial Statements for further information. iii. Goodwill Impairment Test During Q4 Fiscal 2023, the Company performed its annual goodwill impairment test and concluded that the recoverable amount of its group of CGUs was lower than the carrying value as at September 30, 2023, hence, impairment loss of $6,951 was recognized. See Note 9 of the Consolidated Financial Statements for further information. CONTINGENT LIABILITIES The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period. Nova Scotia Claim On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the “NS Claim”) was filed with the Supreme Court of Nova Scotia (the “NS Court”) seeking to represent a class who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. Between 2017 and 2021, various proceedings took place and the NS Claim was amended several times. On April 26, 2022, the Company entered into a Settlement Agreement (the "Settlement") with the representative plaintiff on behalf of the class for an aggregate of $2,310 (the "Settlement Amount"). The Settlement Amount was used to provide claimants a refund of the amounts paid to purchase the voluntarily recalled product, less any refunds they have already received, as well as the payment of legal fees. The Company reported the NS Claim to its insurance provider which appointed counsel to defend the NS Claim. The Company received insurance proceeds of $532 during the year ended August 31, 2022 to cover all remaining costs associated with the NS Claim. On August 31, 2022, the Settlement was approved by the NS Court. Settlement funds of $2,310 were deposited by Organigram with the administrator in October 2022 in accordance with the Settlement Agreement. The administrator disbursed funds to the claimants during the period from October 2022 to October 2023. On October 31, 2023, the Company received notice from the administrator that the disbursement process had been completed, with any unclaimed funds being donated to charity as per the Settlement Agreement. Alberta Claim On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit (the "Alberta Claim") was filed with the Court of Queen’s Bench in Alberta (the “AB Court”) seeking damages against several Canadian cannabis companies including the Company (the "Defendants"). The Alberta Claim does not particularize all of the claims against the companies; however, it makes allegations with respect to the content of THC and CBD in the companies’ products. In order to proceed as a class action, the AB Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision for the Alberta Claim has been recognized as at September 30, 2023 (August 31, 2022 - nil). MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 39

Aa at September 30, 2023, a provision of $90 (August 31, 2022 - $2,560) in regards to claims and other contingencies was included in the consolidated statement of financial position. For the thirteen months ended September 30, 2023, payments of $2,395 (August 31, 2022 - $412) were made and a reversal of the provision of $75 (August 31, 2022 - $222) was recognized. For the thirteen months ended September 30, 2023, the Company also received insurance proceeds of Nil (August 31, 2022 - $532) related to the litigation resulting in a net recovery of $75 (August 31, 2022 - $310) in the consolidated statements of operations and comprehensive loss. DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. The Company engaged KPMG LLP to perform an “integrated audit” which encompassed an opinion on the fairness of presentation of the Company’s annual consolidated financial statements for the thirteen months ended September 30, 2023, as well as an opinion on the effectiveness of the Company’s ICFR. KPMG LLP, the Company’s independent registered public accounting firm, has audited the Company's consolidated financial statements and has issued an adverse report on the effectiveness of ICFR. KPMG LLP‘s audit report on the Company’s ICFR is incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the thirteen months ended September 30, 2023. DISCLOSURE CONTROLS AND PROCEDURES The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DCP was completed as of September 30, 2023 under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) using the criteria set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based upon this evaluation, our CEO and CFO concluded that because of the material weaknesses in our ICFR described below, our DCP were not effective as of such date. INTERNAL CONTROL OVER FINANCIAL REPORTING NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Similarly, Exchange Act Rule 13a-15(c) requires the Company's management, with the participation of the CEO and CFO, to evaluate ICFR as of the end of the fiscal year. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. MATERIAL CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING There has been a change to the Company’s ICFR during the four months ended September 30, 2023 that has materially affected, or is likely to materially affect, the Company’s ICFR. During the four months ended September 30, 2023, the Company substantially progressed its Enterprise Resource Planning (ERP) system implementation with the preparation for launch of the first phase of the ERP beyond the Moncton facility including the implementation of finance and supply chain modules at the Winnipeg and Lac-Supérieur facilities with a launch date of October 1, 2023. Subsequent to the end of Q4 Fiscal 2023, the Company announced the departure of Derrick West, Chief Financial Officer and the appointment of Paolo De Luca as Interim Chief Financial Officer. Risk Assessment Throughout the year the Company worked to and was successful in remediating its material weakness related to risk assessment. The Company undertook the following actions: • We enhanced our understanding of assessed risks; • We formalized and improved risk assessment and monitoring activities with continued regular reporting to those charged with governance at an appropriate frequency including formalizing and streamlining risk assessment programs such as enterprise and fraud risk management programs. During Q4 Fiscal 2023, the Company completed its evaluation of the impact of these actions and concluded that this material weakness related to risk assessment was successfully remediated. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 40

Control Environment With respect to the material weakness related to the control environment during the first nine months of Fiscal 2023, the Company took the following actions: • Bolstered the financial reporting and accounting department’s internal controls and accounting knowledge by hiring new full-time employees including those in more senior roles; • Implemented retention efforts to complement our hiring; • Implemented additional ongoing oversight, training and communication programs for management and personnel to reinforce the Company’s control standards and expectations and clarified individual responsibility for control activities at various levels within the Company. Roles and responsibilities are continually assessed with a view to meeting the needs of the Company’s internal control environment; • Prepared a delegation of authority matrix to enforce desired limits of authority for key transactions, events and commitments, and have revised the matrix to reflect recent organizational changes and have formally communicated these limits of authority to certain relevant personnel throughout the Company. The Company believes these actions will likely remediate the material weakness related to the control environment; however, the Company continues to monitor the effectiveness of these actions and whether more actions are necessary. Turnover in the accounting and financial reporting function during the year meant that there was insufficient time for the Company to conclude on the effectiveness of its actions. Information Process With respect to the material weakness related to the information process during the first nine months of Fiscal 2023 we: • Began to implement an ERP project which is expected to streamline financial data management processes, improved functionality and reduce reliance on manual spreadsheets. The ERP has multiple phases at various stages of development including scoping, design, development and testing. The first phase of the ERP was implemented on March 1, 2023 following the deployment of substantial human and financial resources to this project. This change during the four months ended September 30, 2023 is described above; • We have hired a Chief Information Officer (CIO) and a Director of IT to oversee and enhance the IT department, support the remediation of deficiencies in general IT controls and facilitate the development and implementation of the new ERP system. Under the direction of the CIO and the Director of IT, the Company continued to make progress during the period in remediating certain IT general controls. Control Activities With respect to the material weakness related to control activities, we have hired more senior internal audit specialists and continue to retain external audit specialists to assist management in evaluating internal controls and provide advisory services in designing the remediation plans. MANAGEMENT’S EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s ICFR as defined by NI 52-109 and Rule 13a-15(f) of the Exchange Act as of September 30, 2023, using the criteria set forth by the COSO 2013 Framework. Based on this evaluation, management concluded that the Company's ICFR was not effective as of September 30, 2023, due to material weaknesses in internal control over ICFR that have been previously identified but continue to exist. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weaknesses: • An ineffective control environment due to the lack of fully trained personnel in financial reporting, accounting and IT with assigned responsibility and accountability related to ICFR. • An ineffective information process resulting from ineffective general IT controls, ineffective controls related to complex spreadsheets, and ineffective controls over information from service organizations, resulting in insufficient controls to ensure the relevance, timeliness and quality of information used in control activities. • As a consequence of the above, the Company had ineffective control activities related to the design, implementation and operations of process level and financial statement close controls which had a pervasive impact on the Company's ICFR. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 41

STATUS OF REMEDIATION PLAN The Company was successful in remediating the material weakness related to risk assessment and made progress in remediating other control deficiencies as discussed above under “Material Changes to Internal Control Over Financial Reporting” as at the end of Fiscal 2023. Management, with the assistance of external and internal specialists, has continued reviewing and revising its ICFR. Management remains committed to implementing changes to its ICFR to ensure that the control deficiencies that contributed to the remaining material weaknesses are remediated. The following remedial activities remain in progress as at the date of this MD&A and are expected to continue at least throughout the first half of Fiscal 2024. The controls associated with these remedial activities have not yet been subject to control testing to conclude on the design or operational effectiveness. • As of September 30, 2023, the Company continues to work on the design and implementation of robust internal controls over the ERP system, however this represents a change in the control environment demonstrating the Company's commitment to remediation. • We have been evaluating options to implement a new HRIS system in Fiscal 2024. Any such system is intended to further streamline internal processes, support employee retention efforts and facilitate remediation activities. • We have hired more senior internal audit specialists and continue to retain external audit specialists to assist management in evaluating internal controls and provide advisory services in designing the remediation plans. These specialists will enhance our continuing efforts in Fiscal 2024 to evaluate significant financial reporting processes to identify any new processes that need to be documented, continue to design controls to assess risks related to financial reporting, and re-evaluate the design and operating effectiveness of key controls within those processes. • Under the direction of the CIO and the Director of IT, the Company will continue to remediate certain IT general controls. • We will continue to use senior internal audit specialists and external audit specialists to assist management in evaluating internal controls and provide advisory services in designing the remediation plans. • We will continue to work on implementing controls that are intended to evaluate information from organizations providing services to the Company. • We will continue to streamline our complex spreadsheet models to reduce the risk of errors in mathematical formulas and to improve the ability to verify the logic of complex spreadsheets. Following the substantial improvement and remediation of the material weakness described above, senior management has discussed the remaining material weaknesses with the Audit Committee which will continue to review progress on these remediation activities. While we believe these actions including the ERP system will contribute to the remediation of material weaknesses, we have not yet completed all of the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the remaining material weaknesses, we may need to take additional measures to address the deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified in the process, are fully implemented and operate for a sufficient period of time that they can be concluded to be operating effectively, the remaining material weaknesses described above will not be considered fully remediated. While significant progress has been made toward remediation of the remaining material weaknesses, no assurance can be provided at this time that the actions and remediation efforts will effectively remediate the remaining material weaknesses described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. We do not know the specific timeframe needed to fully remediate the remaining material weaknesses identified above. See “Risk Factors” in this MD&A and the AIF. Management, including the CEO and CFO, does not expect that DCP or ICFR will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 42

RISK FACTORS

The Company's business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to its business that may have affected or may affect its business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under "Risk Factors" in the AIF. For additional risk factors, readers are directed to the Company's AIF, which is (a) available under the Company's issuer profile on SEDAR+ at www.sedarplus.com, and (b) incorporated into and forms part of the Company's annual report on Form-40F filed on EDGAR at www.sec.gov. As a general matter, management of the Company attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and ensuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

(i) Credit Risk

Credit risk arises from deposits with banks, short-term investments, outstanding trade and other receivables, restricted funds and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, outside of the normal course of business, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, restricted funds, other financial assets and accounts receivable and other receivables on the statement of financial position at September 30, 2023 approximates $90,351 (August 31, 2022 - $171,799).

As of September 30, 2023 and August 31, 2022, the Company's aging of trade receivables was as follows:

	SEPTEMBER 30, 2023		AUGUST 31, 2022	
0-60 days	$	22,946	$	42,961
61-120 days		5,845		2,022
Gross trade receivables	$	28,791	$	44,983
Less: Expected credit losses and reserve for product returns and price adjustments		(1,334)		(1,121)
	$	27,457	$	43,862

(ii) Liquidity Risk

The Company's liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at September 30, 2023, the Company had $33,864 (August 31, 2022 – $68,515) of cash and working capital of $133,545 (August 31, 2022 - $166,338). Further, the Company may potentially access equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at September 30, 2023:

	Carrying Amount		Contractual Cash Flows		Less than 1 year		1 to 3 years		3 to 5 years		More than 5 years
Accounts payable and accrued liabilities	$	20,007	$	20,007	$	20,007	$	—	$	—	$	—
Long-term debt		155		161		76		85		—		—
	$	20,162	$	20,168	$	20,083	$	85	$	—	$	—

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company's facilities, the Company is contractually committed to approximately $850 of capital expenditures, mostly related to its Moncton Campus and Laurentian Facility.

(iii) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's exposure to the risk of changes in market interest rates relates primarily to the Company's debt obligations with floating interest rate. The Company has determined that a 1% change in rates would not have a material impact on the consolidated financial statements.

(iv) Concentration risk

The Company's accounts receivable are primarily due from provincial government agencies (three of which, individually, represented more than 10% of the Company's revenues during the thirteen months ended September 30, 2023), corporations

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022
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(none of which represented more than 10% of the Company’s revenues during the period), and legal trusts and, thus, the Company believes that the accounts receivable balance is collectible. (v) Risks related to the listing of Company's Common Shares on TSX and NASDAQ On January 23, 2023, the Company received notification from NASDAQ that it is not in compliance with the minimum bid price requirement in NASDAQ Listing Rule 5450(a)(1) for continued listing on NASDAQ (the "Minimum Bid Requirement"), since the closing bid price for the Company's common shares listed on NASDAQ was below US$1.00 for 30 consecutive trading days. Under NASDAQ Listing Rule 810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until July 24, 2023, to regain compliance with the Minimum Bid Requirement, during which time the Common Shares will continue to trade on NASDAQ. To regain compliance, the closing bid price of the Common Shares must remain at or above US$1.00 per share for a minimum of 10 consecutive business day. In the event the Company does not regain compliance with the Minimum Bid Requirement by July 24, 2023, the Company may be eligible for an additional period of 180 calendar days to regain compliance or may be subject to delisting of the Common Shares from NASDAQ. The Company has effected the Share Consolidation regaining compliance with the Minimum bid Requirement, with legal effect from July 5, 2023. However, there can be no assurance that the Company will remain compliant with the Minimum Bid Requirement or otherwise maintain compliance with any of the other NASDAQ listing requirements. Any delisting of the Common Shares from NASDAQ could adversely affect the Company's ability to attract new investors, reduce the liquidity of the outstanding Common Shares, reduce the Company's ability to raise additional capital, reduce the price at which the Common Shares trades on the TSX, result in, negative publicity and increase the transaction costs inherent in trading such shares with overall negative effects for the Company's stockholders. In addition, delisting of the Common Shares could deter U.S. broker-dealers from making a market in or otherwise seeking or generating interest in the Common Shares and might deter certain institutions or persons from investing in the Company's securities at all. For these reasons and others, delisting of the Common Shares from NASDAQ could adversely affect the Company's business, financial condition and liquidity. (vi) Risks related to the production and sale of the Edison Jolts lozenges On March 13, 2023, the Company announced that it had received notification from Health Canada that Health Canada determined that the Edison Jolts were improperly classified as an "extract" rather than an "edible" under the Cannabis Regulations. The Company launched the Edison Jolts in August 2021 following significant research, development and regulatory work. On August 10, 2023, the Company announced that the Court had granted the Company's application for Judicial Review of the decision of Health Canada. The matter has been remitted back to Health Canada for redetermination taking the court's reasons into consideration. There can be no assurance as to outcome and timing of Health Canada's final redetermination of the matter, or that the Company will be able to continue production and commercialization of this product in the future. (vii) Risks related to third party data The Company relies on independent third party data for market share position and there is no assurance third party data provides an accurate representation of actual sales as some third parties use different methodologies or calculations to estimate market share position, and because market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. The Company also relies on its own market research and internal data to determine the accuracy of such third-party data. (vii) Risks related to international sales The Company currently sells its products in a number of jurisdictions and the sale of the products are subject to a variety of laws that vary by jurisdiction, many of which are unsettled and still developing. There is no assurance that the Company will continue to meet the legal and regulatory requirements applicable to each jurisdiction. Any change in laws or regulations may adversely impact the Company’s ability to sell its products in certain jurisdiction. (ix) Israel-Hamas war and conditions in Israel On October 7, 2023, a war began between the terrorist organization Hamas and Israel. The Company continues to monitor the conflict in Israel and impacts the conflict has had and potential impacts the conflict could have on the Company’s business in Israel, including in respect of its sales to Canndoc and collection of its accounts receivable. The extent to which the conflict may continue to impact the Company’s business and activities will depend on future developments which remain highly uncertain and cannot be predicted. The Company’s commercial insurance may not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there can be no assurance that this government coverage will be maintained or that it will sufficiently cover potential damages incurred by the Company. Any losses or damages incurred by the Company could have a material adverse effect on its business. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 44

Prior to the Hamas attack in October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on the Company’s business and results of operations. (x) Risks relating to IT systems and implementing the new ERP system The Company’s business operations are managed through a variety of IT systems. Certain of the Company’s key IT systems are dated and require, or are in the process of, modernization. The Company’s IT systems may also be vulnerable to damage or interruption from circumstances beyond the Company’s control, including fire, flood, natural disasters, systems failures, network or communications failures, power outages, public health emergencies, security breaches, cyber-attacks and terrorism. If one of the Company’s key IT systems were to suffer a failure, no assurance can be given that the Company’s backup systems or contingency plans will sustain critical aspects of the Company’s operations, and the Company’s business, results of operations or financial condition could be materially adversely affected. Further, the Company relies on large outsourcing contracts for IT services with major third-party service providers, and if such service providers were to fail or the relationships with the Company were to end, and the Company were unable to find suitable replacements in a timely manner, the Company’s business, results of operations or financial condition could be materially adversely affected. The Company is continually modifying and enhancing its IT systems and technologies to increase productivity, efficiency and security. As new systems and technologies are implemented, the Company could experience unanticipated difficulties resulting in unexpected costs and adverse impacts to its financial reporting and manufacturing and other business processes. When implemented, the systems and technologies may not provide the benefits anticipated and could add costs and complications to ongoing operations, which may have a material adverse effect on the Company’s business, results of operations or financial condition. The Company is currently in the midst of implementing a new ERP system, which will replace its existing financial and operating systems. The design and implementation of the ERP system requires an investment of significant personnel and financial resources, including substantial expenditures for outside consultants, system hardware and software in addition to other expenses in connection with the transformation of the Company’s organizational structure and financial and operating processes. The Company may not be able to implement the ERP system successfully without experiencing delays, increased costs and other difficulties, including potential design defects, miscalculations, testing requirements, and the diversion of management’s attention from day-to-day business operations. If it is unable to implement the new ERP system as planned, the effectiveness of the internal control over financial reporting could be adversely affected, the ability to assess those controls adequately and to disseminate its financial documents could be delayed, the Company’s operations can be affected and the Company’s financial condition, results of operations and cash flows could be negatively impacted. (xi) COVID-19 and other infectious disease In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) and resulted in governments worldwide enacting emergency measures to combat its spread. These measures, which included the implementation of travel restrictions, quarantine periods and physical distancing requirements, affected economies and disrupted business operations for the Company and its customers. On May 5, 2023, the World Health Organization ended the global COVID-19 emergency; however, there is ongoing uncertainty regarding new and potential variants and continued global spread. The extent to which COVID-19 may impact the Company’s business, including its operations, market for its securities and its financial condition, will depend on future developments which are highly uncertain and cannot be predicted at this time. The Company will continue to monitor and assess the impact of COVID-19 on its judgments, estimates, accounting policies and amounts recognized in the Financial Statements. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 45

TABLE OF CONTENTS Management’s Responsibility for the Financial Statements 1 Independent Auditor's Reports 2 – 7 Consolidated Statements of Financial Position 8 Consolidated Statements of Operations and Comprehensive Loss 9 Consolidated Statements of Changes in Equity 10 Consolidated Statements of Cash Flows 11 Notes to the Consolidated Financial Statements 12 – 41

December 19, 2023 Management’s Responsibility for the Financial Statements The accompanying consolidated financial statements of Organigram Holdings Inc. (the “Company”) have been prepared by the Company’s management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and contain estimates based on management’s judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safe-guarded and financial information is reliable. The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements and the accompanying management discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board of Directors. It meets with the Company’s management and auditors, and reviews internal controls and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval. (signed) ‘Beena Goldenberg’ (signed) ‘Paolo De Luca’ Chief Executive Officer Chief Financial Officer Toronto, Ontario Toronto, Ontario CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 1

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 2

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 3

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 4

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 5

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 6

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 7

ORGANIGRAM HOLDINGS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2023 and August 31, 2022

(Expressed in CDN $000's except share and per share amounts)

	SEPTEMBER 30, 2023	AUGUST 31, 2022
ASSETS		
Current assets		
Cash	$ 33,864	$ 68,515
Short-term investments (Note 4)	—	30,092
Account and other receivables (Note 5)	30,157	46,372
Biological assets (Note 6)	17,355	17,968
Inventories (Note 7)	63,598	50,314
Prepaid expenses and deposits	11,002	8,362
	155,976	221,623
Restricted funds (Note 26)	17,893	26,820
Property, plant and equipment (Note 8)	99,046	259,819
Intangible assets and goodwill (Note 9)	10,624	56,239
Deferred charges and deposits (Note 8)	613	5,537
Other financial assets (Note 10)	8,437	—
Investments in associates (Note 17)	5,284	6,288
Net investment in sublease	582	781
	$ 298,455	$ 577,107
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 20,007	$ 40,864
Other liabilities (Note 11)	1,062	10,360
Income taxes payable (Note 25)	94	1,421
Provisions (Note 12)	90	2,560
Current portion of long-term debt (Note 13)	76	80
Derivative liabilities (Note 14)	1,102	—
	22,431	55,285
Long-term debt (Note 13)	79	155
Derivative liabilities (Note 14)	771	4,873
Other long-term liabilities (Note 16)	3,551	5,119
Deferred income taxes (Note 25)	—	3,617
	26,832	69,049
SHAREHOLDERS' EQUITY		
Share capital (Note 15)	776,906	769,725
Equity reserves (Note 15)	33,404	28,338
Accumulated other comprehensive loss (Note 10)	(159)	(78)
Accumulated deficit	(538,528)	(289,927)
	271,623	508,058
	$ 298,455	$ 577,107

Subsequent events (Note 29)

On behalf of the Board:
/s/Beena Goldenberg, Director
/s/Peter Amirault, Director

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022

8

ORGANIGRAM HOLDINGS INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS For the thirteen months ended September 30, 2023 and year ended August 31, 2022 (Expressed in CDN $000’s except share and per share amounts) THIRTEEN MONTHS ENDED YEAR ENDED SEPTEMBER 30, 2023 AUGUST 31, 2022 REVENUE Gross revenue (Note 21) $ 233,647 $ 209,109 Excise taxes (72,008) (63,300) Net revenue 161,639 145,809 Cost of sales (Note 7 and Note 22) 136,437 119,037 Gross margin before fair value adjustments 25,202 26,772 Realized fair value on inventories sold and other inventory charges (Note 7) (56,187) (35,204) Unrealized gain on changes in fair value of biological assets (Note 6) 68,981 40,001 Gross margin 37,996 31,569 OPERATING EXPENSES General and administrative (Note 24) 53,030 42,908 Sales and marketing 19,348 16,860 Research and development 13,201 5,962 Share-based compensation (Note 15 (iv)) 5,273 4,745 Impairment of property, plant and equipment (Note 8) 165,255 4,245 Impairment of intangible assets and goodwill (Note 9) 44,856 — Total operating expenses 300,963 74,720 LOSS FROM OPERATIONS (262,967) (43,151) Financing costs 301 429 Investment income (3,993) (1,487) Insurance recoveries (213) (181) Government subsidies (194) (154) Share of loss from investments in associates (Note 17) 1,004 1,364 Impairment (recovery) of loan receivable (66) 250 Loss on disposal of property, plant and equipment 418 6,580 Change in fair value of contingent share consideration (Note 16 (i)) (3,364) (2,621) Change in fair value of derivative liabilities and other financial assets (Note 10 and Note 14) (4,372) (32,650) Legal provision recovery (Note 12 and Note 23) (75) (310) Loss before tax (252,413) (14,371) Income tax expense (recovery) (Note 25) Current, net (195) 400 Deferred, net (3,617) (488) NET LOSS $ (248,601) $ (14,283) OTHER COMPREHENSIVE INCOME (LOSS) Exchange differences and change in fair value of investments at FVTOCI (Note 10) (159) — NET LOSS AND COMPREHENSIVE LOSS $ (248,760) $ (14,283) Net loss per common share, basic (Note 15 (v)) $ (3.058) $ (0.185) Net loss per common share, diluted (Note 15 (v)) $ (3.058) $ (0.184) The accompanying notes are an integral part of these Consolidated Financial Statements. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 9

ORGANIGRAM HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the thirteen months ended September 30, 2023 and year ended August 31, 2022

(Expressed in CDN $000's except share and per share amounts)

	NUMBER OF SHARES[1]	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE LOSS	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
Balance - September 1, 2021	74,696,506	$730,803	$24,724	$(78)	$ (275,644)	$479,805
Shares issued related to business combination, net of issue costs of $12 (Note 15 (iii) and Note 27)	259,798	3,488	—	—	—	3,488
Shares issued related to business combination, net of issue costs of $55 (Note 15 (iii) and Note 27)	2,724,111	27,513	—	—	—	27,513
Share-based compensation (Note 15 (iv))	—	—	5,127	—	—	5,127
Exercise of stock options (Note 15 (iii))	25,200	127	(53)	—	—	74
Exercise of restricted share units (Note 15 (iii))	64,751	1,239	(1,239)	—	—	—
Exercise of performance share units (Note 15 (iii))	18,584	221	(221)	—	—	—
Exercise of top-up rights, net of issue costs of $18 (Note 15 (iii))	664,929	6,334	—	—	—	6,334
Net loss	—	—	—	—	(14,283)	(14,283)
Balance - August 31, 2022	78,453,879	$ 769,725	$ 28,338	$ (78)	$ (289,927)	$ 508,058
Balance - September 1, 2022	78,453,879	$ 769,725	$ 28,338	$ (78)	$ (289,927)	$ 508,058
Shares issued to former shareholders of EIC, net of issue costs of $19 (Note 15 (iii) and Note 27)	2,621,370	6,481	—	—	—	6,481
Share-based compensation (Note 15 (iv))	—	—	5,727	—	—	5,727
Exercise of stock options (Note 15 (iii))	26,300	69	(30)	—	—	39
Exercise of restricted share units (Note 15 (iii))	59,138	621	(621)	—	—	—
Exercise of performance share units (Note 15 (iii))	948	10	(10)	—	—	—
Rounding of fractional shares after share consolidation	(5)	—	—	—	—	—
Net loss	—	—	—	—	(248,601)	(248,601)
Other Comprehensive loss	—	$ —	$ —	$ (81)	$ —	(81)
Balance - September 30, 2023	81,161,630	$ 776,906	$ 33,404	$ (159)	$ (538,528)	$ 271,623

The accompanying notes are an integral part of these Consolidated Financial Statements.

[1] The Company implemented a consolidation of its common shares in July 2023 and the number of common shares have been retrospectively adjusted. Refer to Note 1 for further information.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 10

ORGANIGRAM HOLDINGS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS For the thirteen months ended September 30, 2023 and year ended August 31, 2022 (Expressed in CDN $000’s except share and per share amounts) YEAR ENDED SEPTEMBER 30, 2023 AUGUST 31, 2022 CASH PROVIDED (USED) OPERATING ACTIVITIES Net loss $ (248,601) $ (14,283) Items not affecting operating cash: Share-based compensation (Note 15 (iv)) 5,727 5,127 Depreciation and amortization (Note 8 and Note 9) 26,188 24,907 Loss on disposal of property, plant and equipment and intangibles 418 6,580 Impairment of property, plant and equipment (Note 8) 165,255 4,495 Impairment of intangible assets and goodwill (Note 9) 44,856 — Realized fair value on inventories sold and other inventory charges (Note 7) 56,187 35,204 Unrealized gain on changes in fair value of biological assets (Note 6) (68,981) (40,001) Financing costs 301 429 Investment income (3,993) (1,487) Share of loss from investments in associates (Note 17) 1,004 1,364 Change in fair value of contingent consideration (Note 16 (i)) (3,364) (2,621) Legal provision recovery (Note 12 and Note 23) (75) (310) Change in fair value of derivative liabilities (Note 14) (4,372) (32,650) Income tax expense (recovery) (Note 25) (3,812) (88) Cash used in operating activities before working capital changes (33,262) (13,334) Changes in non-cash working capital: Net change in accounts and other receivables, biological assets, inventories, prepaid expenses and deposits 13,552 (37,656) Net change in accounts payable and accrued liabilities, provisions and other liabilities (19,068) 14,779 Net cash used in operating activities (38,778) (36,211) FINANCING ACTIVITIES Share issue costs (19) (85) Payment of lease liabilities, net of sublease receipts (Note 16 (ii)) (750) (931) Payment of long-term debt (Note 13) (87) (82) Stock options and top-up-rights exercised (Note 15 (iii)) 39 6,426 Net cash (used in) provided by financing activities (817) 5,328 INVESTING ACTIVITIES Purchase of short-term investments (Note 4) (10,000) (15,000) Proceeds from short-term investments (Note 4) 40,476 113,098 Investment income received 3,589 1,487 Investments in associates (Note 17) — (2,624) Advances to restricted funds, net (Note 26) 8,927 4,289 Acquisition of subsidiary (Note 27) — (8,439) Other financial assets (Note 10) (8,647) — Proceeds on sale of property, plant and equipment 1,027 — Purchase of property, plant and equipment (Note 8) (29,142) (48,748) Purchase of intangible assets (Note 9) (1,286) (30) Net cash provided by investing activities 4,944 44,033 (DECREASE) INCREASE IN CASH $ (34,651) $ 13,150 CASH POSITION Beginning of period $ 68,515 $ 55,365 End of period $ 33,864 $ 68,515 The accompanying notes are an integral part of these Consolidated Financial Statements. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 11

ORGANIGRAM HOLDINGS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the thirteen months ended September 30, 2023 and year ended August 31, 2022 (Expressed in CDN $000’s except share and per share amounts) 1. NATURE OF OPERATIONS Organigram Holdings Inc. (the “Company”) is a publicly traded corporation with its common shares (the “Common Shares”) trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI”. The head office of the Company is 1400-145 King Street West, Toronto, Ontario, Canada, M5H 1J8 and the registered office is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3. The Company’s major wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer (“LP” or “Licensed Producer”) of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada); (ii) 10870277 Canada Inc., a special purpose holding company for the Company; (iii) The Edibles and Infusions Corporation (“EIC”), a cannabis processor of confectionary goods; and (iv) Laurentian Organic Inc. ("Laurentian"), an LP specializing in high-quality artisanal craft cannabis and premium hash products. Organigram Inc. was incorporated under the Business Corporations Act (New Brunswick) on March 1, 2013. The Company was incorporated under the Business Corporations Act (British Columbia) on July 5, 2010, and continued under the Canada Business Corporations Act (“CBCA”) on April 6, 2016. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018. EIC was incorporated under the Business Corporations Act (Ontario) on September 20, 2018. Laurentian was incorporated under the CBCA on March 18, 2019. In May 2023, to better align the Company's financial statement reporting requirements with other public companies and calendar quarters, the Company's Board of Directors approved a change in the Company's fiscal year end from August 31 to September 30. The Company's next fiscal year will commence from October 1, 2023 through September 30, 2024 (fiscal 2024). As a result of the change in year end, the current period in these consolidated financial statements is for the thirteen months from September 1, 2022 through September 30, 2023, whereas the comparative period is for the twelve months from September 1, 2021 through August 31, 2022. On June 19, 2023, the Company's Board of Directors approved the consolidation of the Company’s issued and outstanding Common Shares at a consolidation ratio of four (4) pre-consolidation Common Shares for every post-consolidation common share (the “Share Consolidation”). The Share Consolidation was implemented with effect from July 5, 2023 to facilitate compliance with NASDAQ's listing requirements with respect to the minimum bid price for listed securities, reduce volatility, and to enhance the marketability of the Common Shares to institutional investors. In accordance with the International Financial Reporting Standards ("IFRS"), the change has been applied retrospectively and as a result, all disclosures of Common Shares, per Common Share data and data related to stock options, restricted share units ("RSU"), performance share units ("PSU"), warrants and top-up-rights in the accompanying consolidated financial statements and related notes reflect this Share Consolidation for all years presented. 2. BASIS OF PREPARATION i. Statement of compliance These consolidated financial statements have been prepared in accordance with the IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on December 19, 2023. ii. Basis of measurement These consolidated financial statements have been prepared on a historical cost basis except for biological assets, share- based compensation, contingent share consideration, short-term investments, other financial assets and derivative liabilities, which are measured at fair value. Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction. iii. Basis of consolidation These consolidated financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the Company. The results of subsidiaries acquired during the year are consolidated from the date of acquisition. Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method after initial recognition at cost. Joint operations are arrangements in CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 12

which the Company has joint control. The Company includes its proportionate share of the assets acquired and expenses incurred of the joint operation. iv. Foreign currency translation Functional and presentation currency These consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency, except for the Company’s investment in its associate, Alpha-Cannabis Pharma GmbH as described in Note 17, for which the functional currency has been determined to be Euros. Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of operations and comprehensive loss. Foreign operations The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in the consolidated statements of operations and comprehensive loss within other comprehensive (loss) income and are accumulated in accumulated other comprehensive (loss) income. When the Company disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive (loss) income related to the foreign operation are recognized in the consolidated statements of operations and comprehensive loss. If the Company disposes of part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive (loss) income related to the subsidiary is reallocated between controlling and non-controlling interests. 3. SIGNIFICANT ACCOUNTING POLICIES i. Cash Cash is a financial asset that is measured at amortized cost, which approximates fair value and includes cash-on-hand and deposits held with financing institutions. ii. Short-term investments The Company considers short-term investments in the form of guaranteed investment certificates to be an investing activity. These investments are measured at amortized cost. iii. Financial assets Accounts and other receivables are initially recognized when they are originated. All other financial assets are initially recognized when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, financial assets are classified as measured at: amortized cost, fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVTOCI"). Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model. A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: • it is held within a business model whose objective is to hold assets to collect contractual cash flows; and • its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in other comprehensive income ("OCI"). This election is made on an investment-by-investment basis. Financial assets not classified as measured at amortized cost or FVTOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 13

otherwise meets the requirements to be measured at amortized cost or at FVTOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. The Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs. Subsequent to initial measurement, financial assets are measured as follows: • Financial assets at FVTPL: These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in the consolidated statements of operations and comprehensive loss. • Financial assets at amortized costs: These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses, if any. Interest income, foreign exchange gains and losses and impairment are recognized in the consolidated statements of operations. Any gain or loss on derecognition is recognized in the consolidated statements of operations and comprehensive loss. • Debt investments at FVOCI: These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in the consolidated statement of operations. Other net gains and losses are recognized in other comprehensive income (loss). On derecognition, gains and losses accumulated in OCI are reclassified to the consolidated statements of operations and comprehensive loss. • Equity instruments at FVOCI: These assets are subsequently measured at fair value. Dividends are recognized in income in the consolidated statement of operations unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to the consolidated statements of operations and comprehensive loss. iv. Biological assets While the Company’s biological assets are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. This includes the direct cost of labour, seeds and growing materials as well as other indirect costs such as utilities and supplies used in the growing process. Indirect labour cost for individuals involved in the growing and quality control process is also included, as well as depreciation of manufacturing assets. All direct and indirect costs of biological assets are capitalized as they are incurred. Biological assets are measured at their fair value less costs to sell on the consolidated statement of financial position and unrealized fair value gains/losses on growth of biological assets are recorded on the consolidated statements of operations and comprehensive loss. v. Inventories Inventories of finished goods and packaging and supplies are initially valued at cost, and subsequently at the lower of cost and net realizable value on the consolidated statement of financial position. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to sell. The Company reviews inventories for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value. The direct and indirect costs of finished goods inventory initially include the fair value of the biological asset at the time of harvest. They also include subsequent costs such as materials, labour and depreciation expense on equipment involved in packaging, labeling and inspection. All direct and indirect costs related to inventory are capitalized as they are incurred, and they are subsequently recorded within cost of sales on the consolidated statements of operations and comprehensive loss at the time the inventory is sold. vi. Property, plant and equipment Property, plant and equipment are initially recognized at acquisition cost or manufacturing cost, including any costs directly attributable to bringing the assets to the location and condition necessary for asset to be capable of operating in the manner intended by the Company’s management. Property, plant and equipment are subsequently measured at cost, less accumulated depreciation and impairment losses, if any. Depreciation is recognized on a straight-line basis to reduce the cost, less estimated residual value, of depreciable fixed assets. The following useful lives are applied: Buildings 25 years Growing and processing equipment 2-10 years Computer equipment 5 years Vehicles 5 years Furniture and fixtures 10 years Leasehold improvements 5 years Right-of-use assets term of lease Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets, and are recognized as profit or loss within the consolidated statements of operations and comprehensive loss. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 14

Construction in process is transferred to the appropriate asset class when available for use and depreciation of these assets commences at that point. An asset’s residual value, useful life and depreciation method are reviewed each year and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) and depreciated accordingly. vii. Goodwill Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is carried at cost less accumulated impairment losses, if any. The Company monitors goodwill at the group of cash-generating unit (“CGU”) level and accordingly for the purpose of impairment testing, goodwill has been allocated to the group of CGUs. Goodwill is tested annually for impairment at year end, or more frequently when there is an indication that goodwill may be impaired. If the recoverable amount, representing the higher of its fair value less cost to sell and its value in use, of the group of CGUs is less than its carrying amount, any resulting impairment loss is first allocated to goodwill and subsequently to other assets on a pro rata basis, but not below the fair value of the assets, for each CGU. Any goodwill impairment loss is recorded in the consolidated statements of operations and comprehensive loss in the period of impairment. Previously recognized impairment losses for goodwill are not reversed in subsequent periods. viii. Assets held for sale Assets and liabilities held for sale are no longer depreciated and are presented separately in the consolidated statement of financial position at the lower of their carrying amount and fair value less costs to sell. An asset is regarded as held for sale if its carrying amount will be recovered principally through a sale transaction, rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable. ix. Impairment of non-financial assets Goodwill and indefinite life intangible assets are tested annually for impairment during the fourth quarter, or more frequently when there is an indication that goodwill and indefinite life intangible assets may be impaired. Property, plant and equipment and definite life intangible assets are reviewed each reporting period for indicators of impairment. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The Company monitors goodwill at the group of CGUs level and accordingly for the purpose of impairment testing, goodwill has been allocated to the group of CGUs. There may be an indication of an impairment of an individual CGU within a group of CGUs containing the goodwill. In such circumstances, the Company tests the individual CGU for impairment first, and recognizes any impairment loss for that CGU, before testing for impairment of the group of CGUs to which the goodwill is allocated. If the recoverable amount of the individual CGU is less than its carrying amount, any resulting impairment loss is allocated to the assets within the individual CGU on a pro rata basis using the carrying amount of each asset within the individual CGU. If the recoverable amount of the group of CGUs is less than its carrying amount, any resulting impairment loss is first allocated to goodwill and subsequently to other assets on a pro rata basis for each individual CGU. In allocating an impairment loss, the Company does not reduce the carrying amount of an asset or lower level CGUs below its recoverable amount determined based on the higher of fair value less costs of disposal and value in use. Except for goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously. x. Share-based payments The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation cost over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Fair value for options is determined using the Black-Scholes option pricing model and fair value for RSUs and PSUs is determined using the Company’s share price at the grant date. Expected forfeitures are estimated at the date of the grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative cost recognized is reflected in the period the estimate is revised. Cancellations of unvested equity settled share-based payments are accounted for as an acceleration of vesting and any remaining unamortized costs are recognized immediately in profit or loss. For stock options granted to non-employees, the cost is measured at the fair value of the goods and services received except when the fair value cannot be estimated, in which case it is measured at the fair value of the equity instrument granted. Consideration paid by employees or non-employees on the exercise of options is recorded as an increase to share capital and the related share-based payment cost is transferred from equity reserves to share capital. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 15

xi. Investments in associates and joint operations Associates are companies over which the Company has significant influence. Significant influence is presumed when the Company has an ownership interest greater than 20%, unless certain qualitative factors overcome this assumption. Conversely, where the Company has an ownership interest less than 20%, it is presumed that the Company does not have significant influence, unless certain qualitative factors overcome this assumption. In assessing significant influence and the ownership interest, potential voting rights that are currently exercisable are taken into consideration. Investments in associates are accounted for using the equity method and are initially recognized at cost, inclusive of transaction costs. The consolidated financial statements include the Company’s share of the income or loss and equity movement of equity accounted associates. In accordance with IFRS, the associate’s most recent available financial statements are used in the application of the equity method. Where the associate’s reporting period differs from the Company’s, the associate prepares financial information as of the same period end as the Company, unless it is impracticable to do so. Otherwise, the Company will adjust for its share of income and expenses and equity movement based on the associate’s most recently completed financial statements, adjusted for the effects of significant transactions. The Company does not recognize losses exceeding the carrying value of its interest in the associate. The Company recognizes its share of the assets, liabilities, revenue and expenses of joint operations in accordance with the related agreements (Note 26). Investments in associates are considered impaired and impairment losses are recognized if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the net investment (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows from the net investment that can be reliably estimated. In such cases, the carrying value of the associate is written down to its recoverable amount which is the higher of value in use and fair value less costs of disposal. xii. Intangible assets Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, except for off-market supply agreements, where amortization is provided based on the actual output received versus the estimated output forecast to be received over the life of the agreement. Other intangible assets with a definite useful life are amortized over the estimated useful lives which are as follows: License agreements 1-5 years Brands 5 years Non-compete agreements 5 years The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization, but are tested for impairment annually. The Company does not have intangible assets not yet in use or indefinite lived intangible assets. Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Research costs and other related expenditures that are not eligible to be capitalized are recognized as an expense in the consolidated statements of operations and comprehensive loss as incurred. xiii. Provisions Provisions are recognized when the Company has a present legal or constructive obligation based on past events, it is probable that an outflow of economic resources will be required to settle the obligation and the amount can be reasonably estimated. Provisions are measured at the present value of the estimated expenditures expected to settle the obligation, if the effect of the time value of money is material. xiv. Loss per share Basic and diluted loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average number of shares outstanding during the year. When there is net income, diluted loss per share is calculated in a similar manner, but with adjustments to give effect to all dilutive potential common shares outstanding during the year. The dilutive effect of warrants, options, top-up rights, RSUs and PSUs is calculated using the treasury stock method. Anti-dilutive effects of potential conversions of securities are ignored for this calculation. xv. Revenue recognition Revenue from the direct sale of cannabis dried flower and cannabis derivative products for a fixed price is recognized when the Company transfers control of the goods to the customer, which is at point of delivery. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 16

Revenue includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Revenue also includes the net consideration to which the Company expects to be entitled. Revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing. Net revenue is revenue less excise taxes. Excise taxes are effectively a production tax which becomes payable when the product is removed from the Company’s premises and may or may not be directly related to the revenue depending on the province of sale. It is generally not included as a separate item on external invoices; increases in excise tax are not always passed on to the customer and where a customer fails to pay for product received the Company cannot reclaim the excise tax. The Company therefore recognizes excise tax, unless it regards itself as an agent of the regulatory authorities, as a cost and reduction to revenue for the Company. xvi. Derivative liabilities Derivative liabilities are initially recognized at fair value at the date on which the derivative contract was entered into. Any attributable transaction costs are recognized in the consolidated statements of operations and comprehensive loss as incurred. Subsequent to initial recognition, derivative liabilities are measured at fair value at each reporting date until settlement, with the re-measurement gain or loss being recognized immediately in the consolidated statements of operations and comprehensive loss. The Company does not enter into or hold derivative financial instruments for trading or speculative purposes. For more details on derivative liabilities consisting of warrants, top-up rights, and a secured convertible loan, see Note 14. xvii.Income taxes The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the consolidated financial statements. Income tax expense in the consolidated statements of operations and comprehensive loss is the sum of current and deferred tax as explained below. Current tax is the expected income tax payable (recoverable) on the taxable income (loss) for the year, using tax rates enacted, or substantively enacted, as at the end of the reporting year. Current tax expense (recovery) included in the consolidated statements of operations and comprehensive loss reflects the current tax for the reporting year, plus adjustments to the current tax of prior years, less current tax recorded directly in other comprehensive income (loss) or equity. Deferred taxes are accounted for under the liability method and are the taxes expected to be payable or recoverable on the temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences and unused tax losses and tax credits can be utilized. Deferred tax is calculated on a non-discounted basis, using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The carrying amounts of individual deferred tax assets are reviewed at the end of each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used. Deferred tax is not recognized for: i) temporary differences related to the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; ii) differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future; and, iii) differences arising on the initial recognition of goodwill. xviii. Borrowing costs Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time that the assets are substantially ready for their intended use or sale. Other borrowing costs are expensed in the period in which they are incurred and reported in finance costs. No borrowing costs were capitalized during the years presented. xviii. Business combinations The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 17

minimum, an input and substantive process and whether the acquired set of assets and activities has the ability to produce outputs. The Company has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable assets acquired and liabilities assumed. Goodwill is the excess of consideration transferred over the fair value of the net tangible and intangible assets acquired, at the acquisition date and is tested annually for impairment, or when indicators of impairment arise. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of any pre-existing relationships. Such amounts are generally recognized in profit or loss. Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. xix. Government subsidies Government subsidies are recognized when there is reasonable assurance that the subsidy will be received, and all the attached conditions will be complied with. Subsidies are recognized as income in the consolidated statements of operations and comprehensive loss on a systematic basis over the periods in which the expenses are recognized for the related costs for which the subsidies are intended to compensate, which in the case of a subsidy related to assets, requires recording it as deferred income or deducting it from the carrying amount of the asset. xx. Critical accounting estimates and judgments The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. The following are the estimates and judgments made by management in applying the accounting policies of the Company that have the most significant effect on the consolidated financial statements: 1. Biological assets and inventories Determination of the fair value of biological assets requires management to make a number of estimates, including estimating the average selling price per gram and expected average yield per plant. The Company records obsolete and unsaleable inventories at the lower of cost and net realizable value. Adjustments to the carrying value of inventories are based on obsolescence trends, historical experience, forecast demand and average selling price for obsolete and unsaleable inventories. Refer to Notes 6 and 7 for further information. 2. Useful lives and impairment of property, plant and equipment and finite-life intangible assets Amortization of property, plant and equipment and finite life intangibles assets requires estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts, taking into consideration factors such as economic and market conditions. 3. Share-based payments In determining the fair value of options and related costs, management estimates the expected life of the option, the expected volatility of the Company’s share price, the risk-free interest rate, and the rate of forfeitures. Refer to Note 15 for further information. 4. Provision for returns and price adjustments Government customers typically have the right to return products, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. The estimation of potential future returns and pricing adjustments includes the use of management estimates and assumptions that may not be certain given the evolving nature of the industry. 5. Impairment of non-financial assets The recoverable amount of an individual CGU and group of CGUs is determined based on value in use which involves the use of a discounted cash flow model and significant assumptions which include forecasted cash flows, terminal growth rate and post-tax discount rates. In allocating any impairment loss, the Company determines the recoverable amounts of its property, plant and equipment. The recoverable amount of property and plant is determined based on fair value less costs of disposal and involves the use of capitalization rates, market rentals, market transactions and demolition costs. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 18

The recoverable amount of equipment is determined based on fair value less costs of disposal and involves the use of replacement cost assumptions. The Company determined there were indicators of impairment on individual CGUs and the group of CGUs at May 31, 2023, and in addition to performing the annual impairment test, as at September 30, 2023. The Company identified indicators of impairment at each date, which resulted in impairment loss being recognized at each of these period ends. 6. Derivative liabilities Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Black-Scholes option pricing model to estimate the fair value of such warrants at inception, on each exercise, and subsequently at the period end date. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares. The potential Common Share issuances in regards to top-up rights are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Monte Carlo pricing model to estimate the fair value of such top-up rights at inception, on each exercise, and subsequently at year end. The key assumption used in the model is the expected future volatility of the price of the Company's Common Shares. The impact of changes in these key assumptions is described in Note 14. 7. Business combinations Management performs a valuation analysis to allocate the purchase price based on the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Determining the fair value of identifiable assets acquired and liabilities assumed on the acquisition date and contingent share consideration requires the use of judgment and estimates. With respect to the acquisitions, the significant assumptions related to estimating the fair value of the acquired licenses, brands and non-compete agreement, include: the royalty rate, forecasted revenues, forecasted cash flows, gross margin, and estimating time to market with or without key management. Management also exercises judgment in estimating the probability and timing of when earnout milestones are expected to be achieved, which is used for estimating fair values. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied. 8. Recognition and measurement of Secured Convertible Loan In determining the initial and subsequent recognition and measurement of the Secured Convertible Loan (as defined herein), management has applied significant judgment and estimations in regards to identifying and accounting for a derivative. The Company uses the Cox-Ross-Rubinstein binomial lattice option pricing model to estimate the fair value of Secured Convertible Loan. The key assumptions used in the model are the likelihood and timing of the federal legalization or decriminalization of cannabis in the United States, completion of certain milestones by the borrower and the expected conversion price. Refer to Note 10 and 20 for further information. New and amended accounting standards effective for the current year Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment apply retrospectively for annual reporting periods beginning on or after January 1, 2022, with early application permitted. The Company adopted these amendments to IAS 37 effective September 1, 2022 and determined that none of the contracts existing at September 1, 2022 would be identified as onerous applying the revised accounting policy – i.e. there is no impact on the opening equity balances as at September 1, 2022 as a result of the change. Amendments to IAS 16: Property Plant and Equipment: Proceeds before Intended Use The amendment clarify the accounting for the net proceeds from selling any items produced while bringing an item of property plant and equipment into use. The amendments prohibit a company from deducting from the cost of property plant and equipment proceeds from selling items produced while the company is preparing that asset for its intended use. A company will recognize such sales proceeds and related costs in profit or loss. The amendments are applied retrospectively for annual reporting periods beginning on or after January 1, 2022 with early application permitted. The Company adopted these amendments to IAS 16 effective September 1, 2022 and had no impact on the consolidated financial statements of the Company as there were no sales of such items produced by property, plant and equipment made available for use on or after the beginning of the earliest period presented. Amendment to IFRS 9: Financial Instruments The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. The amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier adoption permitted. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 19

The amendment had no impact on the consolidated financial statements of the Company as there were no modifications of the Company’s financial instruments during the period. Amendments to IFRS 3: Business Combinations In May 2020, the IASB issued Reference to the Conceptual Framework (Amendments to IFRS 3) with amendments to IFRS 3, which refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also added a requirement that for obligations within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, (“IAS 37”), an acquirer applies IAS 37 or IFRIC 21, Levies, instead of the Conceptual Framework to identify the liabilities that have been assumed. Finally, the amendments also state that the acquirer does not recognize contingent assets acquired in a business combination. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Company adopted these amendments effective September 1, 2022 and had no impact on the consolidated financial statements of the Company. Amendments to IAS 41: Agriculture The amendment removes the requirement in paragraph 22 of IAS 41 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of IAS 41. While the Company’s biological assets are within the scope of IAS 41 Agriculture, these amendments had no impact on the Company's consolidated financial statements as the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. Accounting standards issued but not yet effective The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company's consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations when they become effective. Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture The amendments to IFRS 10 and IAS 28 apply to situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, under IFRS 10, when an investor loses control of a subsidiary that does not contain a business as a result of a transaction involving an associate or a joint venture that is accounted for using the equity method, the gain or loss resulting from the transaction is recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. The full gain or loss continues to be recognized if the subsidiary contains a business. Similarly, IAS 28 is amended such that a full gain or loss is recognized when a downstream transaction involves assets that constitute a business. These amendments shall be applied prospectively to the sale or contribution of assets occurring after the effective date. The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted. These amendments are not expected to have a material impact on the Company's consolidated financial statements. Amendments to IAS 1: Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants The amendments to IAS 1 clarify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. These amendments also clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company is currently evaluating the potential impact of these amendments on the Company's consolidated financial statements. Amendments to IAS 8: Definition of Accounting Estimates These amendments introduce the definition of an accounting estimate and include other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty." The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted. These amendments are not expected to have a material impact on the Company's consolidated financial statements. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 20

Amendments to IAS 1: Disclosure of Accounting Policies These amendments are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments require entities to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity's financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively. Earlier application is permitted. These amendments are not expected to have a material impact on the Company's consolidated financial statements. Amendments IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction The amendments narrow the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted. The Company is currently evaluating the potential impact of these amendments on the Company's consolidated financial statements. 4. SHORT TERM INVESTMENTS The Company’s short-term investments include the following as at September 30, 2023 and August 31, 2022: DESCRIPTION SEPTEMBER 30, 2023 AUGUST 31, 2022 Guaranteed Investment Certificates (GIC) $ — $ 30,072 Bond - Canada Revenue Agency — 20 $ — $ 30,092 During the thirteen months ended September 30, 2023, Guaranteed Investment Certificates (GICs) that were outstanding as at August 31, 2022 matured and the Company realized a maturity amount of $30,269. The Company also purchased a new GIC amounting to $10,000 having an interest rate of 4.2% per annum. This GIC matured during the thirteen months ended September 30, 2023 and the Company realized a maturity amount of $10,207. 5. ACCOUNT AND OTHER RECEIVABLES The Company’s accounts receivable include the following balances as at September 30, 2023 and August 31, 2022: SEPTEMBER 30, 2023 AUGUST 31, 2022 Gross trade receivables $ 28,791 $ 44,983 Less: reserves for product returns and price adjustments (810) (1,050) Less: expected credit losses (524) (71) Trade receivables 27,457 43,862 Sales taxes receivable 9 1,419 Current portion of net investment in subleases 508 304 Other receivables 2,183 787 $ 30,157 $ 46,372 6. BIOLOGICAL ASSETS The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 21

The changes in the carrying value of biological assets as at September 30, 2023 and August 31, 2022 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, August 31, 2021	$ 5,765	$ 6,357	$ 12,122
Unrealized gain on changes in fair value of biological assets	—	40,001	40,001
Production costs capitalized	48,502	—	48,502
Transfer to inventory upon harvest	(45,551)	(37,289)	(82,840)
Balance, August 31, 2022	$ 8,753	$ 9,215	$ 17,968
Unrealized gain on changes in fair value of biological assets	—	68,981	68,981
Production costs capitalized	52,502	—	52,502
Transfer to inventory upon harvest	(54,310)	(67,786)	(122,096)
Balance, September 30, 2023	$ 6,945	$ 10,410	$ 17,355

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 within the fair value hierarchy (see Note 20), are used in determining the fair value of biological assets:

i. average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;
ii. expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;
iii. wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;
iv. post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and
v. stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of September 30, 2023, it is expected that the Company's biological assets will yield 26,917 kg (August 31, 2022 – 27,405 kg) of cannabis when eventually harvested. The Company's estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS & ASSUMPTIONS	WEIGHTED AVERAGE INPUT			EFFECT ON FAIR VALUE	
	September 30, 2023	August 31, 2022	SENSITIVITY	September 30, 2023	August 31, 2022
Average selling price per gram	$ 1.52	$ 1.49	Increase or decrease by 10% per gram	$ 1,690	$ 1,766
Expected average yield per plant	173 grams	132 grams	Increase or decrease by 10 grams	$ 978	$ 1,339

The expected average yield per plant at September 30, 2023 primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol ("CBD") dominant strains where trim is also harvested for extraction).

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022

22

7. INVENTORIES

The Company's inventories are comprised of the following balances as at September 30, 2023 and August 31, 2022:

	SEPTEMBER 30, 2023		
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$ 1,033	$ 949	$ 1,982
Dry cannabis			
Available for packaging	15,250	16,398	31,648
Packaged inventory	4,634	1,559	6,193
Flower and trim available for extraction	1,180	1,602	2,782
Concentrated extract	3,745	2,111	5,856
Formulated extracts			
Available for packaging	3,681	366	4,047
Packaged inventory	2,224	80	2,304
Packaging and supplies	8,786	—	8,786
	$ 40,533	$ 23,065	$ 63,598

	AUGUST 31, 2022		
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$ 1,439	$ 1,346	$ 2,785
Dry cannabis			
Available for packaging	14,631	6,089	20,720
Packaged inventory	3,843	1,404	5,247
Flower and trim available for extraction	783	889	1,672
Concentrated extract	3,726	1,995	5,721
Formulated extracts			
Available for packaging	1,450	85	1,535
Packaged inventory	3,090	227	3,317
Packaging and supplies	9,317	—	9,317
	$ 38,279	$ 12,035	$ 50,314

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, hash, beverage and vaporizable products.

The amount of inventory expensed in cost of sales for the thirteen months ended September 30, 2023 was $101,853 (August 31, 2022 - $95,638). The amount of inventory provisions and processing and packaging waste for the thirteen months ended September 30, 2023 was $20,883 (August 31, 2022 - $10,252), which includes, provisions for excess and unsaleable inventories of $5,678 (August 31, 2022 - $4,048), adjustments to net realizable value of $9,334 (August 31, 2022 - $498) and processing and packaging waste of $5,871 (August 31, 2022 - $5,706), which comprised of the production or purchase costs of these inventories and biological assets.

The amount of realized fair value on inventories sold and other inventory charges for the thirteen months ended September 30, 2023 was $56,187 (August 31, 2022 - $35,204), including realized fair value on inventories sold of $43,524 (August 31, 2022 - $31,133). Inventory provisions to adjust to net realizable value during the thirteen months ended September 30, 2023 were $21,997 (August 31, 2022 - $4,569), consisting of $9,334 (August 31, 2022 - $498) recognized in cost of sales and $12,663 (August 31, 2022 - $4,071) recognized in fair value adjustments.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022

23

8. PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	CONSTRUCTION IN PROCESS	GROWING & PROCESSING EQUIPMENT	OTHER	RIGHT-OF-USE ASSETS	TOTAL
Cost							
Balance, August 31, 2021	$ 4,075	$ 135,763	$ 2,092	$ 139,410	$ 10,323	$ 5,317	$ 296,980
Acquisitions through business combinations	230	781	2,930	397	143	1,759	6,240
Additions	400	7,326	26,021	18,051	1,210	2,931	55,939
Transfers	—	961	—	—	—	(961)	—
Construction completed	—	1,539	(20,671)	18,659	473	—	—
Disposals	—	(100)	—	(11,379)	(75)	(5,447)	(17,001)
Balance, August 31, 2022	$ 4,705	$ 146,270	$ 10,372	$ 165,138	$ 12,074	$ 3,599	$ 342,158
Additions	—	348	6,146	17,314	2,938	2,300	29,046
Construction completed	—	14,544	(16,518)	1,692	282	—	—
Disposals	—	(182)	—	(17,204)	(455)	(1,299)	(19,140)
Balance, September 30, 2023	$ 4,705	$ 160,980	$ —	$ 166,940	$ 14,839	$ 4,600	$ 352,064
Accumulated depreciation and impairment							
Balance, August 31, 2021	$ —	$ (13,659)	$ —	$ (41,647)	$ (4,578)	$ (1,157)	$ (61,041)
Depreciation	—	(5,933)	—	(13,853)	(1,550)	(925)	(22,261)
Transfers	—	—	—	—	—	—	—
Disposals	—	—	—	4,715	59	434	5,208
Impairment	—	—	—	(4,245)	—	—	(4,245)
Balance, August 31, 2022	$ —	$ (19,592)	$ —	$ (55,030)	$ (6,069)	$ (1,648)	$ (82,339)
Depreciation	—	(2,023)	—	(18,166)	(1,817)	(713)	(22,719)
Disposals	—	38	—	16,146	367	744	17,295
Impairment	(2,721)	(78,320)	—	(79,521)	(4,074)	(619)	(165,255)
Balance, September 30, 2023	$ (2,721)	$ (99,897)	$ —	$ (136,571)	$ (11,593)	$ (2,236)	$ (253,018)
Net book value							
August 31, 2022	$ 4,705	$ 126,678	$ 10,372	$ 110,108	$ 6,005	$ 1,951	$ 259,819
September 30, 2023	$ 1,984	$ 61,083	$ —	$ 30,369	$ 3,246	$ 2,364	$ 99,046

Included in deferred charges and deposits is $222 (August 31, 2022 - $5,507) paid to secure the acquisition of manufacturing equipment. The amounts will be recorded into property, plant and equipment as equipment is received.

i. Impairment/Accelerated Depreciation

During the thirteen months ended September 30, 2023, the Company determined that indicators of impairment existed in relation to two of its three cash generating units (CGUs) and as a result, the Company performed an impairment test. Refer to Note 9 for further information.

Moncton Chocolate Line

During the year ended August 31, 2022, due to the decline in utilization of the equipment and declining revenues, the Company made the strategic decision to cease manufacturing chocolate at its Moncton Campus. As a result, the asset is measured at the lower of its carrying amount and fair value less costs to sell and the Company recognized an impairment loss of $3,978 in relation to this asset. Additionally, management reassessed the useful life of the chocolate manufacturing equipment at its Winnipeg site and recognized accelerated depreciation of $267 during the year ended August 31, 2022.

ii. Reconciliation of property, plant, and equipment additions to the statements of cash flows

The following table reconciles additions of property, plant, and equipment per the above table to the purchases of property, plant, and equipment per the statements of cash flows:

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 24

	SEPTEMBER 30, 2023	AUGUST 31, 2022
Additions (including right-of-use lease assets)	$ 29,046	$ 62,179
Additions related to business combinations	—	(6,240)
Additions related to right-of-use lease assets (Note 16(ii))	(2,300)	(2,931)
Net change in deferred charges and deposits related to purchases of property, plant and equipment	(5,285)	2,319
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	7,681	(6,579)
Purchases of property, plant and equipment	$ 29,142	$ 48,748

9. INTANGIBLE ASSETS AND GOODWILL

	GOODWILL	SUPPLY AGREEMENT	LICENSE AGREEMENTS	BRANDS	COMPUTER SOFTWARE	NON-COMPETE AGREEMENT	TOTAL
Cost							
Balance, August 31, 2021	$ 14,321	$ 227	$ 2,298	$ —	$ 878	$ 585	$ 18,309
Acquisitions through business combinations	27,658	—	7,933	6,258	26	—	41,875
Additions	—	—	—	—	30	—	30
Disposals	—	(227)	—	—	(86)	—	(313)
Balance, August 31, 2022	$ 41,979	$ —	$ 10,231	$ 6,258	$ 848	$ 585	$ 59,901
Additions	—	—	2,710	—	—	—	2,710
Disposals	—	—	—	—	—	—	—
Balance, September 30, 2023	$ 41,979	$ —	$ 12,941	$ 6,258	$ 848	$ 585	$ 62,611
Accumulated amortization and impairment							
Balance, August 31, 2021	$ —	$ (227)	$ (373)	$ —	$ (614)	$ (49)	$ (1,263)
Amortization	—	—	(1,562)	(836)	(131)	(117)	(2,646)
Disposals	$ —	$ 227	$ —	$ —	$ 20	$ —	$ 247
Balance, August 31, 2022	$ —	$ —	$ (1,935)	$ (836)	$ (725)	$ (166)	$ (3,662)
Amortization	—	—	(2,006)	(1,238)	(98)	(127)	(3,469)
Impairment	(41,979)	—	(1,586)	(1,266)	(25)	—	(44,856)
Balance, September 30, 2023	$ (41,979)	$ —	$ (5,527)	$ (3,340)	$ (848)	$ (293)	$ (51,987)
Net book value							
August 31, 2022	$ 41,979	$ —	$ 8,296	$ 5,422	$ 123	$ 419	$ 56,239
September 30, 2023	$ —	$ —	$ 7,414	$ 2,918	$ —	$ 292	$ 10,624

i. CGU Impairment

As at May 31, 2023, the Company assessed whether there were events or changes in circumstances that would indicate that any of its CGUs were impaired. The Company considered external and internal factors including overall financial performance and relevant entity and CGU specific factors. As part of this assessment, management identified impairment indicators for its Moncton Campus and Lac-Supérieur CGUs and as a result performed an impairment test for both CGUs. The recoverable amount of each CGU was determined based on a value in use calculation using cash flow projections from financial budgets and/or forecasts approved by senior management covering a period of 4.33 years. The forecasted cash flows beyond a period of 4.33 years was extrapolated using a 3.0% growth rate based on projected consumer price inflation and industry growth. The post-tax discount rate applied to forecasted cash flows was 14.8% and 15% for the Moncton Campus and Lac-Supérieur, respectively. Management concluded that the recoverable amounts of $176,510 and $16,840 were lower than the carrying value as at May 31, 2023 by approximately $148,848 and $7,366 of the Moncton Campus and Lac-Supérieur CGUs, respectively and hence, impairment loss of $156,214 was recognized for these CGUs which was allocated to property, plant and equipment and intangible assets.

As at September 30, 2023, the Company reassessed whether there were events or changes in circumstances that would indicate that any CGU was further impaired. The Company considered external and internal factors including overall financial performance and relevant entity and CGU specific factors. As part of this assessment, management identified impairment indicators for its Moncton CGU and as a result performed an impairment test for this CGU. The recoverable amount of the CGU was determined based on a value in use calculation using cash flow projections from financial budgets and/or forecasts approved by senior management covering a period of 4-years. The forecasted cash flows beyond a period of 4-years was extrapolated using a 3.0% growth rate based on projected consumer price inflation and industry growth. The post-tax discount rate applied to forecasted cash flows was 15.5%. Management concluded that the recoverable amount of $89,409 was lower than the carrying value by $87,805, however, in allocating the impairment loss, the Company determined

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 25

FVLCD for its property, plant and equipment and did not allocate impairment to assets for which the FVLCD was higher than the carrying amount. As a result, only $11,918 of impairment loss was allocated to property, plant and equipment. ii. Goodwill As at May 31, 2023, as a result of the impairment triggers identified at certain CGUs noted above, the Company determined that indicators of impairment existed in relation to the group of CGUs to which goodwill has been allocated. Management performed an impairment test and determined the recoverable amount of the group of CGUs based on a value in use calculation using cash flow projections from financial budgets and/or forecasts approved by senior management covering a period of 4.33 years. Management concluded that the recoverable amount of $224,530 was lower than the carrying value of the group of CGUs and hence, an impairment loss of $35,028 was recognized against goodwill. As at September 30, 2023, the Company performed its annual goodwill impairment test. The recoverable amount of the group of CGUs to which goodwill is allocated was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a four-year period. Management concluded that the recoverable amount of the group of CGUs of $163,152 was lower than the carrying value by approximately $55,583, however, in allocating the impairment loss, the Company did not allocate impairment to assets and lower level CGUs for which the recoverable amounts was higher than the carrying amount. As a result, only $6,951 of impairment loss was recognized against goodwill. The significant assumptions applied in the determination of the recoverable amount as at September 30, 2023 and May 31, 2023 are described below: a. Forecasted cash flows: Estimated cash flows were projected based on actual operating results and the growth plans for the future. Forecasted cash flows are based on the expanded production capacity that was partially achieved during fiscal 2023, market size and the forecasted market share assumptions; b. Post-tax discount rate: The post-tax discount rate applied to forecasted cash flows as at September 30, 2023 and May 31, 2023 was 15.5% (August 31, 2022 - 13.4%) and 14.8%, respectively, which was reflective of the group of CGUs weighted average cost of capital ("WACC"); c. Terminal value growth rate: The forecasted cash flows beyond a period of four-years and 4.33 years, as the case is, are extrapolated using a 3.0% growth rate based on projected consumer price inflation and industry growth. A sensitivity analysis for change in the key assumptions was not presented as it was deemed that the impact of reasonable changes in these assumptions would not have significant impact on the impairment loss that was recognized during the thirteen months ended September 30, 2023. 10. OTHER FINANCIAL ASSETS i. Weekend Holdings Corp. On March 30, 2023, the Company entered into a product purchase agreement with Green Tank Technologies Corp. ("Greentank"), a leading vaporization technology company and a subscription agreement with Greentank’s parent company, Weekend Holdings Corp. (“Weekend Holdings”). The product purchase agreement provides the Company with an exclusivity period in Canada for the new technology incorporated into 510 vape cartridges (along with other formats) for use with cannabis, including the development of a custom all-in-one device that will be proprietary to Organigram. Under the terms of the subscription agreement, the Company subscribed for preferred shares for an aggregate subscription price of US $4.0 million ($5,504 including transaction costs of $73) representing an approximate 2.6% interest in WHC. At initial recognition, the investment in Weekend Holdings is classified as an equity investment and the Company irrevocably elected to measure this investment at fair value through other comprehensive income. As at September 30, 2023, the investment had a fair value of $5,345 and the company recognized the change in fair value of $159 in the consolidated statements of operations and comprehensive loss within other comprehensive income (loss). ii. Phylos Bioscience Inc. On May 25, 2023, the Company entered into a secured convertible loan agreement (the "Secured Convertible Loan Agreement") with Phylos Bioscience Inc. ("Phylos"), a cannabis genetics company and provider of production ready seeds, based in Portland, Oregon. Under the terms of this agreement, the Company will advance up to US $8 million to Phylos in three tranches structured as a secured convertible loan (the "Secured Convertible Loan"). The Company advanced Phylos an initial US $3.25 million ($4,429) on the initial closing date of the Secured Convertible Loan Agreement with a commitment to fund up to an additional US $4.75 million over two tranches within 12 and 24 months from the initial closing date, upon the completion of certain milestones. The secured convertible loan will accrue paid-in-kind interest (“PIK”) at a rate of the U.S. Prime Rate plus 3.5% (with an overall cap of 11%) subject to certain conditions. The maturity date of the Secured Convertible Loan will be on the fifth anniversary of the initial closing date subject to one-year extensions at the Company's discretion and certain other conditions stipulated in the agreement. The Secured Convertible Loan (principal and PIK outstanding) is convertible into common share equity of Phylos under certain circumstances. In conjunction with a Secured Convertible Loan Agreement, the Company also entered into Genetics Product and Conversion Assistance Agreement with Phylos. The intellectual property (rights and licenses) acquired under the Genetics Product and CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 26

Conversion Assistance Agreement are recognized as an intangible assets per IAS 38 with its value (amounting to $2,710) being the residual consideration after deducting the fair value of the Secured Convertible Loan from the total advance amount and the derivative liability as of initial closing date.

The Company's commitment to fund an additional US $4.75 million over two tranches within 12 and 24 months from the initial closing date, meets the definition of a derivative under IFRS 9 *Financial Instruments* and accordingly, the value of such derivative was considered as part of the overall transaction price in the initial recognition of the Secured Convertible Loan and intangible assets. The subsequent measurement of the derivative liability is measured at FVTPL. Refer to Note 14 (iii) for further information.

As at September 30, 2023, the Secured Convertible Loan had a fair value of $3,092 and the Company recognized the change in fair value of $52 in the consolidated statements of operations and comprehensive loss.

11. OTHER LIABILITIES

The Company's other liabilities include the following balances as of September 30, 2023 and August 31, 2022:

	SEPTEMBER 30, 2023	AUGUST 31, 2022
Advance from joint operator	$ —	$ 2,444
Contingent share consideration (Notes 16 (i) and 27)	49	7,000
Current portion lease liability (Note 16 (ii))	1,013	916
	$ 1,062	$ 10,360

The advance from a joint operator is related to the Product Development Collaboration Agreement ("PDC Agreement") as described in Note 26.

12. PROVISIONS

	AMOUNT
Balance - August 31, 2022	$ 2,560
Adjustments	—
Reversal	(75)
Payments	(2,395)
Balance - September 30, 2023	$ 90

The Company has estimated a provision for litigation. Provisions are calculated based on a current estimate of the amount that will be incurred in settling outstanding legal matters. The legal provision as at September 30, 2023 includes a reserve for legal proceedings described in Note 23.

13. LONG-TERM DEBT

	SEPTEMBER 30, 2023	AUGUST 31, 2022
Atlantic Canada Opportunities Agency ("ACOA")		
Business Development Program loan maturing September 1, 2024 with a 7-year amortization, bearing interest at a rate of 0%	$ 145	$ 210
Vehicle loans - 5-year term maturing June 17, 2024	16	38
Deferred financing costs	(6)	(13)
	155	235
Less: current portion of long-term debt	(76)	(80)
Long-term portion	$ 79	$ 155

Principal repayments required on the Company's remaining long-term debt for the next five years as at September 30, 2023 are disclosed in Note 20.

14. DERIVATIVE LIABILITIES

i. Warrants

On November 12, 2020, the Company closed an underwritten public offering of units of the Company (the "Units") for total gross proceeds of $69,143 (the "Offering"). The Company sold 9,343,750 Units at a price of $7.40 per Unit, including 1,218,750 Units sold pursuant to the full exercise of the over-allotment option granted to the underwriters. The offering was underwritten by a syndicate of underwriters led by Canaccord Genuity Corp. Each Unit consisted of one Common Share of the

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 27

Company and one half of one Common Share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”), therefore resulting in 4,671,875 Warrants being issued. Each Warrant was exercisable to acquire one Common Share of the Company (a “Warrant Share”) for a period of three years following the closing date of the Offering (i.e. until November 12, 2023) at an exercise price of $10 per Warrant Share, subject to adjustment in certain events. The holders of the Warrants issued pursuant to the Offering were entitled to elect, if the Company did not have an effective registration statement under the U.S. Securities Act 1933, as amended, or the prospectus contained therein was not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value was to be determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference being divided by the weighted average market price. If a Warrant holder exercised this option, there would have been variability in the number of shares issued per Warrant. In accordance with IAS 32 Financial Instruments: Presentation, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each reporting period. The derivative liabilities are expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company. At initial recognition on November 12, 2020, the Company recorded derivative liabilities of $12,894 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Issue costs were $4,305, of which $803 were allocated to the derivative liabilities based on a pro-rata allocation and expensed in the consolidated statement of operations and comprehensive loss and the balance of $3,502 was allocated to the Common Shares and recorded in share capital. There were no exercises of Warrants during the thirteen months ended September 30, 2023 (August 31, 2022 - Nil warrants). During the thirteen months ended September 30, 2023, the Company revalued the remaining derivative liabilities and recorded a decrease in the estimated fair value of $4,138 (August 31, 2022 - $30,881). The Company’s derivative liabilities included the following balances and changes in the carrying value of Warrants as of September 30, 2023: NUMBER OF WARRANTS AMOUNT Balance - August 31, 2022 4,235,913 $ 4,138 Revaluation of Warrants — (4,138) Balance - September 30, 2023 4,235,913 $ — The following inputs were used to estimate the fair value of the Warrants at September 30, 2023 and August 31, 2022: SEPTEMBER 30, 2023 AUGUST 31, 2022 Risk free interest rate 4.83% 3.64 % Life of Warrants (years) 0.12 1.20 Market price of Common Shares $ 1.76 $ 1.42 Expected future volatility of Common Shares 91.00% 77.30 % Fair value per Warrant $ — $ 0.24 ii. Top-up Rights On March 10, 2021, through the strategic investment from a wholly-owned subsidiary of British American Tobacco P.L.C. (together "BAT"), the Company issued 14,584,098 Common Shares, resulting in BAT's beneficial ownership in the Company of approximately 19.9%. Pursuant to the Investor Rights Agreement (the "IRA") between the Company and BAT, the Company granted BAT certain rights, including pre-emptive rights, to participate in distributions of Common Shares to maintain its proportionate ownership in certain circumstances, as well as other rights ("Top-up Rights") to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as “bought deal Distributions”). The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to applicable securities laws, at the lowest price permitted thereunder). The Company has classified the Top-up Rights as a derivative liability, and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 28

the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

As at September 30, 2023, the Company revalued the Top-up Rights at an estimated fair value of $130 (August 31, 2022 – $735). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the thirteen months ended September 30, 2023 of $605 (August 31, 2022 - $1,769).

The following inputs were used to estimate the fair value of the Top-up Rights at September 30, 2023, and August 31, 2022:

	SEPTEMBER 30, 2023			
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price[(1)]	$1.20 - $45.08	$2.50	$—	$—
Risk free interest rate	4.11% - 4.54%	3.59%	3.65%	3.78%
Expected future volatility of Common Shares	70.00% - 90.00%	90.00%	85.00%	85.00%
Expected life[(1)]	1.34 - 5.12	0.12	5.92	5.18
Forfeiture rate	10%	—%	25%	6%

	AUGUST 31, 2022			
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price[(1)]	$2.40 - $38.12	$10.00	$—	$—
Risk free interest rate	3.15% - 3.71%	3.75%	3.16%	3.13%
Expected future volatility of Common Shares	70.00% - 95.00%	70.00%	90.00%	85.00%
Expected life[(1)]	1.34 - 5.12	1.20	4.91	5.47
Forfeiture rate	10%	—%	25%	6%

[(1)]Exercise price and expected life for stock options were determined using the range of exercise prices disclosed in Note 15(iv).

iii. Secured Convertible Loan Agreement

On May 25, 2023, the Company entered into the Secured Convertible Loan Agreement with Phylos. Under the terms of this agreement, upon the completion of certain milestones the Company has a commitment to fund US $4.75 million over two tranches within 12 and 24 months from the initial closing date. This commitment meets the definition of a derivative and the value of such derivative was considered as part of the overall transaction price in the initial recognition of the secured convertible loan and intangible assets. At initial recognition, the Company recorded a derivative liability of $1,424 based on the estimated fair value of the secured convertible loan. As at September 30, 2023, the Company revalued this commitment at an estimated fair value of $1,743 and recorded a change in fair value of $319 for the thirteen months ended September 30, 2023. Of the total derivative liability, $1,102 is included in the current derivative liabilities and the remaining amount is included in non-current derivative liabilities.

15. SHARE CAPITAL

i. Authorized share capital

The authorized share capital of the Company is an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of Common Shares, are fully paid and non-assessable.

ii. Issued share capital

As at September 30, 2023, the Company's issued and outstanding share capital consisted of 81,161,630 (August 31, 2022 – 78,453,879) Common Shares with a carrying value of $776,906 (August 31, 2022 - $769,725).

iii. Issuances of share capital

The Edibles and Infusions Corporation acquisition

During the year ended August 31, 2022, the Company issued 259,798 Common Shares on EIC's achievement of the first milestone earnout set in the EIC share purchase agreement for share consideration of $3,500, less share issuance costs of $12 (Note 27). During the thirteen months ended September 30, 2023, EIC met the second earnout milestone and the Company issued 2,621,370 Common Shares for share consideration of $6,500, less share issuance costs of $19 (Note 27).

The Laurentian Organic Inc. acquisition

During the year ended August 31, 2022, the Company issued 2,724,111 Common Shares in connection with its acquisition of Laurentian as described in Note 27. The fair value of the Common Shares issued was $27,568 based on market price on December 21, 2021 of $10.12 per share. Share issuance costs incurred were $55 related to listing fees and were allocated to the Common Shares recorded in share capital.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022

29

Private placement - Organigram and BAT Strategic Investment and Product Development Collaboration ("PDC Agreement")
As described in Note 14, the Company granted BAT certain rights to subscribe for additional Common Shares in specified circumstances. During the thirteen months ended September 30, 2023, BAT exercised Nil (August 31, 2022 – 664,929) shares for consideration of Nil (August 31, 2022 – $6,352, less share issuance costs of $18).

Exercise of stock options
During the thirteen months ended September 30, 2023, 26,300 (August 31, 2022 – 25,200) share options were exercised at an average exercise price of $1.47 (August 31, 2022 - $2.79) for cash proceeds of $39 (August 31, 2022 - $74) and an increase of $69 (August 31, 2022 - $127) to share capital and a decrease to equity reserves of $30 (August 31, 2022 - $53).

Exercise of RSU
During the thirteen months ended September 30, 2023, 59,138 (August 31, 2022 – 64,751) RSUs were exercised for an increase of $621 (August 31, 2022 - $1,239) to share capital and a decrease to equity reserves of $621 (August 31, 2022 - $1,239).

Exercise of PSU
During the thirteen months ended September 30, 2023, 948 (August 31, 2022 – 18,584) PSUs were exercised for an increase of $10 (August 31, 2022 - $221) to share capital and a decrease to equity reserves of $10 (August 31, 2022 - $221).

Exercise of warrants
During the thirteen months ended September 30, 2023, Nil (August 31, 2022- Nil) warrants were exercised.

iv. Share-based compensation
During the thirteen months ended September 30, 2023, the Company recognized total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory, of $5,727 (August 31, 2022 – $5,127).

Stock options
The following table summarizes changes in the Company's outstanding stock options for the thirteen months ended September 30, 2023:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - August 31, 2022	2,762,734	$11.08
Granted	321,000	$ 4.68
Exercised	(26,300)	$ 1.47
Cancelled / Forfeited	(227,758)	$ 17.33
Balance - September 30, 2023	2,829,676	$ 9.94

The following is a summary of the outstanding stock options as at September 30, 2023:

	OPTIONS OUTSTANDING		OPTIONS EXERCISABLE
Range of Exercise Prices	Quantity Outstanding	Weighted Average Remaining Contractual Life (years)	Quantity Exercisable
$1.20 - $3.00	83,307	5.2	59,857
$3.01 - $5.00	293,937	7.4	212,437
$5.01 - $10.00	1,549,740	8.3	1,140,129
$10.01 - $20.00	663,367	5.9	619,167
$20.01 - $30.00	105,575	5.2	105,575
$30.01 - $45.08	133,750	5.6	133,750
	2,829,676	7.3	2,270,915

Total share-based compensation charges, including related to production employees that are charged to biological assets and inventory for the thirteen months ended September 30, 2023 were $3,376 (August 31, 2022 – $3,490) related to the Company's stock option plan. The fair value of options granted during the thirteen months ended September 30, 2023 was $1,075 (August 31, 2022 - $6,029). These options are measured at fair value at the date of grant and are expensed over the option's vesting period, which is typically a three year term with options vesting in annual tranches evenly over this time period. The Company used the Black-Scholes option pricing model to estimate the fair value of options granted.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 30

The following inputs were used to fair value the options that were granted during the thirteen months ended September 30, 2023 and the year ended August 31, 2022: SEPTEMBER 30, 2023 AUGUST 31, 2022 Risk free interest rate 3.03% - 3.47% 1.18% - 2.98% Expected life of options 5.0 - 6.0 years 5.0 - 6.0 years Expected annualized volatility 83.68% - 87.51% 85.28% - 88.78% Expected dividend yield — — Forfeiture rate 11.3% - 11.7% 11.4% - 11.7% Expected volatility was estimated by using the weighted average historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk free rate is based on Government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience. Equity Incentive Plan During the thirteen months ended September 30, 2023, the Company has granted both RSUs and PSUs under the 2017 Equity Incentive Plan and under the 2020 New Equity Incentive Plan. The grant price of any RSU or PSU was determined based on the market price calculated in accordance with TSX rules at the time of grant and with respect to PSUs, adjusted for any non-market and market performance vesting conditions in accordance with IFRS 2 Share-based Payment. The following table summarizes the movements in the Company’s outstanding RSUs: NUMBER Balance - August 31, 2022 586,459 Granted 371,317 Exercised (59,138) Cancelled / Forfeited (17,489) Balance - September 30, 2023 881,149 The estimated fair value of the equity settled RSUs granted during the thirteen months ended September 30, 2023 was $1,828 (August 31, 2022 - $2,612), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of three years for most grants. For the thirteen months ended September 30, 2023, $2,192 (August 31, 2022 - $1,611) has been recognized as share-based compensation expense. The following table summarizes the movements in the Company’s outstanding PSUs: NUMBER Balance - August 31, 2022 66,233 Granted 211,544 Exercised (948) Cancelled / Forfeited (16,116) Balance - September 30, 2023 260,713 The estimated fair value of the equity settled PSUs granted during the thirteen months ended September 30, 2023 was $1,042 (August 31, 2022 - $522), which was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is three years for most grants. For the thirteen months ended September 30, 2023, $159 (August 31, 2022 - $26) has been recognized as share-based compensation expense. v. Loss per share Basic and diluted loss per share represents net loss attributable to common shareholders divided by the weighted average number of Common Shares outstanding during the period. The weighted average number of Common Shares, used in the calculation of basic and diluted loss per share for the thirteen months ended September 30, 2023 was 81,292,869 (August 31, 2022 - 77,228,918). CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 31

16. OTHER LONG-TERM LIABILITIES The carrying value of other long-term liabilities consists of: SEPTEMBER 30, 2023 AUGUST 31, 2022 Contingent share consideration (i) $ — $ 2,913 Lease liabilities (ii) 3,551 2,206 $ 3,551 $ 5,119 i. Contingent share consideration In connection with the Company's investment in Laurentian, the Company has commitments to deliver additional consideration, contingent upon achievement of certain milestones. Refer to Note 27 for further information. ii. Leases The Company records its leases in accordance with IFRS 16, and as a result recognizes the right-of-use (“ROU”) assets and corresponding lease liabilities. ROU assets are recorded under property, plant, and equipment (Note 8) with current and long- term portion of lease liabilities recorded under other liabilities. The changes in the carrying value of current and non-current lease liabilities are as follows: SEPTEMBER 30, 2023 Balance, August 31, 2022 $ 3,122 Lease additions 2,300 Lease payments (1,157) Interest expense on lease liabilities 299 Balance, September 30, 2023 4,564 Current portion (included in other liabilities) (1,013) Long-term portion $ 3,551 The undiscounted contractual payments relating to the current and future lease liabilities is: SEPTEMBER 30, 2023 AUGUST 31, 2022 Less than 1 year $ 1,251 $ 1,060 1 to 2 years 1,081 1,009 2 to 3 years 503 778 3 to 4 years 459 241 4 to 5 years 461 131 Thereafter 1,944 240 Total $ 5,699 $ 3,459 17. INVESTMENTS IN ASSOCIATES The carrying value of investments in associates consists of: ALPHA-CANNABIS PHARMA GMBH (3) EVIANA HEALTH CORPORATION (4) HYASYNTH BIOLOGICALS INC. TOTAL Participating share (1) 25.0% 19.9% 49.9 % Balance, August 31, 2022 $ — $ — $ 6,288 $ 6,288 Share of net loss (2) — — (1,004) (1,004) Balance, September 30, 2023 $ — $ — $ 5,284 $ 5,284 (1) % Interest includes the potential ownership interest that could result from the conversion of debentures and exercise of warrants. (2) The Company utilizes the most recently issued quarterly financial statements of its associates in its results with a two-month lag since the Company does not have the same reporting date as its associates (for the thirteen months ended September 30, 2023, the Company utilized its associates’ results for the 13 months ended July 31, 2023). (3) During the year ended August 31, 2021, the Company identified indicators of impairment with respect to its investment in ALPHA-CANNABIS PHARMA GMBH, resulting in impairment which reduced the carrying value of the investment to $nil. (4) During the year ended August 31, 2020, the Company identified indicators of impairment with respect to its investment in Eviana Health Corporation, resulting in impairment which reduced the carrying value of the investment to $nil. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 32

a. Hyasynth Biologicals Inc.

On September 12, 2018, the Company invested in Hyasynth Biologicals Inc. ("Hyasynth") by way of convertible secured debentures, to be purchased in three tranches and valued in the aggregate at $10,000. The first tranche ("Tranche 1") was issued on that date, the second tranche ("Tranche 2") was issued on October 23, 2020 (as described below), and the third tranche ("Tranche 3") was issued on December 22, 2021 (as described below).

Hyasynth is a privately held biotechnology company based in Montreal, Quebec and is a leader in the field of cannabinoid science and biosynthesis. The Company's investment is in the form of convertible debentures, which provide a potential ownership interest of up to 49.9% based on the cumulative investment from Tranche 1, Tranche 2 and Tranche 3.

Concurrent with the Company's investment in Hyasynth, the parties entered into a CBD supply agreement, whereby the Company has the ability to purchase up to 100% of Hyasynth's annual cannabinoid or cannabinoid-related production at a 10% discount to the agreed upon wholesale market price for a period of 10 years from the date Hyasynth commences commercial production of the products.

Tranche 1 of the convertible debentures has a face value of $5,000, bears interest at 8.0% per annum, is secured, and matures on the earlier of August 31, 2023 or the closing date of a qualified sale transaction, unless an automatic or optional conversion has occurred. Tranche 1 of the convertible debentures is convertible at the option of the holder at any time at a price of $40 per share, or into 125,000 common shares. Conversion of the debentures may be automatically triggered based on the completion of a qualified transaction or Hyasynth's facility reaching a pre-defined production capacity.

On October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth's achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures.

On December 22, 2021, the previously issued debenture agreement was amended to waive the milestone requirement for the Tranche 3 convertible debenture. Subsequently, the Company advanced an additional $2,500 (plus transaction costs of $124) to Hyasynth for the Tranche 3 convertible debentures bringing the Company's total investment in Hyasynth to $10,000, which provides the Company with a potential ownership interest of up to 49.9% on a fully diluted basis. The proceeds have been designated to advance Hyasynth's production scalability as well as investment in new cannabinoid technologies, business development and company growth.

In addition to the ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation on Hyasynth's board of directors, and thereby concluded that the equity method of accounting is appropriate. The Company has appointed two nominee directors to the board of Hyasynth.

Following the maturity date of the debentures, the Company has the right to give Hyasynth 30 days prior written notice to convert the debentures to common equity or demand repayment of the outstanding balance of the debentures. As at September 30, 2023, the Company has neither converted nor demanded the outstanding balance of the debentures.

As at September 30, 2023, the Company determined that no indicators of impairment existed with respect to its investment in Hyasynth, and therefore no impairment test was required.

18. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company's executive management team and Board of Directors.

Management and Board compensation

For the thirteen months ended September 30, 2023 and the year ended August 31, 2022, the Company's expenses included the following management and Board of Directors compensation:

	THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023	YEAR ENDED AUGUST 31, 2022
Salaries and consulting fees	$ 4,737	$ 3,891
Share-based compensation	3,525	3,713
Total key management compensation	$ 8,262	$ 7,604

During the thirteen months ended September 30, 2023, 206,250 stock options (August 31, 2022 – 821,750) were granted to key management personnel with an aggregate fair value of $665 (August 31, 2022 – $3,407). In addition, during the thirteen months ended September 30, 2023, 285,191 RSUs (August 31, 2022 – 95,093), were granted to key management personnel

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 33

with an aggregate fair value of $1,325 (August 31, 2022 – $1,022). For the thirteen months ended September 30, 2023, 136,920 PSUs, (August 31, 2022 – 39,742) were issued to key management personnel with an aggregate fair value of $305 (August 31, 2022 – $167). Significant Transactions with Associates and Joint Operations The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business. For the thirteen months ended September 30, 2023, under the PDC Agreement, BAT incurred $3,134 (August 31, 2022 - $2,404) for direct expenses and the Company incurred $10,638 (August 31, 2022 - $6,818) of direct expenses and capital expenditures of $1,768 (August 31, 2022 - $3,548) related to the Center of Excellence ("CoE"). The Company recorded for the thirteen months ended September 30, 2023, $6,886 (August 31, 2022 - $2,837) of these expenditures in the consolidated statement of operations and comprehensive loss. For the thirteen months ended September 30, 2023, the Company recorded $884 (August 31, 2022 - $1,774), of capital expenditures which are included in the consolidated statement of financial position. During the thirteen months ended September 30, 2023, BAT exercised nil (August 31, 2022 - 664,929) Top-up Rights. As at September 30, 2023, there is a receivable balance of $167 (August 31, 2022 - payable of $2,444) from BAT. 19. CAPITAL MANAGEMENT The Company considers its capital to consist of long-term debt, derivative liabilities, share capital, equity reserves, accumulated other comprehensive loss, and accumulated deficit, which as at September 30, 2023 is $273,651 (August 31, 2022 - $513,166). Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (options, RSUs, or PSUs) or the fair value of warrants issued. Accumulated other comprehensive loss is entirely comprised of fair value losses recorded on the Company’s investment in Greentank. The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There has been no change in how the Company manages capital during the year. 20. FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS i. Fair value of financial instruments Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described as follows: • Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date; • Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and • Level 3 inputs are unobservable inputs for the asset or liability. The fair values of cash, short-term investments and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $155 (August 31, 2022 – $235), which is its carrying value. The fair value of the investment in Weekend Holdings is primarily based on Level 3 unobservable inputs and is determined using a market-based approach, based on revenue multiples for comparable companies. In determining the impairment loss, the FVLCD of property, plant and equipment was determined based on a third-party appraisal using market and replacement cost approaches. Consideration is given to information from historical data and industry standards which constitute both observable and unobservable inputs (level 2 and level 3). The fair value of the Secured Convertible Loan advanced to Phylos was determined using the Cox-Ross-Rubinstein binomial lattice option pricing model and has been classified as level 3 in the fair value hierarchy. The fair value of the Secured Convertible Loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 34

$4.75 million over two tranches was based on certain assumptions, including the probability of Phylos meeting certain required milestones.

The fair value of the Laurentian contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company's expectations of Laurentian achieving its business objectives. The key assumptions used in the model are the expected future sales volumes and selling prices used in determining Laurentian's future adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") and WACC.

As at September 30, 2023, the fair value of the Laurentian contingent share consideration was revalued to $49. A sensitivity analysis for change in key inputs such as WACC was not presented as it was deemed that the impact of reasonable changes in inputs would not be significant.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such Warrants. The key assumption used in the model is the expected future volatility in the price of the Company's Common Shares. A sensitivity analysis for change in expected future volatility in the common share price of the Company was not presented as it was deemed that the impact of reasonable changes in this input would not be significant.

The fair value of the Top-up Rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company's Common Shares, the weighted average expected life of the instruments and the expected future volatility in the price of Common Shares. A sensitivity analysis for changes in key inputs was not presented as it was deemed that the impact of reasonable changes in key inputs would not be significant.

During the year, there were no transfers of amounts between Levels 1, 2 and 3.

ii. Financial risk factors

The Company is exposed to various risks through its financial instruments, as follows:

(a) Credit risk arises from deposits with banks, short-term investments, outstanding trade and loan receivables, and restricted funds. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, outside of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, accounts receivable, loan receivable, other financial assets, and restricted funds on the consolidated statement of financial position as at September 30, 2023 approximates $90,351 (August 31, 2022 - $171,799).

As of September 30, 2023 and August 31, 2022, the Company's aging of trade receivables was as follows:

	SEPTEMBER 30, 2023		AUGUST 31, 2022	
0-60 days	$	22,946	$	42,961
61-120 days		5,845		2,022
Gross trade receivables	$	28,791	$	44,983
Less: Expected credit losses and reserve for product returns and price adjustments		(1,334)		(1,121)
	$	27,457	$	43,862

(b) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at September 30, 2023, the Company had $33,864 (August 31, 2022 – $68,515) of cash and working capital of $133,545 (August 31, 2022 - $166,338). Further, the Company may potentially access equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at September 30, 2023:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$ 20,007	$ 20,007	$ 20,007	$ —	$ —	$ —
Long-term debt	155	161	76	85	—	—
	$ 20,162	$ 20,168	$ 20,083	$ 85	$ —	$ —

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 35

In connection with the Company’s facilities, the Company is contractually committed to approximately $850 of capital expenditures, mostly related to its Moncton Campus and Laurentian Facility. (c) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of: Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with floating interest rate. The Company has determined that a 1% change in rates would not have a material impact on the consolidated financial statements. 21. REVENUE Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes. Gross revenue for the thirteen months ended September 30, 2023 and year ended August 31, 2022 is disaggregated as follows: THIRTEEN MONTHS ENDED YEAR ENDED SEPTEMBER 30, 2023 AUGUST 31, 2022 Adult-use recreational wholesale revenue (Canadian) $ 209,001 $ 184,686 Direct to patient medical and medical wholesale revenue (Canadian) 3,584 7,872 International wholesale (business to business) 18,874 15,138 Wholesale to licensed producers (Canadian) 2,129 1,298 Other revenue 59 115 Gross revenue $ 233,647 $ 209,109 Excise taxes (72,008) (63,300) Net revenue $ 161,639 $ 145,809 Adult-use recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas international and domestic wholesale revenue is comprised of wholesale shipments to other cannabis companies, including licensed producers, for further processing and sales onto their end customers. During the thirteen months ended September 30, 2023, the Company had three customers (August 31, 2022 – three customers), that individually represented more than 10% of the Company’s net revenue. 22. COST OF SALES Cost of sales is comprised of the cost of inventories sold during the year, shipping expenses, the production cost of late-stage biological assets that are disposed of, provisions for inventory that do not pass the Company’s quality assurance standards and obsolete products and packaging, and other production overhead. During the thirteen months ended September 30, 2023, the Company recorded provisions in relation to excess and unsaleable inventories and biological assets as well as adjustments to net realizable value totaling $15,012 (August 31, 2022 - $4,546), which are detailed in Note 7. During the thirteen months ended September 30, 2023, the Company recorded $nil (August 31, 2022 - $709) in charges for unabsorbed fixed overhead related to reduced production volumes. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 36

23. CONTINGENCIES

The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company's estimate may result in an additional expense or release in a future accounting period.

Nova Scotia Claim

On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the "NS Claim") was filed with the Supreme Court of Nova Scotia (the "NS Court") seeking to represent a class who purchased medical marijuana that was the subject of the Company's product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. Between 2017 and 2021, various proceedings took place and the NS Claim was amended several times.

On April 26, 2022, the Company entered into a Settlement Agreement (the "Settlement") with the representative plaintiff on behalf of the class for an aggregate of $2,310 (the "Settlement Amount"). The Settlement Amount was used to provide claimants a refund of the amounts paid to purchase the voluntarily recalled product, less any refunds they have already received, as well as the payment of legal fees. The Company reported the NS Claim to its insurance provider which appointed counsel to defend the NS Claim. The Company received insurance proceeds of $532 during the year ended August 31, 2022 to cover all remaining costs associated with the NS Claim. On August 31, 2022, the Settlement was approved by the NS Court. Settlement funds of $2,310 were deposited by Organigram with the administrator in October 2022 in accordance with the Settlement Agreement. The administrator disbursed funds to the claimants during the period from October 2022 to October 2023. On October 31, 2023, the Company received notice from the administrator that the disbursement process had been completed, with any unclaimed funds being donated to charity as per the Settlement Agreement.

Alberta Claim

On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit (the "Alberta Claim") was filed with the Court of Queen's Bench in Alberta (the "AB Court") seeking damages against several Canadian cannabis companies including the Company (the "Defendants"). The Alberta Claim does not particularize all of the claims against the companies; however, it makes allegations with respect to the content of THC and CBD in the companies' products. In order to proceed as a class action, the AB Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers.

Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision for the Alberta Claim has been recognized as at September 30, 2023 (August 31, 2022 - nil).

Aa at September 30, 2023, a provision of $90 (August 31, 2022 - $2,560) in regards to claims and other contingencies was included in the consolidated statement of financial position. For the thirteen months ended September 30, 2023, payments of $2,395 (August 31, 2022 - $412) were made and a reversal of the provision of $75 (August 31, 2022 - $222) was recognized. For the thirteen months ended September 30, 2023, the Company also received insurance proceeds of $nil (August 31, 2022 - $532) related to the litigation resulting in a net recovery of $75 (August 31, 2022 - $310) in the consolidated statements of operations and comprehensive loss.

24. GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023	YEAR ENDED AUGUST 31, 2022
Office and general	$ 18,355	$ 18,271
Wages and benefits	14,379	12,018
Professional fees	13,271	6,458
Depreciation and amortization	5,639	5,299
Travel and accommodation	788	519
Utilities	598	343
Total general and administrative expenses	$ 53,030	$ 42,908

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 37

25. INCOME TAXES Components of income tax recovery are as follows: SEPTEMBER 30, 2023 AUGUST 31, 2022 Current tax Current expense $ 30 $ 225 Prior year adjustments (225) 175 $ (195) $ 400 Deferred tax Origination and reversal of temporary differences $ (57,438) (11,809) Change in unrecognized temporary differences 48,344 11,750 Prior year adjustments 5,477 (429) $ (3,617) $ (488) Total income tax recovery $ (3,812) $ (88) A reconciliation of income tax recovery at the statutory rate to amounts recorded in the consolidated financial statements is provided below: SEPTEMBER 30, 2023 AUGUST 31, 2022 Loss before income taxes $ (252,413) $ (14,371) Statutory income tax rate 29.0% 29.0 % Tax calculated at statutory rate (73,200) (4,168) Non-deductible (non-taxable) items 11,489 (8,000) Change in unrecognized temporary differences 48,495 11,750 Tax rate differences and tax rate changes 4,152 604 Other — 154 Prior year tax adjustments 5,252 (428) Income tax recovery $ (3,812) $ (88) Recognized deferred tax assets and liabilities consist of the following: SEPTEMBER 30, 2023 AUGUST 31, 2022 Deferred tax assets are attributable to the following: Non-capital losses $ 12,136 $ 6,479 Property, plant and equipment 475 — Other 114 — Lease liabilities 1,041 862 Deferred tax assets 13,766 7,341 Set-off of tax (13,766) (7,341) Net deferred tax asset $ — $ — Deferred tax liabilities are attributable to the following: Property, plant and equipment $ (1,300) $ (581) Intangible assets (2,137) (3,719) Biological assets (2,832) (2,628) Inventories (6,422) (3,165) Right-of-use assets (731) (550) Net investment in sublease (316) (315) Other (27) — Deferred tax liabilities (13,765) (10,958) Set-off of tax 13,765 7,341 Net deferred tax liability $ — $ (3,617) CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 38

The changes in temporary differences during the thirteen months ended and year ended September 30, 2023 and August 31, 2022, respectively, were as follows:

	NET BALANCE AT AUGUST 31, 2022	RECOGNIZED IN PROFIT OR LOSS	ACQUIRED IN A BUSINESS COMBINATION	NET BALANCE AT SEPTEMBER 30, 2023
Non-capital losses	$ 6,479	$ 5,657	$ —	$ 12,136
Property, plant and equipment	(1,131)	(426)	—	(1,557)
Intangible assets	(3,719)	1,602	—	(2,117)
Biological assets	(2,628)	(204)	—	(2,832)
Inventories	(3,165)	(3,163)	—	(6,328)
Lease liabilities	862	179	—	1,041
Net investment in sublease	(315)	(1)		(316)
Other	—	(27)	—	(27)
Net tax (liabilities) assets	$ (3,617)	$ 3,617	$ —	$ —

	NET BALANCE AT AUGUST 31, 2021	RECOGNIZED IN PROFIT OR LOSS	RECOGNIZED DIRECTLY IN EQUITY & OCI	NET BALANCE AT AUGUST 31, 2022
Non-capital losses	$ 5,078	$ 1,401	$ —	$ 6,479
Property, plant and equipment	(1,146)	130	(115)	(1,131)
Intangibles	(652)	666	(3,733)	(3,719)
Biological assets	(1,755)	(834)	(39)	(2,628)
Inventories	(2,670)	(266)	(229)	(3,165)
Lease liabilities	1,544	(693)	11	862
Net investment in sublease	(398)	83	—	(315)
Other	(1)	1	—	—
Net tax (liabilities) assets	$ —	$ 488	$ (4,105)	$ (3,617)

As at September 30, 2023, the Company has $313,727 (August 31, 2022 - $260,647) non-capital loss carryforwards available to offset future taxable income in Canada, which begin to expire in 2035.

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company's unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	SEPTEMBER 30, 2023	AUGUST 31, 2022
Deductible temporary differences	$ 166,739	$ 24,667
Tax losses	273,774	238,595
	$ 440,513	$ 263,262

26. PRODUCT DEVELOPMENT COLLABORATION

On March 10, 2021, in conjunction with the strategic investment received as described herein, the Company and BAT entered into a PDC Agreement pursuant to which the CoE was established to focus on developing the next generation of cannabis products with an initial focus on CBD. The CoE is located at the Company's Moncton Campus, which holds the Health Canada licenses required to conduct research and development ("R&D") activities with cannabis products. Both companies are contributing scientists, researchers, and product developers to the CoE and it is supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both the Company and BAT have access to certain of each other's intellectual property ("IP") and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement.

Pursuant to the terms of the PDC Agreement, $31,109 of the investment proceeds were reserved as restricted funds in order to satisfy certain of the Company's future obligations under the PDC Agreement, including the Company's portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT. Balances are transferred from restricted funds to the Company's general operating account as CoE related expenditures are periodically reconciled and approved. The balance in restricted funds as at September 30, 2023 is $17,893 (August 31, 2022 - $26,820).

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022

39

The CoE is accounted for as a joint operation, in which the Company and BAT contribute 50% each. The Company recognized its share of the expenses incurred by the CoE in the statement of operations and comprehensive loss under Research and development. For the thirteen months ended September 30, 2023, $6,886 (August 31, 2022 - $2,837) of expenses have been recorded in the statement of operations and comprehensive loss. 27. ACQUISITION OF SUBSIDIARIES i. Laurentian Organic Inc. On December 21, 2021, the Company acquired 100% of the shares and voting interests of the non-listed Laurentian for $36,000, consisting of $10,000 in cash consideration, $7,000 on closing and $3,000 held back, with the remaining $26,000 in share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration based on Laurentian's future adjusted EBITDA over a period of two years. The acquisition of Laurentian is expected to enable the Company to penetrate a new product category and provides the Company with access to Laurentian's expertise in the hash manufacturing space. The acquisition is also expected to provide the Company with an increased share of the craft flower and hash market. The Company elected not to apply the optional concentration test and, as such, carried out a detailed analysis of inputs, outputs and substantive processes. Included in the identifiable assets acquired and liabilities assumed at the date of acquisition of Laurentian are inputs (production equipment, manufacturing facility and a cultivation, processing and sales license), production processes and an organized workforce. The Company determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Company has concluded that the acquired set is a business. Equity Instruments Issued The fair value of the 2,724,111 Common Shares issued was $27,568, based on the TSX listed share price of $10.12 per share of the Company on closing of December 21, 2021. The number of Common Shares issued was calculated by dividing the total share consideration of $26,000, per the share purchase agreement, by the 5-day volume-weighted average TSX listed share price of the Company preceding the closing date of $9.56. Contingent Share Consideration The acquisition included contingent share consideration as follows (all capitalized terms used below not otherwise defined herein have the respective meanings described to them in the Company’s agreement to acquire Laurentian): a) First Year Earnout calculated for the period January 1, 2022 to December 31, 2022, as the greater of (i) zero and (ii) the difference obtained when the sum of $2,000 and 50% of the agreed capital expenditures is subtracted from 30% of the First Year adjusted EBITDA Multiple, payable in Common Shares, provided that, the sum of the Initial Consideration and the First Year Earnout Amount shall not exceed the First Year adjusted EBITDA Multiple; and b) Second Year Earnout calculated for the period January 1, 2023 to December 31, 2023, as 19% of the Second Year adjusted EBITDA Multiple less the remaining balance of the agreed capital expenditures, payable in Common Shares, provided that, the sum of the Initial Consideration, the First Year Earnout Amount and the Second Year Earnout Amount shall not exceed the Second Year EBITDA Multiple. Earnout payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $6,996 and subsequently as at August 31, 2022 adjusted to $2,913, to reflect changes in estimates. The first year earnout milestone was not met. During the thirteen months ended September 30, 2023, a change in fair valuation of $2,864 is recognized in the statement of operations and comprehensive loss. As at September 30, 2023, the contingent share consideration for the second year earnout milestone has been adjusted to $49. ii. The Edibles and Infusions Corporation On April 6, 2021, the Company acquired 100% of the shares and voting interests of the non-listed EIC, including SUHM Investments Inc. and Quality Confections Corporation who collectively owned 100% of EIC for $22,000 of share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration of $13,000 should EIC achieve its milestones. On August 26, 2021, SUHM Investments Inc, Quality Confections Corporation and EIC amalgamated with the continuing entity being EIC. The fair value of the Common Shares issued was based on the TSX listed share price of the Company on closing of April 5, 2021 of $17.44 per share. The Company incurred acquisition-related costs of $620 on legal fees and due diligence. Of these costs $555 had been included in the statement of operations and comprehensive loss and $65 had been capitalized to share issuance costs. Contingent share consideration The acquisition includes contingent share consideration based on various milestones as follows: CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 40

i) $3,500 to be paid in Common Shares upon the first listing of EIC or Organigram branded product (which was manufactured at the EIC facility) prior to December 31, 2021 in either the Ontario or Alberta recreational market. This was achieved in the year ended August 31, 2021 and settled subsequently on September 8, 2021. ii) $7,000 to be paid in Common Shares on the generation of $15 million in net revenue during the 12 months ended December 31, 2022. iii) $2,500 to be paid in Common Shares on the generation of $7 million in adjusted EBITDA for the 12 months ended December 31, 2022. Milestone payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $5,249. During the year ended August 31, 2021, the contingent consideration was adjusted to $9,038 to reflect changes in estimates. During the year ended August 31, 2022, the first milestone was met and the Company issued 259,798 Common Shares as consideration to the former shareholders of EIC. As at August 31, 2022, the remaining contingent consideration was adjusted to $7,000. During the thirteen months ended September 30, 2023, EIC met the second milestone and the Company issued 2,621,370 Common Shares as consideration to the former shareholders of EIC, for a total value of $6,500. The remaining $500 has been irrevocably disclaimed and waived as part of a negotiated settlement and the Company recorded it as a change in fair value of contingent share consideration during the thirteen months ended September 30, 2023. The third milestone, calculated based on the adjusted EBITDA for the 12 months ended December 31, 2022, was not met. 28. OPERATING SEGMENTS An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the Company's chief operating decision maker, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company only has one operating segment. 29. SUBSEQUENT EVENTS i. In November 2023, the Company announced a $124.6 million dollar follow-on investment from BAT. Subject to the receipt of certain regulatory approvals, approval from Organigram’s shareholders and other conditions, BAT will subscribe for 38,679,525 shares at a price of $3.2203 per share, for gross proceeds of $124.6 million across three tranches. BAT will subscribe for 12,893,175 million shares on the closing of the first tranche (currently expected to be on or around January 16, 2024) for gross proceeds of $41.5 million with the remaining 25,786,350 shares to be subscribed for in two further equal tranches on or around August 30, 2024 and February 28, 2025. To the extent BAT exceeds 30.0% holding of outstanding Common Shares, it will be issued non-voting Class A convertible preferred shares (“Preferred Shares”). The Preferred Shares will be eligible for conversion into voting Common Shares at BAT’s option, provided that such conversion would not result in BAT’s voting interest in the Company exceeding 30%. Each Preferred Share shall be economically equivalent to a Common Share and will be convertible into Common Shares at the option of BAT without payment of any additional consideration. The conversion ratio shall initially be one-for-one, and post-issuance shall increase at a rate of 7.5% per annum, compounded annually, until such time as the Preferred Shares are converted into Common Shares or the aggregate equity interest of BAT in Organigram (inclusive of both the Common Shares and Preferred Shares as if converted into Common Shares) reaches 49%. BAT shall be periodically required to convert Preferred Shares to the extent that it holds less than 30% of the Common Shares outstanding. ii. On October 1, 2023, Organigram Inc. amalgamated with EIC and Laurentian, both then 100% owned subsidiaires of the Company (the "Amalgamation") and continued as a single corporation under the name "Organigram Inc.", a 100% owned subsidiary of the Company. This change is expected to streamline the Company's financial reporting process. iii. In November 2023, the Company announced that Phylos achieved the first milestone under the Secured Convertible Loan Agreement and the Company advanced the second tranche of US$2.75 million to Phylos. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022 41